
07026194

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04203

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/29/07

Annual Report 年報

2007


CHEVALIER

Chevalier International
Holdings Limited
其士國際集團有限公司
(Stock Code 股份代號: 25)

Contents 目錄

Financial Calendar 財務日誌

Event 事項	Date 日期
Announcement of Interim Results 中期業績公佈	8th December, 2006 二零零六年十二月八日
Announcement of Final Results 末期業績公佈	18th July, 2007 二零零七年七月十八日
Book Close Dates 截止過戶日期	
Interim Dividend 中期股息	3rd to 5th January, 2007 二零零七年一月三日至五日
Final Dividend 末期股息	23rd to 29th August, 2007 二零零七年八月二十三日至二十九日
Annual General Meeting 股東週年大會	29th August, 2007 二零零七年八月二十九日
Payment of Dividends 派發股息	
Interim dividend of HK$0.2 per share 中期股息每股港幣0.2元	9th January, 2007 二零零七年一月九日
Final dividend of HK$0.3 per share 末期股息每股港幣0.3元	6th September, 2007 二零零七年九月六日

(amount expressed in Hong Kong Dollars) *(所列様項均為港幣)*

		2007 二零零七年 **$ Million** 百萬元	2006 二零零六年 $ Million 百萬元
Segment revenue	**分類收益**		
Construction and engineering	建築及機械工程	**3,003**	2,524
Insurance and investment	保險及投資	**129**	118
Property	物業	**305**	523
Computer, information communication technology, F&B and others	電腦、資訊科技、餐飲及其他	**1,228**	1,170
Total segment revenue	**總分類收益**	**4,665**	4,335
Segment results	**分類業績**		
Construction and engineering	建築及機械工程	**186**	182
Insurance and investment	保險及投資	**150**	97
Property	物業	**135**	204
Computer, information communication technology, F&B and others	電腦、資訊科技、餐飲及其他	**55**	58
Total segment results	**總分類業績**	**526**	541


2007 Segment revenue
2007分類收益
3%
7%
64%
26%
2006 Segment revenue
2006分類收益
3%
12%
58%
27%
2007 Segment results
2007分類業績
35%
10%
29%
26%
2006 Segment results
2006分類業績
33%
18%
38%
11%
Construction and engineering
建築及機械工程
Insurance and investment
保險及投資
Property
物業
Computer, information communication technology, F&B and others
電腦、資訊科技、餐飲及其他

(amount expressed in Hong Kong Dollars) *(所列模項均為港幣)*

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2007.

下列為本集團截至二零零七年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

Financials *($ Million)*	財政項目 *(百萬元)*	2003	2004	2005	2006	**2007**
Total assets	總資產	5,392	6,003	6,453	6,936	**7,291**
Total liabilities	總負債	2,913	3,206	3,622	3,948	**3,976**
Minority interests	少數股東權益	279	323	291	267	**322**
Shareholders' equity	股東權益	2,200	2,474	2,540	2,721	**2,993**
Share capital (Number of shares in issue: in million)	股本(發行股數：百萬)	262	279	279	279	**279**
Revenue	收益	3,326	3,092	3,866	4,335	**4,665**
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	84	186	295	331	**318**
Per Share Basis *($)*	**每股計算** *(元)*					
Earnings - Basic	盈利－基本	0.32	0.69	1.06	1.19	**1.14**
Dividend	股息	0.175	0.30	0.45	0.68	**0.50**
Net asset value (at book value)	資產淨值(按帳面值)	8.40	8.87	9.10	9.75	**10.73**

REVENUE
收益

($ Million) (百萬元)


03
3,326
04
3,092
05
3,866
06
4,335
07
4,665

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
本公司股權持有人應佔溢利

($ Million) (百萬元)


03
84
04
186
05
295
06
331
07
318

EARNINGS AND DIVIDEND
盈利及股息

(PER SHARE BASIS) (每股計算)
($)(元)


Dividend
股息
Earnings
盈利
03
0.175
0.32
04
0.3
0.69
05
0.45
1.06
06
0.68
1.19
07
0.50
1.14

SHAREHOLDERS' EQUITY
股東權益

($ Million) (百萬元)


03
2,200
04
2,474
05
2,540
06
2,721
07
2,993




EXECUTIVE DIRECTORS

CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Vice Chairman and Managing Director)*
TAM Kwok Wing *(Deputy Managing Director)*
CHOW Vee Tsung, Oscar
FUNG Pak Kwan
KAN Ka Hon
HO Chung Leung

執行董事

周亦卿 *(主席兼董事總經理)*
郭海生 *(副主席兼董事總經理)*
譚國榮 *(副董事總經理)*
周維正
馮伯坤
簡嘉翰
何宗樑

INDEPENDENT NON-EXECUTIVE DIRECTORS

CHOW Ming Kuen, Joseph O.B.E., J.P.
LI Kwok Heem, John
SUN Kai Dah, George

獨立非執行董事

周明權O.B.E., J.P.
李國謙
孫開達

SECRETARY

KAN Ka Hon

秘書

簡嘉翰

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22nd Floor, Prince's Building
Central, Hong Kong

核數師

羅兵咸永道會計師事務所
香港執業會計師
香港中環
太子大廈二十二樓

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
BNP Paribas, Hong Kong Branch
DBS Bank, Ltd., Hong Kong Branch
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Chong Hing Bank Limited
Shanghai Commercial Bank Limited

主要往來銀行

中國銀行(香港)有限公司
法國巴黎銀行香港分行
星展銀行香港分行
恒生銀行有限公司
香港上海滙豐銀行有限公司
創興銀行有限公司
上海商業銀行

SOLICITORS

Richards Butler
Appleby

律師

齊伯禮律師行
Appleby

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

PRINCIPAL PLACE OF BUSINESS

22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

PRINCIPAL SHARE REGISTRARS

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

BRANCH SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG

Standard Registrars Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Hong Kong

SHARE LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 25

ADR DEPOSITARY BANK

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

WEBSITE

http://www.chevalier.com

主要營業地點

香港
九龍灣宏開道八號
其士商業中心二十二樓
電話：(852) 2318 1818
傳真：(852) 2757 5138

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, HM 08, Bermuda

香港股份登記及過戶分處

標準証券登記有限公司
香港皇后大道東二十八號
金鐘匯中心二十六樓

股份上市

香港聯合交易所有限公司
股份代號：25

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

網址

http://www.chevalier.com



Business Chart
業務架構

Chevalier International Holdings Limited 其士國際集團有限公司 *

— 50.02% → **Chevalier Pacific Holdings Limited 其士泛亞控股有限公司 ***

- **Construction and Engineering 建築及工程**
  - Lifts & Escalators 升降機及電扶梯
  - Pipe Technologies 管道技術
  - Aluminium Windows & Curtain Walls 玻璃幕牆及鋁窗
  - Building Construction 建築
  - Civil Engineering & Infrastructure 土木工程及基建
  - Environmental Engineering 環保工程
  - Air-conditioning and E & M Engineering 冷氣設備系統及機電工程
  - Building Materials & Equipment 建材設備
- **Property 物業**
  - Property Investment & Development 物業投資及發展
  - Cold Storage & Logistics 冷藏倉庫及物流
  - Property Management 物業管理
  - Hotel Investment 酒店投資
- **Insurance and Investment 保險及投資**
  - Insurance Services 保險服務
  - Asset Management 資產管理
- **Information Technology 資訊科技**
  - Network Solutions 網絡科技
  - Mobile Digital Solutions 流動數碼方案
  - Enterprise Automation 企業自動科技
- **Other Businesses 其他業務**
  - Automobile & Trading 汽車及貿易
  - Finance & Leasing Services 財務及借貸服務
  - Travel Agency 旅遊顧問

Chevalier Pacific Holdings Limited:

- **Lifestyle Food and Beverage 休閒飲食**
  - Coffee Wholesale & Retail 咖啡批發及零售
  - Specialty Restaurants & Bars 特色餐廳酒吧

* Listed on the Stock Exchange of Hong Kong
* 於香港聯合交易所上市


其士冷藏倉庫
其士貨倉大廈

Major Events in 2007
2007年度大事回顧

(April 2006 – March 2007)
(2006年4月至2007年3月)

April 2006
2006年4月

- Chevalier (Construction) Company Limited won the "Considerate Contractors Site Award" – Merit Award and "Outstanding Waste Management Performance Grand Award" – Merit Award

  其士(建築)有限公司獲頒「公德地盤獎」及「傑出廢物管理大獎」優異獎


Environment, Transport and Works Bureau
環境運輸及工務局
2005年度公德地盤嘉許計劃

- Lam Woo & Company Limited won the "Considerate Contractors Site Award" – Merit Award

  聯益建造有限公司獲頒「公德地盤獎」優異獎

- Chevalier (Network Solutions) Limited was awarded a contract to provide AVCON Video Collaboration Solution for Hong Kong Housing Authority

  其士(網絡科技)有限公司獲得為香港房屋委員會提供AVCON視像會議方案合約

- Charming Garden, managed by Chevalier Property Management Limited, won the Best Property Management Award – Best Award in the Kowloon West Best Security Services Award 2005, while Lung Cheung Building, another property managed by Chevalier Property Management Limited, won the Merit Award in the same category

  其士富居物業管理有限公司所管理的富榮花園及龍翔大廈分別獲頒「2005年度西九龍最佳保安服務選舉」的「最佳管理物業獎」及「優異管理物業獎」

May 2006
2006年5月

- Chevalier (Network Solutions) Limited was awarded a contract by TownGas Telecommunications Fixed Network Limited to provide residential wireless LAN to residential estates: Grand Promenade, Centre Stage and Centre Place

  其士(網絡科技)有限公司獲得名氣通電訊有限公司合約,為大型住宅嘉亨灣、聚賢居及匯賢居設計住宅無線區域網絡及提供有關配套設備

- Chevalier (Aluminium Engineering) Limited was awarded a commercial building project in Australia

  其士(鋁工程)有限公司獲得澳洲一幢商業大廈的工程合約



June 2006
2006年6月



- Chevalier (Chengdu) Investment Management Ltd. signed an agreement with Hua Qiao Hotel of Anhui Province and Anhui Lianhe Corporation to develop Hua Qiao Plaza in Hefei, Anhui Province, PRC

  其士(成都)投資管理有限公司與安徽省華僑飯店及安徽安興聯合總公司簽訂合作協議，發展位於安徽省合肥市的華僑廣場

July 2006
2006年7月



- Chevalier Property Management Limited was awarded the "2006 Hong Kong Management Association Quality Award – Bronze Award"

  其士富居物業管理有限公司獲得「香港管理專業協會優質管理獎－銅獎」

- Announcement of 2006 annual results

  集團公佈2006年度全年業績

- Entered into agreement with Goldman Sachs International to issue HK$450,000,000 in aggregate principal amount of 2.125% per annum convertible bonds

  

  與Goldman Sachs International達成協議，發行本金總額港幣4.5億元、年息2.125厘之可換股債券

September 2006
2006年9月



- Chevalier (Network Solutions) Limited was awarded a contract by Hong Kong Polytechnic University to supply and install ELV and structural cabling system for Hong Kong Community College

  其士(網絡科技)有限公司獲得為香港理工大學轄下香港專上學院提供特低電壓系統及綜合佈線系統的工程合約

- Chevalier (Network Solutions) Limited was awarded a contract to supply and install structural cabling system for Victoria Shanghai Education Foundation School in Aberdeen

  其士(網絡科技)有限公司獲得為香港仔滬江維多利亞學校提供綜合佈線系統工程合約

- Chevalier (Aluminium Engineering) Limited was awarded commercial development projects in Wai Yip Street, Kwun Tong and Kwai Chung Lot 215



  其士(鋁工程)有限公司獲得觀塘偉業街工程及葵涌215地段商業大廈發展項目工程合約

October 2006
2006年10月

- Chevalier (Network Solutions) Limited was awarded a 2-year renewal contract by Electrical and Mechanical Services Department, for the supply, installation, commissioning and maintenance service of Toshiba business telephone system and adjunct products for various government departments

  其士(網絡科技)有限公司與政府續約，於未來兩年為各政府部門提供東芝商業電話系統及有關配套之安裝、測試及保養服務



- Chevalier Cold Storage and Warehousing Limited renamed as "Chevalier Cold Storage and Logistics Limited", with enhanced reefer facilities

  其士冷藏倉庫有限公司易名為「其士冷藏物流有限公司」，並加強冷凍物流車隊設備

- Chevalier Insurance Company Limited set up a representative office in Ho Chi Minh City, Vietnam

  其士保險有限公司於越南胡志明市設立代表處

November 2006
2006年11月

- Entered into agreement to acquire the entire issued share capital of Igor's Group of Restaurants, which operates 20 outlets, in 2 tranches from year 2006 to 2008, with cash not exceeding HK$200 million

  訂立協議以總代價不超過二億港元，於2006年至2008年期間分兩次收購當時擁有二十間特色餐廳及酒吧的Igor's餐飲集團之股權

- Chevalier (Network Solutions) Limited was awarded contracts by Pacific Century Insurance Holdings Limited, Yew Chung International School and TownGas Telecommunications Fixed Network Limited (project: Grand WaterFront)

  其士（網絡科技）有限公司獲得盈科保險集團有限公司、耀中國際學校及名氣通電訊有限公司於翔龍灣之工程合約

- Chevalier (Macau) Limited was awarded the Galaxy Resort & Casino project in Macau

  其士（澳門）有限公司獲得澳門銀河娛樂渡假酒店工程合約

- CPC Construction Hong Kong Limited was awarded a contract by the Water Supplies Department for the replacement and rehabilitation of the fresh and salt water mains in Tsuen Wan and Yuen Long

  其士基建香港有限公司獲得水務署工程合約，負責更換及修復荃灣及元朗區的食水及鹹水管



- Chevalier (Aluminium Engineering) Limited was awarded the Latitude East World Square Site C contract in Australia

  

  其士（鋁工程）有限公司獲得Latitude East World Square Site C於澳洲的工程合約

- Chevalier (Construction) Company Limited was awarded a contract by Architectural Services Department to build 2 primary schools in Yuen Long

  其士（建築）有限公司獲建築署合約，興建兩間位於元朗的小學校舍

- Sponsored Chevalier Cup Race Day for the 11th consecutive year

  連續第十一年贊助其士盃賽馬日

December 2006
2006年12月

- Announcement of 2007 interim results

  公佈2007年度中期業績

- Chevalier (Macau) Limited was awarded its first construction contract in Macau to build residential project "The Praia"

  其士(澳門)有限公司首次獲澳門樓宇建築合約，成為住宅項目海擎天承建商



- The Lift & Escalator Division was commissioned to install over 50 sets of lifts and escalators for the Galaxy Resort & Casino project in Macau

  電梯部獲得澳門銀河娛樂渡假酒店工程合約，為酒店安裝超過五十台電梯及電扶梯



- The Lift & Escalator Division was awarded 3 prizes in the "Quality Public Housing Construction & Maintenance Awards 2006", namely "New Works Category – Outstanding Contract Award (Building Services Installation – Lift)", "New Works Category – Outstanding Workers Award" and "Outstanding Project Award"

  電梯部於「2006優質公共房屋建造及保養維修大獎」中囊括三個獎項－「新工程建造項目－傑出承建商獎(屋宇裝備－升降機)」、「新工程建造項目－傑出工友獎」及「傑出建築項目獎」

January 2007
2007年1月

- 4 security guards of Harmony Garden, managed by Chevalier Property Management Limited, were awarded "Best Security Guards" in the "Eastern District Outstanding Security Guard Award Scheme"

  其士富居物業管理有限公司所管理的富欣花園其中四位大廈保安員於「東區傑出保安員獎勵計劃」中獲頒「東區傑出保安員」獎項



February 2007
2007年2月

- Chevalier (Network Solutions) Thailand Office was awarded "Silver Level Partner of Avaya" and 2 of its projects were awarded "Significant Win Award"

  其士(網絡科技)泰國辦事處獲Avaya銀夥伴獎，其中兩個資訊科技項目亦獲頒「主要成就獎」







Dr Chow Yei Ching 周亦卿博士
Chairman and Managing Director 主席兼董事總經理

"On behalf of the Board of Directors (the "Board") of Chevalier International Holdings Limited, I am pleased to report that the Group continued to achieve healthy results for the year ended 31st March 2007.

本人謹代表其士國際集團有限公司董事會(「董事會」)欣然公佈，本集團於截至二零零七年三月三十一日止年度繼續錄得穩健的業績。"

The reviving Hong Kong economy in the past few years has benefited different business sectors. With the unemployment rate improving in Hong Kong and stock markets and tourism booming in different areas in the Asia Pacific region, the Group is optimistic about the economic prospects of Hong Kong, the Mainland China and other Asian countries.

過去數年，香港經濟復甦惠及各行各業。有見香港的失業率逐漸改善，加上亞太區的股市及旅遊業暢旺，因此，本集團對香港、中國內地及其他亞洲國家的經濟前景樂觀。

Against this macroeconomic situation, the Group continues to expand its business. We have introduced various new businesses to broaden our income stream and are pleased to report that these initiatives have attained encouraging results. Despite the fierce competition in the overall market, upholding our commitment to customer satisfaction and delivering quality services, we have strengthened our position both locally and overseas.

在這宏觀經濟下，本集團繼續擴展業務。我們引入多項新業務以擴大本集團的收入來源。我們很高興這些新嘗試成績可觀。儘管整體市場競爭激烈，我們致力實踐提高客戶滿意度及提供優質服務的承諾，成功加強了在本地及海外市場的地位。

In the absence of the one-off significant contribution from the disposal of property in Shanghai booked last year, the Group's revenue for the year increased by 7.6% to HK$4,665 million while profit attributable to equity holders decreased slightly by 3.9% to HK$318 million. The Group's profitability was affected by increased finance costs and additional development and operational costs incurred by exploring new markets and businesses. However, taking into account the continuous growth of the Hong Kong economy and the strong support from Mainland China, the Group remains confident of the continuous growth of its businesses.

出售上海物業的一次性重大收益已於去年入帳，雖然集團本年度沒有這方面的收益作支持，但收益仍然上升7.6%至港幣46.65億元，股東應佔溢利則微跌3.9%至港幣3.18億元。其中財務費用上升，與開拓新市場和業務產生的額外發展及營運費用，均影響了本集團的盈利能力。然而，我們考慮到香港經濟將繼續上揚，加上擁有中國內地這強大後盾，因此有信心業務將持續增長。

The Mainland China and Macau will continue to be attractive places for investment in the coming years. The Group anticipates good prospect for the property sector in emerging cities in Mainland China as well as in Macau's booming construction and engineering sectors. Our property, construction & engineering divisions are well positioned to seize arising opportunities in these markets. These businesses are expected to start bringing in satisfactory contribution from 2008.

未來數年，中國內地及澳門將繼續成為投資熱點。本集團預期中國內地新興城市的地產行業發展前景樂觀，而澳門的建築和工程行業亦將蓬勃發展。我們的物業、建築及工程業務亦已準備就緒，在這些興旺的市場把握湧現的商機。預期這些業務將於二零零八年開始帶來可觀的貢獻。

The food and beverage business is a sector set to become a long-term growth driver for the Group. For Pacific Coffee, the Group is looking to expand its presence in the Asia Pacific region other than Hong Kong, the Mainland China and Singapore. For the recently acquired Igor's Group of Restaurants, we will continue to expand its network and boost its brand. Our diversification plan will continue, with the support of business plans aiming for sustainable growth.

餐飲業務是本集團擁有長遠增長動力的業務。除香港、中國內地及新加坡外，本集團亦有意擴展Pacific Coffee的亞太區市場。至於近期收購的Igor's餐飲管理集團，我們將繼續拓展其網絡和提升其品牌形象。在推動本集團持續增長的業務計劃支持下，我們將繼續實施多元化發展策略。

Looking ahead, we are confident of securing support from our partners, business associates and shareholders. Together with our professional and highly motivated staff, we will continue to explore new businesses and new markets and strive to achieve fruitful results.

展望未來，我們有信心能取得業務夥伴、聯營公司和股東的支持，加上本集團專業而積極進取的員工，我們將繼續拓展新業務和市場，並致力爭取理想業績。

Finally, on behalf of the Board, I would like to thank all staff members for their dedication and diligence, and my fellow directors for their support and contribution in the past year.

最後，本人謹代表董事會對全體員工在過去一年努力不懈與各董事的支持和貢獻致以衷心感謝。


TOSHIBA
TOSHIBA

The Group operates the following core businesses – construction and engineering, insurance and investment, property, food and beverage, information technology and others.

本集團經營以下核心業務—建築及機械工程、保險及投資、物業、餐飲、資訊科技及其他業務。

Construction and Engineering

During the year, revenue of this segment improved by 19% to HK$3,003 million bolstered by an increase in business volume of the aluminium windows and curtain wall, environmental engineering and pipe technologies divisions and new projects secured in Macau by the electrical and mechanical ("E&M") engineering division. Overall profit of the segment increased by only 2.3% to HK$186 million mainly as a result of setback experienced by the pipe technologies business. The total value of major contracts on hand of the segment exceeds HK$3.2 billion.

建築及機械工程

年內，由於玻璃幕牆及鋁窗、環保工程及管道科技業務的營業額增加，加上機電工程業務在澳門取得多個新項目，推動該業務的收益上升19%至港幣30.03億元。而管道科技的業績未如理想，導致該業務整體盈利僅微升2.3%至港幣1.86億元。建築及機械工程等業務主要的手頭訂單總值超過港幣32億元。

While its revenue was steady, the building construction division contributed more profit than last year as several projects undertaken in previous years were closed during the financial year. Apart from Hong Kong, the Group has expanded its business to Macau and won a sizable contract during the year to build the distinctive residential property "The Praia". The 56-storey "The Praia" consisting of 4 blocks with over 1,200 units is expected to be completed at the end of 2008. Other major contracts in progress during the year included:

建築部門的收益穩定，由於若干在過去數年承辦的項目於本財政年度完成，因此該部門的盈利較去年有所增加。除香港外，本集團亦擴展其業務至澳門，更在年內取得興建特級住宅物業「海擎天」的大型合約。該物業樓高56層，包括四座大廈合共超過1,200個單位，預計將於二零零八年底竣工。年內，其他尚未完成的主要工程合約包括：

- The Hong Kong Jockey Club Enterprise Centre at the Hong Kong University of Science and Technology
- Hong Kong Community College Development at the Hong Kong Polytechnic University
- An international school at Ma On Shan for the English Schools Foundations
- Two primary schools in Area 13, Yuen Long, the New Territories

- 於香港科技大學興建香港賽馬會創新科技中心
- 於香港理工大學興建香港專上學院發展項目
- 英基學校協會於沙田馬鞍山興建國際學校
- 於新界元朗第十三區興建兩所小學

Encountering keen competition in the market, the lifts and escalators division strived hard to maintain its profit contribution. The division also continued to reinforce its foothold in other markets including Macau and Mainland China. Major projects on hand in Macau and Mainland China included supply and installation of over 50 sets of lifts and escalators for the Macau Galaxy Mega Resort & Casino, and supply and installation to hotel and office building in Chengdu and Dalian.

面對競爭激烈的市場環境，升降機及電扶梯部門竭盡所能維持其盈利貢獻。該部門亦繼續加強在其他地區，包括澳門及中國內地的市場地位。在澳門及中國內地的手頭主要合約包括為銀河娛樂度假酒店及娛樂場安裝超過50部升降機及電扶梯，以及為位於成都和大連的酒店和辦公室大樓供應及安裝升降機及電扶梯。

The aluminium windows and curtain wall division, which provides a full range services including design, renovation, engineering management and installation of curtain walls, had satisfactory performance during the year. The division also ventured into other overseas markets such as Australia and Japan, aiming to replicate in the new markets the success it has had in existing markets. Major contracts in progress during the year included:

- Tower 21, Union Square of Kowloon Station
- Millenium City Phase 6
- Kowloon Bus Depots in Mei Fu
- Hongkong Sanatorium Hospital Phase 3
- MGM Grand Hotel in Macau

玻璃幕牆及鋁窗部門提供一系列全面服務，包括設計、裝修、工程管理和安裝玻璃幕牆。年內該部門業績理想，並進軍澳洲及日本等其他海外市場，目標是要在新市場中取得與現有市場同樣的理想成績。年內尚未完成的主要合約包括：

- 九龍機鐵站上蓋T21
- 創紀之城6期
- 美孚九巴車廠重建
- 香港養和醫院第三期
- 澳門美高梅金殿酒店

E&M division obtained many new contracts in Macau, including the Galaxy Resort and Casino in Cotai City and Grand Lisboa Hotel and Casino. Air conditioning works for Wynn Resorts Phase I in Macau were completed in September 2006, while the works of its expansion phase commenced during the year.

機電工程部門在澳門取得多項新合約，包括澳門路氹城銀河娛樂渡假酒店及娛樂場及新葡京酒店。而為澳門永利酒店渡假村第一期安裝冷氣空調系統的工程已於二零零六年九月竣工，而其擴建部份亦已於年內動工。

As mentioned in the Interim Report, the overall performance of pipe technology business had been less than satisfactory. Investment was increased in sales and marketing in existing markets to fuel revenue growth. Profitability was adversely affected by such increased investment and slower-than-expected growth of the Asian market. However, having made those investments and through tightened cost control measures, the Group expects the overall performance of the division to improve in coming years by realizing the intangible value from its sales network and its portfolio of proprietary technologies.

如中期報告中所載，管道科技業務整體表現未如理想。本集團在現有市場增加了銷售和市場推廣方面的投資，以促進收益方面的增長。這些投資及亞洲市場的增長較預期緩慢卻為盈利表現帶來負面影響。然而，有見於有關投資已完成，加上收緊成本控制，本集團預期該部門的整體表現未來將獲得改善，並將建立強大的銷售網絡及一系列專利技術。

Insurance and Investment

During the year, profit of this segment improved substantially to HK$150 million, attributable to the thriving global investment market. For the investment and asset management division, it holds a well-balanced investment portfolio comprising equity, fixed income and structured deposits. The management will continue to ensure the division adopts a balanced approach to generate stable income and capture reasonable medium to long-term returns from its investments. Performance of the insurance underwriting business in Hong Kong was still under pressure from the cut-throat competition in the industry. To aid exploring of business opportunities, in addition to its representative office in Beijing, the insurance division opened a representative office in Ho Chi Minh City, Vietnam in October 2006. It targets also to establish presence in Macau.

保險及投資

年內，受惠於全球的投資市場交投暢旺，該業務的盈利大幅上升至港幣1.5億元。投資及資產管理部門的投資組合覆蓋股票、定息收益及結構性存款。管理層將繼續維持均衡的投資策略，於未來中長線為本集團帶來穩定收益及賺取合理回報。另一方面，持續的割喉式減價競爭為香港的承保業務帶來沉重壓力。為了開拓商機，除了北京代表處外，保險部門亦於二零零六年十月在越南胡志明市開設代表處，並有意進軍澳門市場。

Property

Revenue and profit of this segment declined to HK$305 million and HK$135 million, respectively. The substantial decrease in revenue was due to the absence this year of the HK$254 million one-off proceed from the disposal of part of the units in Chevalier Place, Shanghai last year. However, the significant improvement achieved by the cold storage operation had benefited the segment's overall results. The strong performance of the Group's cold storage business reflected increasing demand fuelled by growing import and export activities in Hong Kong.

After the disposal of approximately two-third of the investment property in Shanghai, the Group shifted to focusing on property development projects in emerging cities such as Chengdu, Hefei and Shenzhen. During the year, the Group had made good progress with its various property development projects. Phase I of the villa development in Beijing "My Villa" was well received by the market with more than 80% of the villas for pre-sale quickly swept up by buyers. Construction of Chevalier Tower, a residential and commercial project in Chengdu, has been very smooth and pre-sale was planned for the second half of 2007. The foundation work for a Shenzhen project was almost completed and construction work will commence soon. Land reclamation for the Hefei project, Hua Qiao Plaza, is in progress and the commercial project in Dongguan was disposed of during the year for proceeds of HK$45 million. The property division will continue to actively seek development opportunities in the Mainland China.

物業

該業務的收益及盈利分別下跌至港幣3.05億元及港幣1.35億元。收益顯著下降主要是由於本年度並未如上一個年度般，能透過出售上海亦園部份單位而獲得港幣2.54億元的一次性收益。然而，冷藏倉庫業務顯著改善，提升了該業務的整體業績。本集團的冷藏倉庫業務表現強勁，反映香港出入口貿易活躍，促進了對冷藏倉庫的需求。

自出售上海約三份之二的投資物業後，本集團轉向集中在新興城市如成都、合肥和深圳的物業發展項目。年內，本集團多個物業發展項目均進展理想。位於北京的「北京歐郡」第一期別墅發展項目深受市場歡迎，迅速售出逾八成預售的別墅。而成都商住項目世代錦江•凱旋門的工程亦進展順利，預計將於二零零七年下半年開始預售。深圳項目的奠基工程則接近完成，建築工程快將開始。合肥項目華僑廣場的土地平整工程尚在施工階段，而東莞的商業項目已於年內售出，帶來港幣4,500萬元的收益。物業部門將繼續在中國內地積極物色發展的商機。

The property management division provides management services for commercial and industrial buildings, residential units, shopping arcades, car parks and other amenities in buildings of total floor area over 2 million sq. m. in Hong Kong. It will also provide services to the Group's property development projects in various cities, such as the Chevalier Place in Shanghai, when they are completed.

物業管理部門為全港超過200萬平方米的商業及工業大廈、住宅單位、商場、停車場和大廈其他設施提供管理服務，亦在本集團多個城市的物業發展項目完成後提供管理服務，如位於上海的亦園就是其中之一。

Food & Beverage, IT and Others

Revenue and profit from the IT segment declined to HK$479 million and HK$10.9 million respectively, largely due to the recall of defective notebook computer batteries and the delay in the introduction of a new operating system for notebook computers.

餐飲、資訊科技及其他業務

資訊科技部門的收益及盈利分別下跌至港幣4.79億元及港幣1,090萬元，主要是由於手提電腦回收損壞電池及延遲推出手提電腦的新作業系統所致。

However, the performance of Pacific Coffee was encouraging. A total of 17 outlets were added to its shop network during the financial year. Bearing initial set up costs, performance of the food and beverage operations in Beijing and Shanghai were affected. To capture business riding on the flourishing coffee drinking culture in Mainland China and taking into consideration the growingly competitive market environment, the Group will endeavor to secure good locations for its stores at affordable rental in expanding its coffee shop chain. Learning from our experience in the Mainland China last year, we will adjust our strategy and focus on selecting and opening new stores at prime locations.

儘管如此，Pacific Coffee的業務表現令人鼓舞，並於本財政年度共增設了17間分店。由於涉及開業成本，北京及上海的餐飲業務均受到影響。為了把握中國內地咖啡潮流帶來的商機，並考慮到市場競爭日益激烈，本集團將盡力物色租金合理的黃金地點開店，積極擴充咖啡店的網絡。本集團將從去年在中國內地累積的經驗中學習，調整業務策略，集中挑選黃金地段開店。

With the acquisition of 49% stake in Igor's Group completed on 31st January 2007, the Group's food and beverage business now has a much strengthened portfolio for reaping benefits in the fast growing and lucrative western lifestyle food and beverage market in Hong Kong.

本集團於二零零七年一月三十一日完成收購Igor's餐飲管理集團49%的權益後，大大加強了旗下的餐飲業務的陣容，掌握香港這個快速增長及蓬勃發展的餐飲市場。

Performances of our car dealership business in Canada and food trading in the USA are satisfactory, and these businesses recorded improvement in both revenue and profit contribution.

加拿大的汽車代理業務及美國的食品貿易業務亦表現不俗，兩者在收益和盈利貢獻方面均有所增長。

Subsequent to the year end, the Group acquired all interests in the computer and information communication technology segment owned by its listed subsidiary, Chevalier Pacific Holdings Limited ("CPHL"). The move was in line with the stated objective of CPHL to focus on food and beverage business and had helped to maximize the Group's investment value in CPHL, as reflected in share price of CPHL after the transfer.

財政年度完結後，本集團向附屬上市公司其士泛亞控股有限公司(「其士泛亞」)收購其電腦及資訊科技通訊業務的全部權益。此舉符合其士泛亞公佈集中發展餐飲業務的宗旨，同時有助提高本集團於其士泛亞的投資價值，這在收購之後於其士泛亞的股價表現中得到充分反映。


Action
CHEVALIER

SHAREHOLDERS' EQUITY AND FINANCIAL RATIOS

As at 31st March 2007, the Group's total net assets attributable to equity holders of the Company amounted to HK$2,993 million (2006: HK$2,721 million), an increase of HK$272 million or 10% when compared with 2006. Such increase was mainly attributable to the profit attributable to equity shareholders of the Company of HK$318 million and exchange gain on translation of HK$69 million, offsetting by payments of dividends during the year totalling HK$139 million.

Total debt to equity ratio was 68% (2006: 73%) and net debt to equity ratio was 31% (2006: 38%), which are expressed as a percentage of bank, other borrowings and liability component of convertible bonds, and net borrowings respectively, over the total net assets of HK$2,993 million (2006: HK$2,721 million). These ratios were improved as a result of maintaining the total borrowings at similar level while the total net assets have been increased as stated above. Cash and deposits at bank were also enhanced with reduction in investment in securities, resulting in reduction in net borrowings. Total debt to total assets ratio was 28% (2006: 29%), which are expressed as percentage of bank, other borrowings and liability component of convertible bonds over the total assets of HK$7,291 million (2006: HK$6,936 million).

股東權益及財務比率

於二零零七年三月三十一日，本公司股權持有人應佔總資產淨值為港幣29.93億元（二零零六年：港幣27.21億元），較二零零六年增加港幣2.72億元或10%。該增長歸因於本公司股權持有人應佔溢利港幣3.18億元、外滙兑換的得益為港幣6,900萬元及扣除本年度已支付股息港幣1.39億元。

總債務與資本比率為68%（二零零六年：73%）及淨債務與資本比率為31%（二零零六年：38%），此乃將銀行、其他借貸與可換股債券的債務負擔及借貸淨額分別除以總資產淨值港幣29.93億元（二零零六年：港幣27.21億元）而得出之百分比。該等比率得以改善由於總借貸維持相若水平，而總資產淨值按以上所述增加。現金及銀行結存有所增長乃由於證券投資減少導致淨借貸減少。總債務與總資產比率為28%（二零零六年：29%），此乃銀行、其他借貸及可換股債券的債務負擔除以總資產港幣72.91億元（二零零六年：港幣69.36億元）。

BORROWINGS

At the balance sheet date, the Group's bank and other borrowings amounted to HK$2,027 million (2006: HK$1,997 million). Cash and deposits at bank, including fixed and structured deposits, amounted to HK$1,111 million (2006: HK$961 million) and net borrowings amounted to HK$916 million (2006: HK$1,036 million). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Included in the borrowings are 2.125% convertible bonds of HK$450 million issued in July, 2006, which helped the Company to enjoy a lower interest coupon cash outlay before maturity or redemption.

With the increase in borrowing and the rise of interest rates during the year, finance costs for the year amounted to HK$122 million (2006: HK$80 million), an increase of HK$42 million as compared with 2006.

借貸

於結算日，本集團之銀行及其他借貸為港幣20.27億元(二零零六年：港幣19.97億元)。現金及銀行結存(包括結構式及定期存款)為港幣11.11億元(二零零六年：港幣9.61億元)，而借貸淨額為港幣9.16億元(二零零六年：港幣10.36億元)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在計入於二零零六年七月發行總值港幣4.5億元的2.125釐可換股債券，本公司在其債券到期或贖回前可享有較低息之現金票據開支。

年內，由於增加借貸及利率上升，財務費用為港幣1.22億元(二零零六年：港幣8,000萬元)，較二零零六年增加港幣4,200萬元。

TREASURY POLICIES

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

庫務政策

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND INTEREST RATES

The group has arranged foreign currency swap contracts amounting to HK$228 million to hedge the exchange rate exposure between various foreign currencies to other cross currencies.

As at 31st March 2007, the Group had outstanding interest rate swap contracts which amounted to HK$610 million in total, enabling the Group to hedge its interest rate exposure.

外滙及利率的浮動風險

本集團已安排外幣掉期合約共港幣2.28億元以對沖各個外幣兑換其他交叉貨幣的外匯風險。

於二零零七年三月三十一日，本集團持有利率掉期合約為港幣6.1億元，令集團可對沖利率風險。

CHARGE ON ASSETS

As at 31st March 2007, bank loans of HK$372 million and other unutilised banking facilities are secured by charges on investment properties of HK$279 million (2006: HK$242 million), property, plant and equipment of HK$252 million (2006: HK$218 million), prepaid lease payments of HK$311 million (2006: HK$312 million), properties for sales of HK$109 million (2006: HK$146 million), bank balances and cash of HK$24 million (2006: HK$14 million), trade receivable of HK$37 million (2006: HK$27 million), inventories of HK$95 million (2006: HK$82 million), other intangible assets of HK$8 million (2006: HK$7 million) and investments at fair value through profit or loss of HK$2 million (2006: HK$109 million).

資產按押

於二零零七年三月三十一日，銀行借貸為港幣3.72億元及其他未動用銀行融資款項，以本集團的資產為抵押。該資產的總帳面淨值包括投資物業為港幣2.79億元（二零零六年：港幣2.42億元）；物業、廠房及設備為港幣2.52億元（二零零六年：港幣2.18億元）；預付租賃款項為港幣3.11億元（二零零六年：港幣3.12億元）；待售物業為港幣1.09億元（二零零六年：港幣1.46億元）；銀行結存及現金為港幣2,400萬元（二零零六年：港幣1,400萬元）；應收帳款為港幣3,700萬元（二零零六年：港幣2,700萬元）；存貨為港幣9,500萬元（二零零六年：港幣8,200萬元）；其他無形資產為港幣800萬元（二零零六年：港幣700萬元）；於損益帳按公允值處理的投資為港幣200萬元（二零零六年：港幣1.09億元）。

CONTINGENT LIABILITIES

Details of the contingent liabilities are set out in note 42 to the financial statements.

或然負債

或然負債之資料詳載於財務報表附註42。

CAPITAL COMMITMENT

Details of the capital commitment are set out in note 43 to the financial statements.

資本承擔

資本承擔之資料詳載於財務報表附註43。

FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES AND THEIR PROFORMA COMBINED BALANCE SHEET

The Company and/or its subsidiaries have provided financial assistance to, and guarantees given for banking facilities granted to, affiliated companies as at 18th July 2007, which together in aggregate amounted to HK$269.3 million as loans, HK$65.59 million as committed injection and HK$404.2 million as guarantees granted. These amounts represented a percentage ratio of approximately 10.2% as at 31st March 2007 and exceeded the relevant percentage ratios of 8% under the Listing Rules. In accordance with the Rule 13.22 of the Listing Rules, an unaudited proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interest in those affiliated companies as at 18th July 2007 are presented below:

給予關聯公司的財政資助及其備考合併資產負債表

於二零零七年七月十八日，本公司已給予聯屬公司合共港幣2.693億元貸款、承諾注資為港幣6,559萬元及為其聯屬公司銀行融資所作出之擔保為港幣4.042億元。於二零零七年三月三十一日，此等款額約佔10.2%之百分比率超過上市規則規定為8%之有關百分比率。根據上市規則第13.22條所規定，於二零零七年七月十八日，本集團給予財務資助的聯屬公司的未經審核備考合併資產負債表及本集團於這些聯屬公司的應佔權益如下：

		18th July 2007 二零零七年七月十八日 Proforma combined balance sheet 備考合併資產負債表 HK$ Million 港幣百萬元	The Group's attributable interest 本集團應佔權益 HK$ Million 港幣百萬元
Non-current assets	非流動資產	255	116
Current assets	流動資產	622	296
Current liabilities	流動負債	(75)	(34)
Non-current liabilities	非流動負債	(198)	(96)
Shareholders' advances	股東借貸	(293)	(269)
		311	13

The Group has provided guarantees in respect of banking facilities granted to associates, amounting to HK$44 million (2006: HK$110 million).

本集團提供公司擔保，作為授予聯營公司之銀行擔保為總值港幣4,400萬元(二零零六年：港幣1.1億元)。





Particulars of major properties held by the Group are as follows:

本集團之主要物業詳列如下：

(A) HELD AS INVESTMENT PROPERTIES/ PROPERTIES FOR OWN USE

(甲) 持作投資／自用物業

Location 地點	Usage 用途	Approximate gross floor area 大約樓面面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Hong Kong 香港				
Units 1011 to 1019 on 10th Floor, 19th to 23rd Floor one-third interest in 201 carparks of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay 九龍灣宏開道八號 其士商業中心十樓 一零一一至一零一九室、十九至二十三樓及 佔三分一權益之停車位 二百零一個	Office premises and car parking space 辦公室及停車場	174,600	Medium 中期	100
Ground Floor of Block A, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon 九龍觀塘成業街十六號 怡生工業中心A座地下	Industrial 工業	16,000	Medium 中期	100
Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories 新界粉嶺安樂邨安福街一號 其士貨倉大廈	Industrial 工業	118,300	Medium 中期	100
Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay 九龍灣常悅道二十一號 其士工程服務中心	Industrial 工業	177,500	Medium 中期	100

(A) HELD AS INVESTMENT PROPERTIES/ PROPERTIES FOR OWN USE (continued)

(甲) 持作投資／自用物業(續)

Location 地點	Usage 用途	Approximate gross floor area 大約樓面面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Hong Kong 香港				
The Whole of the 2nd, 3rd, 4th and 5th Floors, Factory Units Nos. 2205 and 2207 on 22nd Floor, and 8 carparks of Tsuen Wan Industrial Centre, Nos. 220-248 Texaco Road, Tsuen Wan, New Territories 新界荃灣德士古道二百二十至二百四十八號荃灣工業中心二、三、四及五樓全層、二十二樓二二零五及二二零七室及停車位八個	Industrial 工業	163,000	Medium 中期	49
124-130 Kwok Shui Road Kwai Chung, New Territories 新界葵涌國瑞路一百二十四至一百三十號	Cold storage warehouse 冷藏倉庫	427,500	Medium 中期	75
9 Henderson Road, Jardine's Lookout 渣甸山軒德蓀道九號	Residential 住宅	9,500	Long 長期	100
No. 20, Shek O Road 石澳道二十號	Residential 住宅	5,300	Long 長期	100
Singapore 新加坡				
Chevalier House, 23 Genting Road, Singapore 349481	Industrial 工業	80,000	Freehold 永久業權	100
The Blue Building, 10 Genting Road, Singapore 349473	Industrial 工業	17,000	Freehold 永久業權	100

(A) HELD AS INVESTMENT PROPERTIES/ PROPERTIES FOR OWN USE (continued)

(甲) 持作投資／自用物業(續)

Location 地點	Usage 用途	Approximate gross floor area 大約樓面面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Canada **加拿大**				
4334-4340 Kingston Road, Ontario, MIF 2M8	Office, workshop and parking space for automobile dealership 用作汽車經銷之辦公室、工場及停車場	20,200	Freehold 永久業權	100
14535-14583, Yonge Street, Aurora, Ontario	Office, workshop and parking space for automobile dealership 用作汽車經銷之辦公室、工場及停車場	25,000	Freehold 永久業權	100
888 Hamilton Street, Vancouver, B.C.	Hotel 酒店	66,000	Freehold 永久業權	86
United States of America **美國**				
430 East Grand Avenue, South San Francisco, CA	Industrial/Warehouse 工業／貨倉	38,000	Freehold 永久業權	100
The Mainland China **中國內地**				
355 Minquan Road, Xinyang City, Henan Province 河南省信陽市民權路三五五號	Hotel 酒店	129,000	Medium 中期	70
Sha Long Road, Sha Tong Village, Houjie Town, Dongguan City 東莞市厚街鎮沙塘村沙隆路	Hotel 酒店	123,500	Long 長期	100
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province 廣東省廣州市東山廣場十八樓四、五、六及七室	Office premises 辦公室	7,200	Medium 中期	56.7

(A) HELD AS INVESTMENT PROPERTIES/ PROPERTIES FOR OWN USE (continued)

(甲) 持作投資／自用物業(續)

Location 地點	Usage 用途	Approximate gross floor area 大約樓面面積 sq.ft. 平方呎	Lease term 契約年期	Group's interest 集團所佔權益 % 百分率
Thailand **泰國**				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis (位於曼谷市之商業大廈)	Office premises and showroom 辦公室及陳列室	21,300	Freehold 永久業權	56.7
Germany **德國**				
Julius Strasse 12 32816 Schieder-Schwalenberg Germany	Production (impregnation plant) 工業	245,000	Freehold 永久業權	94.77
Julius Strasse 6/10 32816 Schieder-Schwalenberg Germany	Office and repair shop 辦公室及維修工場	227,000	Freehold 永久業權	100
An der Brehnaer Str I 06794 Glebizsch Germany	Office and repair shop 辦公室及維修工場	218,000	Freehold 永久業權	100

(B) PROPERTIES UNDER DEVELOPMENT (乙) 發展中物業

Location 地點	Stage of completion 完成之程度	Expected date of completion 預算完成之日期	Major usage 主要用途	Approximate site area 大約地盤面積 sq.ft. 平方呎	Estimated floor area after completion 發展後大約樓面面積 sq.ft. 平方呎	Group's interest 集團所佔權益 % 百分率
The Mainland China 中國內地						
Beijing Huairou District 北京懷柔區	In progress 工程進行中	2007 and及 2008	Residential and villa 住宅及別墅	1,909,400	1,324,900	44
Chengdu Jinjiang District 成都錦江區	In progress 工程進行中	2008	Residential 住宅	101,600	728,000	49
Shenzhen Lo Wu Xi Ling Village 深圳羅湖區西嶺村	In progress 工程進行中	2008	Residential 住宅	159,100	1,321,300	46

(C) PROPERTIES FOR SALE (丙) 待售物業

Location 地點	Approximate gross floor area 大約樓面面積 sq.ft. 平方呎	Lease term 契約年期	Group's Interest 集團所佔權益 % 百分率
Hong Kong 香港			
Charming Garden and 134 carparks, 8-16 Hoi Ting Road, Mongkok West, Kowloon 九龍旺角西海庭道八至十六號富榮花園及停車位134個	5,500*	Medium 中期	100
Beverly Garden and 336 carparks, 1 Tong Ming Street, Tseung Kwan O, New Territories 新界將軍澳唐明街一號富康花園及停車位336個	17,810*	Medium 中期	100
Glorious Garden and 244 carparks, 45 Lung Mun Road, Tuen Mun, New Territories 新界屯門龍門道四十五號富健花園及停車位244個	7,700*	Medium 中期	100
The Mainland China 中國內地			
Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai 上海市徐滙區十八街坊四十八號地塊亦園	130,000	Long 長期	80

* *Excluding carparking spaces*

The Board is committed to maintaining a high standard of corporate governance practices and business ethics in the firm belief that they are essential for maintaining and promoting investors' confidence and maximising shareholders' returns. The Board reviews its corporate governance practices from time to time in order to meet the rising expectations of stakeholders and comply the increasing stringent regulatory requirements, and to fulfil its commitment to excellence in corporate governance.

董事會致力維持高水平的企業管治常規及商業道德標準的承諾，並堅信此對於維持及提高投資者的信心和增加股東的回報至為重要。為了達到與公司有相關利益者對企業管治常規水平不斷提升的期望和符合日趨嚴謹的法規要求，以及實踐董事會對堅守優越企業管治的承諾，董事會不斷檢討集團的企業管治常規。

The Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") came into effect on 1st January 2005. The CG Code sets out two levels of corporate governance practices namely, mandatory code provisions that a listed company must comply with or explain its non-compliance, and recommended best practices that a listed company is encouraged to comply with but need not disclose in the case of non-compliance. The Company is in compliance with the mandatory code provisions of the CG Code except for certain areas of non-compliance discussed later in this report.

香港聯合交易所有限公司(「聯交所」)《證券上市規則》(「上市規則」)附錄十四所載之《企業管治常規守則》(「企業管治守則」)已於二零零五年一月一日生效。企業管治守則訂明兩個層次的企業管治守則，包括：強制守則條文 — 上市公司必須遵守，或對任何偏離守則條文的情況作出解釋；及建議最佳常規 — 鼓勵上市公司加以遵守但毋需披露偏離常規的情況。除了於隨後本報告書內討論某些偏離的情況外，本公司已遵守企業管治守則中的強制守則條文。

BOARD OF DIRECTORS

The Board is charged with providing effective and responsible leadership for the Company. The directors, individually and collectively, must act in good faith in the best interests of the Company and its shareholders. The Board sets the Group's overall objectives and strategies, monitors and evaluates its operating and financial performance and reviews the corporate governance standard of the Company. It also decides on matters such as annual and interim results, major transactions, director appointments or re-appointment, and dividend and accounting policies. Biographical details of the Directors of the Company as at the date of this report are set out on pages 46 to 48.

董事會

董事會肩負向本公司整體提供有效率和負責任的領導。董事會各成員，無論個別或共同地，都必須真誠地以公司及其股東的整體利益為前題行事。董事會訂立本集團之整體策略和方向，及監管和評估本集團其營運與財務上之表現，並檢討本公司之企業管治水平。董事會亦須決定各項公司事宜，其中包括末期及中期業績、重大交易、董事聘任或續聘、並股息分派及會計政策。於本報告書之日，本公司董事之個人資料詳載於第46頁至第48頁。

BOARD OF DIRECTORS (continued)

The Board comprises 7 Executive Directors and 3 Independent Non-Executive Directors. The full Board met four times during the year under review. The attendance of Directors at the Board Meetings and the Board Committees Meetings is set out in the table below:

董事會(續)

董事會由七名執行董事及三名獨立非執行董事組成，董事局年內共舉行了四次會議，各董事在董事局會議和董事委員會會議的出席率如下：

Directors 董事	Meetings Attended/Held 會議出席／舉行次數 Board 董事局	Audit Committee 審核委員會	Remuneration Committee 薪酬委員會
Executive Directors *執行董事*			
Dr Chow Yei Ching *(Chairman and Managing Director)* 周亦卿博士 *(主席兼董事總經理)*	4/4		
Mr Kuok Hoi Sang *(Vice Chairman and Managing Director)* 郭海生先生 *(副主席兼董事總經理)*	4/4		1/1
Mr Tam Kwok Wing *(Deputy Managing Director)* 譚國榮先生 *(副董事總經理)*	4/4		
Mr Chow Vee Tsung, Oscar 周維正先生	3/4		1/1
Mr Fung Pak Kwan 馮伯坤先生	3/4		
Mr Kan Ka Hon 簡嘉翰先生	4/4		
Mr Ho Chung Leung 何宗樑先生	4/4		
Independent Non-Executive Directors *獨立非執行董事*			
Dr Chow Ming Kuen, Joseph 周明權博士	3/4	2/2	1/1
Mr Li Kwok Heem, John 李國謙先生	4/4	2/2	1/1
Mr Sun Kai Dah, George 孫開達先生	4/4	2/2	1/1

The Board members have no financial, business, family or other relationships with each other save for the father-son relationship between Dr Chow Yei Ching and Mr Chow Vee Tsung, Oscar. Each of the Independent Non-Executive Directors has confirmed in writing his independence to the Company pursuant to Rule 3.13 of the Listing Rules.

除周亦卿博士與周維正先生為父子外，各董事會成員之間概無財務、業務、親屬或其他關係。各獨立非執行董事已根據上市規則第3.13條規定已就其獨立性以書面確認。

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Since the Board is involved in the appointment of new Directors, the Company has not established a Nomination Committee. The Board will take into consideration criteria such as expertise, experience, integrity and commitment when considering new director appointments. All candidates must also meet the standards as set forth in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an Independent Non-Executive Director should also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Bye-Laws of the Company, all Directors are subject to retirement by rotation and re-election at annual general meetings of the Company. New Directors appointed by the Board during the year are required to retire and submit themselves for re-election at the annual general meeting or general meeting immediately following their appointments. Further, at each annual general meeting, one-third of the Directors, or, if their number is not a multiple of three, then the number nearest to but not less than one-third are required to retire from office by rotation and no later than the third annual general meeting since the last re-election or appointment of such Director. Currently, all Independent Non-Executive Directors are not appointed for a specific term.

Appointment of Executive Directors were considered at an Executive Committee meeting of the Company on 29th March 2007 with the attendance of Dr Chow Yei Ching and Mr Chow Vee Tsung, Oscar in the meeting.

董事之委任及重選

由於董事會參與新董事的委任，因此本公司並無成立提名委員會。在提名新董事時，董事會會考慮彼等之專業知識、經驗、誠信及承擔等各方面的資歷。所有候選人均已符合上市規則第3.08及3.09條之要求，而在委任獨立非執行董事時，候選人亦必須符合上市規則3.13條所載之指引之獨立性。

根據公司細則，所有董事須於本公司之股東週年大會上輪值告退，並膺選連任。於年內獲董事會委任之董事亦須在獲委任後之首次股東週年大會或繼委任後的普通會議上退任，並可膺選連任。再者，於每屆股東週年大會上須有三分之一或(如董事退任人數不是三的倍數)最接近但不少於三分之一的董事退任，而每位董事均須在其上次當選或重選後不超過三屆之股東週年大會上退任。現時，所有獨立非執行董事均沒有指定任期。

在二零零七年三月二十九日委任之執行董事已在本公司之執行委員會會議上作考慮，並由周亦卿博士及周維正先生列席該會議。

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The CG Code provision stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Chairman and Managing Director of the Company is Dr Chow Yei Ching and the Group Managing Director is Mr Kuok Hoi Sang. The role of the Chairman is separate from that of the Group Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Group Managing Director is responsible for managing the Group's businesses.

主席及行政總裁

企業管治守則條文規定主席及行政總裁之角色必須分開及不能由同一人兼任。本公司的主席兼董事總經理為周亦卿博士，而集團董事總經理為郭海生先生。主席與集團董事總經理的職務明確劃分，主席負責監督董事會職能運作，集團董事總經理則負責管理本集團的業務。

AUDIT COMMITTEE

The Audit Committee was established in 1998 with written terms of reference and Mr Li Kwok Heem, John, an Independent Non-Executive Director of the Company, is the Chairman of the committee. He is a qualified accountant with extensive experience in financial reporting and controls. Other members include all other Independent Non-Executive Directors, namely, Dr Chow Ming Kuen, Joseph and Mr Sun Kai Dah, George. The Audit Committee is responsible for the appointment of external auditors, review of the Group's financial information and oversight of the Group's financial reporting system, internal control procedures and risk management frameworks. It is also responsible for reviewing the interim and final results of the Group prior to recommending them to the Board for approval. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Audit Committee held two meetings during the year ended 31st March 2007. At the meetings, it reviewed the connected transactions (if any), the interim accounts for the six months ended 30th September 2006 and last year's final results for the year ended 31st March 2006, and has reviewed with Management the accounting principles and practices adopted by the Group and discussed the auditing, internal controls, financial reporting matters and risk management systems of the Group. The final results for the year ended 31st March 2007 were reviewed by the Audit Committee in its meeting held on 16th July 2007.

審核委員會

有書面訂明職權範圍之審核委員會已於一九九八年成立，並由獨立非執行董事李國謙先生出任主席。彼為一位在處理財務報表及監控方面具資深經驗的合資格會計師。其他成員包括其他獨立非執行董事周明權博士及孫開達先生所組成。審核委員會負責委任外聘核數師、審閱本集團之財務資料及監察本集團之財務報表系統和內部監控程序及風險管理架構等事宜。該委員會負責審閱本集團中期及末期業績後才向董事會作出建議是否批准有關業績。審核委員會的具體職權範圍已載於本公司網站http://www.chevalier.com內。

審核委員會於二零零七年三月三十一日止年度內共舉行了兩次會議，並審閱關連交易(如適用)，截至二零零六年九月三十日止的中期帳目和截至二零零六年三月三十一日止上年度的末期業績，並與管理層審閱本集團所採納的會計準則，及討論核數、內部監控、財務報告及本集團之風險管理系統。截至二零零七年三月三十一日止之末期業績已經審核委員會於二零零七年七月十六日召開之會議上審閱。

REMUNERATION COMMITTEE

The Remuneration Committee was established on 10th March 2005 with written terms of reference. Chow Ming Kuen, Joseph is the Chairman of the committee. Other members of the committee include Messrs Li Kwok Heem, John, Sun Kai Dah, George, Kuok Hoi Sang and Chow Vee Tsung, Oscar. The Remuneration Committee is responsible for reviewing and determining the compensation and benefits of the Directors and senior management of the Company. Its terms of reference are accessible on the Company's website, http://www.chevalier.com.

The Remuneration Committee held a meeting during the year ended 31st March 2007 to review the remuneration packages paid to Directors and Senior Management for the year ended 31st March 2007.

薪酬委員會

有書面訂明職權範圍之薪酬委員會已於二零零五年三月十日成立。現時該委員會之主席為周明權博士。該委員會之其他成員包括李國謙先生、孫開達先生、郭海生先生及周維正先生。薪酬委員會負責審閱及釐定本公司董事及高級管理人員的薪酬及福利。薪酬委員會的具體職權範圍已載於本公司網站http://www.chevalier.com內。

薪酬委員會於二零零七年三月三十一日止年度內共舉行了一次會議，並審閱截至二零零七年三月三十一日止支付予董事及高級管理人員之薪酬待遇。

MANAGEMENT COMMITTEE

The Board has delegated the authority and responsibility for implementing its business strategies and managing the daily operations of the Group's business to an Executive Committee which was established in 1991. Members of the Executive Committee comprise 7 Executive Directors, namely Dr Chow Yei Ching, Messrs Kuok Hoi Sang, Tam Kwok Wing, Chow Vee Tsung, Oscar, Fung Pak Kwan, Kan Ka Hon and Ho Chung Leung.

管理委員會

董事會已授權於一九九一年成立之管理委員會負責推行其商業策略及管理本集團的日常商業運作。管理委員會由周亦卿博士、郭海生先生、譚國榮先生、周維正先生、馮伯坤先生、簡嘉翰先生及何宗樑先生七位執行董事所組成。

INTERNAL CONTROL

The Board has overall responsibilities for maintaining a sound and effective internal control system of the Group. During the year, the Board has conducted a review of the effectiveness of the Group's internal control system, covering its financial, operational, compliance control and risk management functions for internal controls. The Group's system of internal control includes a defined management structure with limits of authority, and is designed to help the Group achieve its business objectives, safeguard its assets against unauthorised use or disposition, ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure compliance with relevant laws and regulations. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss, and to manage rather than eliminate risks of failure in the Group's operational systems and in the achievement of the Group's business objectives.

The Internal Audit Department plays a major role in monitoring the internal control of the Group and reports directly to the Chairman. It has unrestricted access to review all aspects of the Group's activities and internal controls. It also conducts special audits of areas of concern identified by Management or the Audit Committee. The Internal Audit Department adopts risk and control-based audit approach. All audited reports are circulated to the Audit Committee and key management. The Internal Audit Department is also responsible for following up the implementation of recommendations and corrective actions. The Audit Committee has free and direct access to the Head of Internal Audit Department without reference to the Chairman or Management.

內部監控

董事會全權負責維持本集團健全和有效的內部監控系統。年內，董事會已檢討本集團在財務、運作、遵守及風險管理等之內部監控系統的效率，並包括界定管理架構及其相關的權限以協助集團達至商業指標、保管資產以防未經授權之使用或處理、確定適當的會計記錄得以保存並可提供可靠的財務資料供內部使用或對外發放，並確保符合相關法例與規則。上述監控系統旨在合理地(但並非絕對地)保證並無重大失實陳述或損失，並管理(但並非完全消除)本集團營運系統的失誤及未能達標的風險。

內部審計部在本集團的內部監控事宜上擔當重要角色並直接向主席匯報，並在不受限制下審閱本集團各方面的事務及內部監控事宜，並就管理層或審核委員會關注的範疇進行特別審核。內部審計部採納風險及控制為審核之基準。所有經審核之會計帳目均由審核委員會及主要管理層傳閱。而內部審計部亦負責跟進及履行所有有關建議及改善措施。審核委員會可與內部審計部主管直接接洽而毋須知會主席或管理層。

DIRECTORS' AND AUDITORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Directors acknowledge that it is their responsibilities in preparing the financial statements for the year ended 31st March, 2007 on a going concern basis.

The Auditors of the Company acknowledge their reporting responsibilities in the Auditor's Report on the financial statements for the year ended 31st March 2007 as set out in the Auditor's Report on page 53 to 54.

董事和核數師對財務報表的責任

董事會確認在負責編製截止二零零七年三月三十一日止年度之財務報表已按照持續經營的基準編製。

本公司之核數師確認彼等對本公司截至二零零七年三月三十一日止年度財務報表的責任載於第53頁至54頁的核數師報告書中。

AUDITORS' REMUNERATION

During the financial year ended 31st March 2007, the fees paid/payable to the auditors in respect of audit and non-audit services provided by the auditors to the Group were as follows:

核數師之酬金

截至二零零七年三月三十一日止財政年度內，就本集團核數師提供之核數及其他非核數服務已支付／應付核數師酬金如下：

Nature of services 服務性質				Amount (HK$'000) 金額(港幣千元)
Audit services	- PricewaterhouseCoopers	核數服務	－羅兵咸永道會計師事務所	5,000
	- other auditors		－其他會計師	3,674
Non-audit services	- PricewaterhouseCoopers	非核數服務	－羅兵咸永道會計師事務所	1,114
	- other auditors		－其他會計師	1,700

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 of the Listing Rules. Following a specific enquiry, each of the Directors confirmed that he has complied with the Model Code throughout the year.

證券交易的標準守則

本公司已採納了〈上市規則〉附錄十所載之《上市發行人董事進行證券交易》的標準守則(「標準守則」)。經具體查詢後，每位董事均確認於本年度內已遵守標準守則。

SOCIAL RESPONSIBILITY

The Group is committed to being a successful and responsible corporate citizen. As such, we are committed not only to delivering quality products and services to our customers and strong and sustained financial performance to our shareholders. We are also committed to creating a positive impact in the communities where we conduct business. We aim to achieve this by, amongst others, support charitable organisations and causes; by ensuring that the workers producing our products are treated with fairness and respect; and at all times achieving our goals through environmentally friendly means.

社會責任

本集團致力成為成功及負責任之企業公民。因此，我們除了竭力為我們的顧客提供優質的產品及服務，及為我們的股東提交持續優良的業績外，我們亦致力替我們營業的社區營造一個正面的影響。為了達成此目標，本集團積極支持各慈善機構及其活動；確保為我們生產製成品的勞工得到公平的對待及尊重；以及任何時候透過為環境設想的方式達成我們的目標。

INVESTOR AND SHAREHOLDER RELATIONS

The Group's senior management maintains close communications with investors, analysts, fund managers and the media by various channels including individual interviews and meetings. The Group also responds promptly to request for information and queries from the investors.

The Board also welcomes the views of shareholders on matters affecting the Group and encourages them to attend shareholders' meetings to communicate any concerns they might have with the Board or Management directly.

The Company provides extensive information of the Group timely to the shareholders and the public through the publication of interim and annual reports, circulars, notices and announcements. The financial and other information relating to the Group is disclosed on the Company's website at http://www.chevalier.com.

與投資者及股東之關係

本集團之高級管理人員透過多樣化的方式如個別訪問及會議與投資者、分析員、基金經理及傳媒保持緊密之溝通。本集團亦對投資者索取資料之要求和提問作出適時回應。

董事會亦歡迎股東對影響本集團的事項提出意見，並鼓勵他們出席股東大會，藉以直接地向董事會或管理層反映他們關注的事項。

本公司透過刊發中期及末期報告書、通函、通告及公佈致力適時為股東及公眾人士提供全面的集團資料，而有關本集團的財務報告及其他資料亦載於本公司網站www.chevalier.com內。

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March 2007.

董事會將本公司及本集團截至二零零七年三月三十一日止年度報告書及經審核財務報表提呈各股東省覽。

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries, associates and jointly controlled entities are shown on pages 148 to 160.

The Group's revenue and results for the year ended 31st March 2007 analysed by business and geographical segments are set out in note 39 to the financial statements.

主要業務

本公司之主要業務為投資控股，而其主要附屬公司、聯營公司及共同控制企業之主要業務載於第148至160頁。

本集團截至二零零七年三月三十一日止年度以業務及地區分類之收益及業績載於財務報表附註第39項內。

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st March 2007 are set out in the consolidated income statement. An interim dividend of HK$0.2 per share was paid on Tuesday, 9th January 2007. The Directors now recommend the payment of a final dividend of HK$0.3 per share.

業績及撥用

本集團於截至二零零七年三月三十一日止年度之業績載於綜合收益表內。中期股息每股港幣0.2元已於二零零七年一月九日(星期二)以現金支付。董事會現建議派發末期股息每股港幣0.3元。

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the identity of the shareholders entitled to attend and vote at the annual general meeting of the Company to be held on Wednesday, 29th August 2007, the Register of Members of the Company will be closed from Thursday, 23rd August 2007 to Wednesday, 29th August 2007, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 22nd August 2007.

暫停股份過戶登記

為著釐定有權出席本公司於二零零七年八月二十九日(星期三)舉行之股東週年大會並於會上投票之股東身份，本公司將於二零零七年八月二十三日(星期四)至二零零七年八月二十九日(星期三)(首尾兩日包括在內)暫停辦理股份過戶登記手續。為確保獲得建議派發之末期股息，持有本公司股份之人士，請於二零零七年八月二十二日(星期三)下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港皇后大道東二十八號金鐘匯中心二十六樓，以便辦理過戶登記手續。

SHARE CAPITAL

Movements in the Company's share capital during the year are set out in note 34 to the financial statements.

股本

年度內，本公司股本之變動載於財務報表附註第34項內。

SHARE OPTION SCHEME

Particulars of the share option scheme to subscribe for shares in the Company are set out in note 45 to the financial statements.

購股權計劃

有關本公司之購股權計劃可予認購股份詳情載於財務報表附註第45項內。

RESERVES

Movements in reserves during the year are set out in note 35 to the financial statements.

儲備

年度內，儲備的變動載於財務報表第35頁。

INVESTMENT PROPERTIES

Movements in investment properties during the year are set out in note 14 to the financial statements.

投資物業

年度內，投資物業的變動載於財務報表附註第14項內。

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during the year are set out in note 15 to the financial statements.

物業、廠房及設備

年度內，物業、廠房及設備的變動載於財務報表附註第15項內。

BORROWINGS

Details of bank loans and other borrowings of the Group as at 31st March 2007 are set out in notes 32 and 33 to the financial statements.

借貸

本集團在二零零七年三月三十一日之銀行貸款及其他借貸之詳情載於財務報表附註32及33。

FINANCIAL SUMMARY

A financial summary of the Group is shown on pages 2 to 3.

財務概要

本集團之財務概要載於第2頁至3頁。

MAJOR CUSTOMERS AND SUPPLIERS

The Group's revenue and purchases of the year attributable to the Group's five largest customers and suppliers respectively were less than 30%. None of the Directors, their associates or any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

主要客戶及供應商

年度內，本集團之五大供應商及五大客戶分別佔本集團進貨額及收益不足30%。本公司各董事、其聯繫人士或任何股東(就董事所知其擁有本公司已發行股本超過5%者)概無與本集團的五大供應商或五大客戶有任何權益。

MAJOR PROPERTIES

Particulars of the major properties of the Group as at 31st March 2007 are set out on pages 29 to 33.

主要物業

本集團於二零零七年三月三十一日之主要物業資料載於第29頁至第33頁。

EMPLOYEES AND REMUNERATION POLICIES

As at 31st March 2007, the Group employed approximately 4,400 full time staff globally. Total staff costs amounted to approximately HK$827 million for the year ended 31st March 2007. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

僱員及薪酬制定

於二零零七年三月三十一日，本集團於全球僱用約4,400名全職員工。截至二零零七年三月三十一日止年度，員工總開支約為港幣8.27億元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

DONATIONS

During the year, the Group made donations of HK$869,000 to charitable bodies and HK$72,000 to other communities respectively.

慈善捐款

年度內，本集團捐款予認可慈善機構及其他社會團體分別為港幣86.9萬元及港幣7.2萬元。

PRE-EMPTIVE RIGHTS

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

優先承讓權

本公司之細則並無優先承讓權之條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching *(Chairman and Managing Director)*
Mr KUOK Hoi Sang *(Vice Chairman and Managing Director)*
Mr TAM Kwok Wing *(Deputy Managing Director)*
Mr CHOW Vee Tsung, Oscar
Mr FUNG Pak Kwan
Mr KAN Ka Hon
Mr HO Chung Leung

Independent Non-Executive Directors

Dr CHOW Ming Kuen, Joseph
Mr LI Kwok Heem, John
Mr SUN Kai Dah, George

In accordance with the Company's Bye-laws, Messrs CHOW Vee Tsung, Oscar, KAN Ka Hon, HO Chung Leung and LI Kwok Heem, John shall retire from office at the forthcoming Annual General Meeting and they, being eligible, will offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

DIRECTORS' INTERESTS IN CONTRACTS

Dr CHOW Yei Ching, Messrs KUOK Hoi Sang, TAM Kwok Wing, CHOW Vee Tsung, Oscar, FUNG Pak Kwan and KAN Ka Hon are interested in certain contracts in that they are the Directors and/or have beneficial interests in CPHL.

Save as aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

購買、出售或贖回上市證券

年內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事

年度內及截至本報告日期止之在任董事如下：

執行董事

周亦卿博士 *(主席兼董事總經理)*
郭海生先生 *(副主席兼董事總經理)*
譚國榮先生 *(副董事總經理)*
周維正先生
馮伯坤先生
簡嘉翰先生
何宗樑先生

獨立非執行董事

周明權博士
李國謙先生
孫開達先生

根據本公司之細則，周維正先生、簡嘉翰先生、何宗樑先生及李國謙先生須於即將召開之股東週年大會上告退，惟願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之利益

周亦卿博士、郭海生先生、譚國榮先生、周維正先生、馮伯坤先生及簡嘉翰先生在若干合約中獲得利益，概因彼等乃其士泛亞之董事及／或實益擁有其權益。

除上文所述者外，本公司或其任何附屬公司於本年底或年內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

年度內，概無董事與本集團於構成競爭之業務中有任何權益。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 31st March 2007, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation, within the meaning of Part XV of Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

董事及主要行政人員之證券權益

於二零零七年三月三十一日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據標準守則須知會本公司及聯交所之權益及短倉如下：

(a) Interests in the Company – Shares

(甲) 本公司權益－股份

Name of Directors 董事名稱	Capacity 身份	Number of ordinary shares 普通股股份數目 Personal interests 個人權益	 Family interests 家族權益	 Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	150,356,359*	–	150,356,359	53.97
KUOK Hoi Sang 郭海生	Beneficial owner 實益擁有人	98,216	–	98,216	0.04
TAM Kwok Wing 譚國榮	Beneficial owner 實益擁有人	169,015	32,473	201,488	0.07
FUNG Pak Kwan 馮伯坤	Beneficial owner 實益擁有人	93,479	–	93,479	0.03
KAN Ka Hon 簡嘉翰	Beneficial owner 實益擁有人	29,040	–	29,040	0.01
HO Chung Leung 何宗樑	Beneficial owner 實益擁有人	40,000	–	40,000	0.01

* Dr CHOW Yei Ching beneficially owned 150,356,359 shares of the Company, representing approximately 53.97% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.

* 周亦卿博士實益持有150,356,359股本公司股份，佔本公司股份約53.97%。該等股份與下段「主要股東之證券權益」所述之股份相同。

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES (continued)

董事及主要行政人員之證券權益(續)

(b) Interests in Associated Corporation – Shares

(乙) 相聯公司權益－股份

Name of Directors 董事名稱	Associated corporation 相聯公司	Capacity 身份	Number of ordinary shares 普通股股份數目 Personal interests 個人權益	Corporate interests 公司權益	Family interests 家族權益	Total 總數	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	CPHL 其士泛亞	Beneficial owner and Interest of controlled corporation 實益擁有人及受控制公司之權益	6,815,854	107,822,933*	–	114,638,787	60.29
KUOK Hoi Sang 郭海生	CPHL 其士泛亞	Beneficial owner 實益擁有人	2,400,000	–	–	2,400,000	1.26
TAM Kwok Wing 譚國榮	CPHL 其士泛亞	Beneficial owner 實益擁有人	400,000	–	10,400	410,400	0.22
FUNG Pak Kwan 馮伯坤	CPHL 其士泛亞	Beneficial owner 實益擁有人	2,580,000	–	–	2,580,000	1.36
KAN Ka Hon 簡嘉翰	CPHL 其士泛亞	Beneficial owner 實益擁有人	451,200	–	–	451,200	0.24

* Dr CHOW Yei Ching had notified CPHL that under the SFO, he was deemed to be interested in 107,822,933 shares in CPHL which were all held by the Company as Dr Chow beneficially owned 150,356,359 shares, representing approximately 53.97% of the issued share capital of the Company.

* 周亦卿博士實益持有150,356,359股本公司股份，佔本公司股份約53.97%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士泛亞股份107,822,933股之權益，周博士並已就此向其士泛亞作出知會。

Save as disclosed above and in "Share Option Schemes" below, as at 31st March 2007, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

除上文及下段之「購股權計劃」所披露者外，於二零零七年三月三十一日就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CIHL Scheme") was approved by the shareholders of the Company on 20th September 2002. Another share option scheme of CPHL, the subsidiary of the Company (the "CPHL Scheme") was also approved by the shareholders of CPHL and the shareholders of the Company on 20th September 2002. The CIHL Scheme and the CPHL Scheme fully comply with Chapter 17 of the Listing Rules. During the year, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CPHL Scheme. There was no outstanding option under the CIHL Scheme and the CPHL Scheme at the beginning and at the end of the year.

DIRECTORS' SERVICE CONTRACTS

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

MANAGEMENT CONTRACTS

No contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

購股權計劃

本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士國際計劃」)。本公司股東及其士泛亞(本公司之附屬公司)股東於二零零二年九月二十日批准另一項其士泛亞購股權計劃(「其士泛亞計劃」)。其士國際計劃及其士泛亞計劃完全符合上市規則第十七章之規定。年度內,並無購股權根據其士國際計劃及其士泛亞計劃而授出、行使、註銷或失效。於年度初及年結,並無其士國際計劃及其士泛亞計劃尚未行使之購股權之權益。

董事服務合約

概無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

DIRECTORS' BIOGRAPHIES

Executive Directors

Dr CHOW Yei Ching, Chairman and Managing Director, aged 71, is the founder of Chevalier Group. He is the Chairman of CPHL, a public listed company in Hong Kong. He is also an Independent Non-Executive Director of Van Shung Chong Holdings Limited, Shaw Brothers (Hong Kong) Limited and Towngas China Company Limited and a Non-Executive Director of Television Broadcasts Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. He is the father of Mr Chow Vee Tsung, Oscar, an Executive Director of the Company.

Mr KUOK Hoi Sang, Vice Chairman and Managing Director, aged 57, joined Chevalier Group in 1972 and is an Executive Director of CPHL, a public company listed on the Stock Exchange. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers, Vice President of the Hong Kong Federation of Electrical and Mechanical Contractors Limited and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of the Guangzhou Committee of the Chinese People's Political Consultative Conference. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

董事簡介

執行董事

周亦卿博士，主席兼董事總經理，現年七十一歲，為其士集團之創辦人。彼為其士泛亞之主席，該公司為香港上市公司。彼亦為萬順昌集團有限公司，邵氏兄弟(香港)有限公司及港華燃氣有限公司之獨立非執行董事及電視廣播有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會會長。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。再者，周博士更於二零零四年獲香港特別行政區政府頒授金紫荊星章。彼為本公司執行董事周維正先生之父親。

郭海生先生，副主席兼董事總經理，現年五十七歲，於一九七二年加入其士集團並為其士泛亞之執行董事，該公司為香港上市公司。彼為香港電梯業協會主席、國際電梯工程師協會香港一中國分會副主席及香港機電工程商聯會副主席，並為香港註冊升降機及自動梯工程師，彼更獲委任為中國人民政治協商會議廣州市委員。郭先生對業務發展擁有豐富經驗，並負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

DIRECTORS' BIOGRAPHIES (continued)

Executive Directors (continued)

Mr TAM Kwok Wing, Deputy Managing Director, aged 46, joined Chevalier Group in 1986. Apart from his participation in running the insurance underwriting business together with property development, property management and cold storage logistics divisions, he is also responsible for legal affairs, general administration, human resources management, corporate communications and travel agency business of Chevalier Group. Mr Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC, a Master of Arts Degree from the City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Chartered Secretaries. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau and Chairman of Activities Committee as well as Council Member of The Hong Kong Association of Property Management Companies.

Mr CHOW Vee Tsung, Oscar, Executive Director, aged 33, joined Chevalier Group in 2000 and is the Managing Director of CPHL, a public company listed on the Stock Exchange. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K. He is currently the Chairman of the Environment Committee of the Hong Kong General Chamber of Commerce, a General Committee Member of the Chinese Manufacturers' Association of Hong Kong and The Chamber of Hong Kong Listed Companies. He is also a Council Member of the Hong Kong Productivity Council and a Committee Member of the Infrastructure Development Advisory Committee of Hong Kong Trade Development Council. He is the son of Dr Chow Yei Ching, the Chairman and Managing Director of the Company.

Mr FUNG Pak Kwan, Executive Director, aged 55, joined Chevalier Group in 1974. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung resigned from the Board of CPHL in April 2007 and will continue to contribute his expertise to support the Group's future growth.

Mr KAN Ka Hon, Executive Director and Company Secretary, aged 56, joined Chevalier Group in 1986 and is an Executive Director and Company Secretary of CPHL, a public company listed on the Stock Exchange. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is also a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.He is an Independent Non-Executive Director of Victory City International Holdings Limited and Easyknit Enterprises Holdings Limited.

董事簡介（續）

執行董事（續）

譚國榮先生，副董事總經理，現年四十六歲，於一九八六年加入其士集團。除參與管理保險承保、物業發展、物業管理及冷藏物流等部門外，彼亦負責其士集團法律事務、行政、人力資源管理、企業傳訊及旅遊代理等業務。譚先生除持有中國北京大學法律學士學位、香港城市大學文學碩士學位及香港理工大學企業管理深造文憑外，彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港特許秘書公會之資深會員。同時，彼現還擔任香港保險索償投訴局名譽顧問及香港物業管理公司協會理事暨活動委員會主席。

周維正先生，執行董事，現年三十三歲，於二零零零年加入其士集團，彼為其士泛亞之董事總經理，該公司為香港上市公司。周先生持有英國牛津大學工程碩士學位，亦為香港總商會環保委員會主席、香港中華廠商聯合會會董及香港上市公司商會常務委員會委員。彼亦為香港生產力促進局財務委員會及香港貿易發展局基建發展服務咨詢委員會成員。周先生為本公司主席兼董事總經理周亦卿博士之兒子。

馮伯坤先生，執行董事，現年五十五歲，於一九七四年加入其士集團。他為廣東省工商業聯合會及廣東省總商會之執行委員會顧問。馮先生於二零零七年四月辭任其士泛亞董事一職，並將繼續貢獻他的專業知識及支持本集團未來的發展。

簡嘉翰先生，執行董事及公司秘書，現年五十六歲，於一九八六年加入其士集團並為其士泛亞之執行董事及公司秘書，該公司為香港上市公司。彼負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。簡先生持有香港大學頒發之理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。彼為冠華國際控股有限公司及永義實業集團有限公司之獨立非執行董事。

DIRECTORS' BIOGRAPHIES (continued)

Executive Directors (continued)

Mr HO Chung Leung, Executive Director, aged 57, joined Chevalier Group in 1985. He is responsible for management of Chevalier Group's accounting and treasury activities. Mr Ho is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

Independent Non-Executive Directors

Dr CHOW Ming Kuen, Joseph, aged 65, was appointed as an Independent Non-Executive Director in 2002 and a member of the Audit Committee and Remuneration Committee of the Company. He is the Chairman of Joseph Chow & Partners Ltd. as well as an independent non-executive director & chairman of PYI Corporation Limited, an independent non-executive director of Build King Holdings Limited and director of Wheelock Properties Limited. He has over 40 years of experience in the planning, design and construction of many major engineering projects in the U.K., Middle East, the PRC and Hong Kong. He is currently the Chairman of the Construction Workers Registration Authority, a Member of Chinese People's Political Consultative Conference of Shanghai as well as Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. He was previously the President of The Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority and Pamela Youde Nethersole Eastern Hospital Governing Committee as well as a Member of the Hong Kong Housing Authority and Hospital Authority.

Mr LI Kwok Heem, John, aged 52, was appointed as an Independent Non-Executive Director in 2004 and a member of the Audit Committee and Remuneration Committee of the Company. He is an Independent Non-Executive Director of China Merchants Holdings (International) Company Limited which is listed on the Stock Exchange. Previously, he was a partner at PricewaterhouseCoopers, Certified Public Accountants. He graduated from the Imperial College of the University of London with a Bachelor of Science degree and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He also obtained a Master of Business Administration degree from the Wharton School of Business of the University of Pennsylvania. Mr Li is the Chairman of the United Christian Medical Service and United Christian Hospital and is also a member of the Board of Trustees of Chung Chi College, The Chinese University of Hong Kong.

Mr SUN Kai Dah, George, aged 67, was appointed as an Independent Non-Executive Director and a member of the Audit Committee and Remuneration Committee of the Company on 31st March 2006. He has extensive experience in business management. He was the founder of Zindart Limited, a company incorporated in 1978 and listed on the United States NASDAQ. He has retired from the position of Chief Executive Officer of Zindart Limited since 1998.

董事簡介(續)

執行董事(續)

何宗樑先生，執行董事，現年五十七歲，於一九八五年加入其士集團。彼主要負責管理其士集團的會計及庫務等事務。何先生為英國特許公認會計師公會資深會員及香港會計師公會會員。

獨立非執行董事

周明權博士，現年六十五歲，於二零零二年被委任為本公司之獨立非執行董事，並為審核委員會及薪酬委員會之委員。彼為周明權工程顧問有限公司之主席、保華集團有限公司獨立非執行董事兼主席、利基控股有限公司獨立非執行董事及會德豐地產有限公司董事。彼擁有超過四十年於英國、中東、中國及香港策劃、設計及興建多個工程項目之經驗。彼現任香港建造業工人註冊管理局主席、中國人民政治協商會議上海委員會之特邀會員，亦為香港輔助警察隊之榮譽高級警司。彼曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局及東區尤德夫人那打素醫院管理委員會之主席，並曾任香港房屋委員會及醫院管理局之委員。

李國謙先生，現年五十二歲，於二零零四年被委任為本公司之獨立非執行董事，並為審核委員會及薪酬委員會之委員。彼為於聯交所上市之招商局國際有限公司之獨立非執行董事，曾為執業會計師羅兵咸永道會計師事務所合夥人。彼畢業於倫敦大學帝國學院，持有理學學士學位，並為英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員，彼亦獲取賓夕凡尼亞大學沃爾頓商學院工商管理碩士學位。李先生為基督教聯合醫務協會及基督教聯合醫院主席，亦為香港中文大學崇基書院校董。

孫開達先生，現年六十七歲，於二零零六年三月三十一日被委任為本公司之獨立非執行董事，並為審核委員會及薪酬委員會之委員。彼擁有豐富商業管理經驗。彼為一間於一九七八年成立，並於美國那斯達克證券市場上市的公司－Zindart Limited之創辦人。彼於一九九八年榮休該公司行政總裁一職。

RETIREMENT SCHEMES

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme (the "Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund (the "MPF") service provider for employees of the Group who join the Group from 1st December 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$37,303,000 against which the forfeited contributions amounting to HK$634,000 have been deducted. There were forfeited contributions amounting to HK$87,000 available at the year end date for the reduction of future employer's contributions.

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃(「公積金計劃」)之參與公司，此計劃之定義見職業退休計劃條例，屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免，並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金3.5%至16%比率注入供款。

根據政府法例，本集團選擇銀聯信託有限公司為強制性公積金(「強積金計劃」)服務供應商，自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲，並由本集團受聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金每月以港幣20,000元為上限的5%注入供款。根據法例規定，有關利益須保留至六十五歲之退休年齡方可領取。

年度內，本集團在該等計劃之總供款為港幣3,730.3萬元，其中已扣除之已沒收供款為港幣63.4萬元，並已在綜合收益表中扣除。於年度結算日，為數港幣8.7萬元之已沒收供款可用以抵減僱主之未來供款。

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 31st March 2007, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

主要股東之證券權益

於二零零七年三月三十一日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

Substantial Shareholders 主要股東	Capacity 身份	Number of Shares held 持股數目	Number of underlying Shares held (under equity derivatives of the Company) 持相關股份數目(本公司衍生股份)	Approximate percentage of interest 權益概約百分比 (%)
CHOW Yei Ching 周亦卿	Beneficial owner 實益擁有人	150,356,359(L)	–	53.97(L)
MIYAKAWA Michiko 宮川美智子	Beneficial owner 實益擁有人	150,356,359(L) *(Note 1)(附註1)*	–	53.97(L)
The Goldman Sachs Group, Inc.	Interest of controlled corporation 受控制公司之權益	–	30,685,081(L) 5,998,025(S) *(Note 2)(附註2)*	11.01(L) 2.15(S)
Goldman Sachs (UK) L.L.C.	Interest of controlled corporation 受控制公司之權益	–	27,683,193(L) 5,998,025(S) *(Note 3)(附註3)*	9.94(L) 2.15(S)
Goldman Sachs Group Holdings (U.K.)	Interest of controlled corporation 受控制公司之權益	–	27,683,193(L) 5,998,025(S) *(Note 3)(附註3)*	9.94(L) 2.15(S)
Goldman Sachs Holdings (U.K.)	Interest of controlled corporation 受控制公司之權益	–	27,683,193(L) 5,998,025(S) *(Note 3)(附註3)*	9.94(L) 2.15(S)
Goldman Sachs International	Beneficial owner 實益擁有人	–	27,683,193(L) 5,998,025(S) *(Note 3)(附註3)*	9.94(L) 2.15(S)
The Goldman, Sachs & Co. L.L.C.	Interest of controlled corporation 受控制公司之權益	3,001,888(L) *(Note 4)(附註4)*	–	1.08(L)
Goldman Sachs & Co	Beneficial owner 實益擁有人	3,001,888(L) *(Note 4)(附註4)*	–	1.08(L)

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES (continued)

Notes:

(1) Under Part XV of the SFO, Ms. Miyakawa Michiko, the spouse of Dr. Chow, is deemed to be interested in the same parcel of 150,356,359 Shares held by Dr Chow.

(2) The Goldman Sachs Group, Inc. is taken to have an interest in the 3,001,888 Shares held by Goldman Sachs & Co and the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds (as defined below) held by Goldman Sachs International. The Convertible Bonds are issued by the Company to Goldman Sachs International on 26th July 2006. Goldman Sachs & Co and Goldman Sachs International are both wholly-owned subsidiaries of The Goldman Sachs Group, Inc.

(3) Goldman Sachs (UK) L.L.C., Goldman Sachs Group Holdings (U.K.) and Goldman Sachs Holdings (U.K.) are taken to be interested in the 21,685,168 Shares that would be held by Goldman Sachs International upon full conversion of the Convertible Bonds. Goldman Sachs International is 99% owned by Goldman Sachs Holdings (U.K.) and 100% held by Goldman Sachs Group Holdings (U.K.) and Goldman Sachs (UK) L.L.C.

(4) The Goldman, Sachs & Co. L.L.C. is taken to be interested in the 3,001,888 Shares held by Goldman Sachs & Co. Goldman Sachs & Co is owned as to 99.8% by The Goldman Sachs Group, Inc. and the remaining 0.2% by The Goldman, Sachs & Co. L.L.C. (which is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.).

The letter "L" denotes a long position and the letter "S" denotes a short position.

Save as disclosed above, as at 31st March 2007, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

主要股東之證券權益(續)

附註：

(1) 根據證券及期貨條例第XV部，周博士之配偶宮川美智子女士被視為擁有該等由周博士持有之150,356,359股股份。

(2) Goldman Sachs & Co持有3,001,888股股份及Goldman Sachs International持有21,685,168股可換股債券(見下文所述)。本公司於二零零六年七月二十六日發行該可換股債券予Goldman Sachs International。The Goldman Sachs Group, Inc.被視為持有該等股份之權益。Goldman Sachs & Co及Goldman Sachs International均為The Goldman Sachs Group, Inc.的全資附屬公司。

(3) Goldman Sachs International持有21,685,168股可換股債券。Goldman Sachs (UK) L.L.C.，Goldman Sachs Group Holdings (U.K.)及Goldman Sachs Holdings (U.K.)被視為持有該等股份之權益。Goldman Sachs Holdings (U.K.)持有Goldman Sachs International 99%股權；而Goldman Sachs Group Holdings (U.K.)及Goldman Sachs (UK) L.L.C.持有Goldman Sachs International 100%股權。

(4) Goldman Sachs & Co持有3,001,888股股份；而The Goldman, Sachs & Co. L.L.C.被視為持有該等股份。The Goldman Sachs Group, Inc.及The Goldman, Sachs & Co. L.L.C.分別持有Goldman Sachs & Co 99.8%及0.2%。The Goldman, Sachs & Co. L.L.C.為The Goldman Sachs Group, Inc.的全資附屬公司。

「L」表示好倉。「S」表示短倉。

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零七年三月三十一日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and CPHL, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

購買股份或債券之安排

除本公司及其士泛亞採納之購股權計劃外，於本年度任何時間內，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

CORPORATE GOVERNANCE

The Board of the Company are committed to maintain high standards of corporate governance. The Company has complied throughout the year ended 31st March 2007 with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, with exception of deviation. Detailed information on the Company's corporate governance practices is set out in the Corporate Governance Report contained on pages 34 to 39 of the Annual Report.

企業管治

本公司董事會致力維持高水平之企業管治常規。截至二零零七年三月三十一日止，除若干偏離外，本公司在整個年度已遵守上市規則附錄十四所載之企業管治常規守則的規定，有關本公司之企業管治常規已詳載於本年報第34至第39頁之企業管治報告書內。

SUFFICIENCY OF PUBLIC FLOAT

According to the information that is publicly available to the Company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares as at 18th July 2007, the latest practicable date to ascertain such information prior to the issue of this annual report.

足夠公眾持股量

根據本公司獲得之公開資料及據董事會所知，於二零零七年七月十八日(即本年報刊發前確定該等資料的最後實際可行日期)，公眾人士所持有本公司股份超過本公司已發行股份總數25%。

AUDITORS

In September 2006, Messrs Deloitte Touche Tohmatsu resigned as auditors of the Company and Messrs PricewaterhouseCoopers were appointed as the auditors of the Company to fill the casual vacancy.

The financial statements have been audited by Messrs PricewaterhouseCoopers who retire and being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

核數師

於二零零六年九月，德勤•關黃陳方會計師行辭任本公司核數師，羅兵咸永道會計師事務所獲委任為本公司核數師以填補由此產生之空缺。

財務報表由羅兵咸永道會計師事務所審核。羅兵咸永道會計師事務所將會告退，並符合資格願在應屆股東週年大會重獲委任。

On behalf of the Board

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 18th July 2007

承董事會命

主席兼董事總經理
周亦卿

香港，二零零七年七月十八日

TO THE SHAREHOLDERS OF
CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Chevalier International Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 55 to 160, which comprise the consolidated and Company balance sheets as at 31st March 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Company Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

致其士國際集團有限公司股東
(於百慕達註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第55至160頁其士國際集團有限公司(「貴公司」)及其子公司(以下合稱「貴集團」)的綜合財務報表，此綜合財務報表包括於二零零七年三月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見，並按照百慕達一九八一年《公司法》第90條之要求僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於二零零七年三月三十一日的事務狀況及 貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18th July 2007

羅兵咸永道會計師事務所
執業會計師

香港，二零零七年七月十八日

For the year ended 31st March 2007 截至二零零七年三月三十一日止年度

		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Revenue	收益	5	**4,665,237**	4,335,434
Cost of sales	銷售成本		**(3,911,145)**	(3,591,481)
Gross profit	毛利		**754,092**	743,953
Other income, net	其他收入淨額	6	**134,728**	126,125
Other gain, net	其他收益淨額	7	**100,307**	49,893
Distribution costs	經銷成本		**(342,131)**	(272,249)
Administrative expenses	行政支出		**(118,694)**	(102,192)
Operating profit	經營溢利		**528,302**	545,530
Share of results of associates	所佔聯營公司業績		**5,263**	(2,987)
Share of results of jointly controlled entities	所佔共同控制企業業績		**(3,159)**	12,874
Finance costs	財務費用	8	**(122,356)**	(79,887)
Profit before taxation	除税前溢利	9	**408,050**	475,530
Income tax expenses	所得税支出	10	**(66,853)**	(110,443)
Profit for the year	本年度溢利		**341,197**	365,087
Attributable to:	應佔方：			
Equity holders of the Company	本公司股權持有人		**317,869**	330,973
Minority interest	少數股東權益		**23,328**	34,114
			341,197	365,087
Dividends	股息	11	**139,291**	189,436
Earnings per share	每股盈利			
– Basic (HK$ per share)	－基本（每股港元）	12	**1.14**	1.19
– Diluted (HK$ per share)	－攤薄（每股港元）		**1.04**	1.19

The notes on pages 64 to 160 are integral parts of these consolidated financial statements.

載於64頁至160頁之附註為該等綜合財務報表之必要組成部分。

As at 31st March 2007 於二零零七年三月三十一日

		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Investment properties	投資物業	14	**523,644**	469,693
Property, plant and equipment	物業、廠房及設備	15	**729,167**	677,377
Prepaid lease payments	預付租賃款項	16	**455,239**	461,708
Goodwill	商譽	17	**210,330**	212,540
Other intangible assets	其他無形資產	18	**158,864**	151,958
Interests in associates	所佔聯營公司之權益	20	**137,084**	31,011
Interests in jointly controlled entities	所佔共同控制企業之權益	21	**239,511**	231,316
Available-for-sale investments	可出售的投資	22	**182,298**	114,010
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	27	**303,195**	325,903
Deferred tax assets	遞延税項資產	37	**8,744**	10,394
Other non-current assets	其他非流動資產		**19,498**	17,104
			2,967,574	2,703,014
Current assets	**流動資產**			
Inventories	存貨	23	**304,385**	262,084
Properties for sale	待售物業	24	**461,159**	505,506
Debtors, deposits and prepayments	應收帳款、存出按金及預付款項	25	**1,170,924**	1,079,165
Amounts due from associates	聯營公司應收帳	20	**17,175**	38,050
Amounts due from jointly controlled entities	共同控制企業應收帳	21	**259,559**	184,510
Amounts due from customers for contract work	就合約工程應向客戶收取之款項	26	**343,849**	365,761
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	27	**1,000,758**	1,123,915
Derivative financial instruments	衍生財務工具	28	**42,831**	38,303
Bank balances and cash	銀行結存及現金	29	**722,998**	635,412
			4,323,638	4,232,706
Current liabilities	**流動負債**			
Creditors, bills payable, deposits and accruals	應付帳款、應付票據、存入按金及預提費用	30	**1,178,146**	1,240,872
Unearned insurance premiums – due within one year	未滿期保險費 ——年內到期		**32,174**	39,634
Outstanding insurance claims	未決保險索償	31	**255,337**	285,051
Amounts due to associates	聯營公司應付帳	20	**3,429**	2,423
Amounts due to customers for contract work	就合約工程應向客戶支付之款項	26	**208,113**	136,952
Deferred income	遞延收入		**21,372**	23,330
Provision for taxation	課税準備		**86,009**	73,721
Derivative financial instruments	衍生財務工具	28	**2,628**	10,430
Bank borrowings	銀行貸款	32	**815,066**	595,822
Other loans	其他貸款	33	**256**	226
Other payable	其他應付款	36	**-**	7,412
			2,602,530	2,415,873
Net current assets	**流動資產淨值**		**1,721,108**	1,816,833
Total assets less current liabilities	**總資產減流動負債**		**4,688,682**	4,519,847

As at 31st March 2007 於二零零七年三月三十一日

		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Capital and reserves	股本及儲備			
Share capital	股本	34	**348,228**	348,228
Reserves	儲備	35	**2,645,093**	2,372,566
Equity attributable to equity holders of the Company	本公司股權持有人應佔權益		**2,993,321**	2,720,794
Minority interests	少數股東權益		**322,196**	266,897
Total equity	總權益		**3,315,517**	2,987,691
Non-current liabilities	非流動負債			
Other payable	其他應付款	36	**7,079**	13,840
Unearned insurance premiums – due over one year	未滿期保險費 一超逾一年		**13,789**	14,764
Deferred tax liabilities	遞延税項負債	37	**113,487**	102,750
Bank borrowings	銀行貸款	32	**856,275**	1,399,409
Other loans	其他貸款	33	**1,445**	1,393
Convertible bonds – liability component	可換股債券 一負債部分	38	**354,423**	–
Convertible bonds – derivative component	可換股債券 一衍生工具部分	38	**26,667**	–
			1,373,165	1,532,156
Total equity and non-current liabilities	總權益及非流動負債		**4,688,682**	4,519,847

Approved by the Board of Directors on 18th July 2007 and signed on its behalf by:

經董事會於二零零七年七月十八日批准，並由下列董事代表簽署：

KUOK Hoi Sang
郭海生
Director
董事

CHOW Vee Tsung, Oscar
周維正
Director
董事

The notes on pages 64 to 160 are integral parts of these consolidated financial statements.

載於64頁至160頁之附註為該等綜合財務報表之必要組成部分。

As at 31st March 2007　於二零零七年三月三十一日

		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Non-current assets	**非流動資產**			
Interests in subsidiaries	所佔附屬公司之權益	19	**1,821,820**	1,674,975
Other intangible assets	其他無形資產		**599**	–
Available-for-sale investments	可出售的投資	22	**105,219**	66,463
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	27	**30,045**	64,877
			1,957,683	1,806,315
Current assets	**流動資產**			
Deposits and prepayments	存出按金及預付款項	25	**6,683**	6,241
Amounts due from subsidiaries	附屬公司應收帳	19	**1,407,098**	1,364,936
Amounts due from associates	聯營公司應收帳		**72**	20,322
Investments at fair value through profit or loss	於損益帳按公允值處理的投資	27	**543,444**	596,331
Derivative financial instruments	衍生財務工具	28	**40,780**	38,270
Bank balances and cash	銀行結存及現金	29	**121,298**	58,183
			2,119,375	2,084,283
Current liabilities	**流動負債**			
Creditors, deposits and accruals	應付帳款、存入按金及預提費用	30	**9,019**	46,967
Amounts due to subsidiaries	附屬公司應付帳	19	**886,370**	477,681
Provision for taxation	課税準備		**–**	3,771
Derivative financial instruments	衍生財務工具	28	**2,567**	10,430
Bank borrowings	銀行貸款	32	**475,000**	338,640
Other payable	其他應付款	36	**–**	7,412
			1,372,956	884,901
Net current assets	**流動資產淨值**		**746,419**	1,199,382
Total assets less current liabilities	**總資產減流動負債**		**2,704,102**	3,005,697

As at 31st March 2007 於二零零七年三月三十一日

		Note 附註	2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Capital and reserves	**資本及儲備**			
Share capital	股本	34	**348,228**	348,228
Reserves	儲備	35	**1,363,069**	1,437,629
Equity attributable to equity holders of the Company	本公司股權持有人應佔權益		**1,711,297**	1,785,857
Non-current liabilities	**非流動負債**			
Other payable	其他應付款	36	**7,079**	13,840
Bank borrowings	銀行貸款	32	**557,000**	1,206,000
Convertible bonds – liability component	可換股債券 – 負債部份	38	**398,726**	–
Convertible bonds – derivative component	可換股債券 – 衍生工具部份	38	**30,000**	–
			992,805	1,219,840
Total equity and non-current liabilities	**總權益及非流動負債**		**2,704,102**	3,005,697

Approved by the Board of Directors on 18th July 2007 and signed on its behalf by:

經董事會於二零零七年七月十八日批准，並由下列董事代表簽署：

KUOK Hoi Sang
郭海生
Director
董事

CHOW Vee Tsung, Oscar
周維正
Director
董事

The notes on pages 64 to 160 are integral parts of these financial statements.

載於64頁至160頁之附註為該等財務報表之必要組成部分。

Consolidated Statement of Changes in Equity
綜合權益變動表

For the year ended 31st March 2007 截至二零零七年三月三十一日止年度

		Equity attributable to equity holders of the Company 本公司股權持有人應佔權益 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total equity 權益總計 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	2,549,036	290,755	2,839,791
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的經營所產生的匯兑差額	15,364	1,751	17,115
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	928	–	928
Total income recognised directly in equity	直接於權益確認之收入總額	16,292	1,751	18,043
Profit for the year	年度溢利	330,973	34,114	365,087
Total recognised income for the year	本年度已確認收入總額	347,265	35,865	383,130
Dividends paid	已付股息	(175,507)	–	(175,507)
Dividends paid to minority interests	已付予少數股東權益股息	–	(3,339)	(3,339)
Acquisition of additional interests in subsidiaries	收購附屬公司之額外權益	–	(58,383)	(58,383)
Contribution by minority shareholders of a subsidiary	附屬公司少數股東之貢獻	–	1,999	1,999
At 31st March 2006	於二零零六年三月三十一日	2,720,794	266,897	2,987,691
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的經營所產生的匯兑差額	68,633	7,117	75,750
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	4,768	–	4,768
Dilution of interest in a subsidiary	於附屬公司權益之攤薄	4,727	(4,727)	–
Share of property revaluation of an associate	分佔聯營公司物業重估	15,821	–	15,821
Total income recognised directly in equity	直接於權益確認之收入總額	93,949	2,390	96,339
Profit for the year	年度溢利	317,869	23,328	341,197
Total recognised income for the year	本年度已確認收入總額	411,818	25,718	437,536
Dividends paid	已付股息	(139,291)	–	(139,291)
Dividends paid to minority interests	已付予少數股東權益股息	–	(5,989)	(5,989)
Acquisition of additional interests in subsidiaries	收購附屬公司之額外權益	–	(9,076)	(9,076)
Contribution by minority shareholders of a subsidiary	附屬公司少數股東之貢獻	–	44,646	44,646
At 31st March 2007	於二零零七年三月三十一日	2,993,321	322,196	3,315,517

The notes on pages 64 to 160 are integral parts of these consolidated financial statements.

載於64頁至160頁之附註為該等綜合財務報表之必要組成部分。

Consolidated Cash Flow Statement
綜合現金流動表

For the year ended 31st March 2007 截至二零零七年三月三十一日止年度

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Operating activities	**經營業務**		
Profit before taxation	除税前溢利	**408,050**	475,530
Adjustments for:	調整：		
Share of results of associates	所佔聯營公司業績	**(5,263)**	2,987
Share of results of jointly controlled entities	所佔共同控制企業業績	**3,159**	(12,874)
Interest from bank deposits	銀行存款利息收入	**(14,263)**	(18,316)
Interest from amounts due from associates	聯營公司借款之利息收入	**(735)**	(2,073)
Interest from amounts due jointly controlled entities	共同控制企業借款之利息收入	**(2,900)**	–
Interest on bank loans and overdrafts	銀行貸款及透支利息	**96,391**	79,887
Interest on convertible bonds wholly repayable within five year	償還期於五年內之可換股債券利息	**25,965**	–
Dividend income from listed securities	有牌價證券之股息收入	**(9,260)**	(11,970)
Depreciation	折舊	**86,429**	80,491
Discount on acquisition of subsidiaries	收購附屬公司之折讓	–	(9,362)
Amortisation of other intangible assets	其他無形資產攤銷	**3,603**	3,321
Net gain on disposal of property, plant and equipment	出售物業、廠房及設備的淨收益	**(7,406)**	(4,528)
Increase in fair value of investment properties	投資物業之公允值增加	**(53,362)**	(30,709)
Fair value gain on derivative component of convertible bonds	可換股債券衍生工具部分之公允值收益	**(26,489)**	–
Transaction costs related to derivative component of convertible bonds	與可換股債券衍生工具部份相關之交易成本	**2,029**	–
Gain on disposal of jointly controlled entities	出售共同控制企業之收益	**(19,714)**	–
(Gain)/loss on derivative financial instruments	衍生財務工具（收益）／虧損	**(22,222)**	8,514
Gain on investments at fair value through profit or loss	於損益帳按公允值處理的投資之收益	**(90,179)**	(111,593)
Reversal of provision for bad debt	收回壞帳撥備	**(7,636)**	(2,186)
Amortisation of prepaid lease payments	預付租賃款項攤銷	**11,743**	10,642
Amortisation of prepaid lease payments on properties for sale	待售物業之預付租賃款項攤銷	**1,770**	–
Write-down of properties for sale to net realised value, net	待售物業減值至可變現淨值，淨額	**10,058**	3,930
Write-down of inventories to net realised value	減值存貨至可變現淨值	**3,674**	2,763
Impairment loss on available-for-sale investments	可出售的投資之減值虧損	**1,473**	2,466
Impairment loss on other intangible assets	其他無形資產之減值虧損	**2,157**	–
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	**13,753**	–
Impairment loss on prepaid lease payments	預付租賃款項之減值虧損	**1,628**	–
Impairment loss on goodwill	商譽之減值虧損	**5,000**	3,286
Operating cash flows before movements in working capital	營運資金變動前之經營現金流量	**417,453**	470,206

For the year ended 31st March 2007 截至二零零七年三月三十一日止年度

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Changes in working capital	營運資金變動		
Increase in inventories	存貨增加	**(45,975)**	(11,342)
Decrease in properties for sale	待售物業減少	**43,001**	154,765
Increase in debtors, deposits and prepayments	應收帳款、存出按金及預付款項增加	**(86,517)**	(174,960)
Decrease/(increase) in amounts due from customers for contract work	就合約工程應向客戶收取之款項減少／(增加)	**22,059**	(19,689)
Net decrease in investments at fair value through profit or loss	於損益帳按公允值處理之投資淨減少	**219,704**	20,320
Decrease in creditors, bills payable, deposits and accruals	應付帳款、應付票據、存入按金及預提費用減少	**(72,078)**	(104,371)
Decrease in unearned insurance premiums	未滿期保險費減少	**(8,435)**	(27,319)
Decrease in outstanding insurance claims	未決保險索償減少	**(29,714)**	(53,023)
Increase in amounts due to associates	聯營公司應付帳增加	**1,006**	531
Increase in amounts due to customers for contract work	就合約工程應向客戶支付之款項增加	**71,161**	29,682
Decrease in deferred income	遞延收入減少	**(1,958)**	(75)
Net change in derivative financial instruments	衍生財務工具淨變動	**9,892**	1,903
Interest paid	已付利息	**(103,005)**	(71,563)
Profits tax and Mainland China income tax paid	已繳付利得稅及中國內地所得稅	**(56,709)**	(65,540)
Profits tax refund	利得稅退款	**10,848**	7,967
Exchange difference	匯兌調整	**10,526**	11,832
Net cash inflow from operating activities	**來自經營業務之現金淨流入**	**401,259**	169,324
Investing activities	**投資業務**		
Interest received	已收利息	**14,263**	18,316
Dividends received from associates	已收聯營公司之股息	**2,500**	500
Purchase of property, plant and equipment	購置物業、廠房及設備	**(157,102)**	(103,389)
Purchase of prepaid lease payments	購置預付租賃款項	**(699)**	(3,122)
Expenditure on other intangible assets	支付其他無形資產	**(11,606)**	(1,992)
Proceed on disposal of other intangible assets	出售其他無形資產所得款項	**2,812**	–
Dividends received from listed securities	有牌價證券之股息收入	**9,260**	11,970
Proceeds from disposal of property, plant and equipment, and prepaid lease payments	出售物業、廠房及設備及預付租賃款項所得款項	**37,575**	35,237
Proceeds on disposal of jointly controlled entities	出售共同控制企業所得款項	**45,706**	–
Net cash outflow from acquisition of subsidiaries	收購附屬公司所引致之現金流出淨額	**–**	(211,937)
Payments to acquire additional interest in subsidiaries	收購附屬公司額外權益之付款	**(10,248)**	(96,754)
Investments in associates	投資聯營公司	**(80,599)**	(13,981)
Investments in jointly controlled entities	投資共同控制企業	**–**	(148,138)
Net receipts from/(advances to) associates	向聯營公司收取之淨款項(所作之貸款)	**24,032**	(17,923)
Net advances to jointly controlled entities	共同控制企業之淨借款	**(98,141)**	(68,250)
Purchase of available-for-sale investments	購入可出售的投資	**(62,881)**	(79,564)
Net cash outflow from investing activities	**投資業務產生之現金淨流出**	**(285,128)**	(679,027)
Net cash inflow/(outflow) before financing activities	**融資業務前之現金淨流入／(流出)**	**116,131**	(509,703)

For the year ended 31st March 2007 截至二零零七年三月三十一日止年度

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Financing activities	**融資業務**		
Dividends paid	已付股息	**(139,291)**	(175,507)
Dividends paid to minority shareholders of subsidiaries	已付附屬公司少數股東之股息	**(5,989)**	(3,339)
Drawndown of bank borrowings and other loans	提取銀行借貸及其他貸款	**1,337,177**	990,651
Increase in pledged deposits	已抵押存入按金增加	**(9,549)**	(1,519)
Issuance of convertible bonds	發行可換股債券	**433,835**	–
Repurchase of convertible bonds	購回可換股債券	**(49,750)**	–
Repayment of bank borrowings and other loans	償還銀行借貸及其他貸款	**(1,672,336)**	(681,277)
Proceeds from allotment of shares of a subsidiary	配發一間附屬公司股份之所得款項	**44,646**	1,999
Net cash (outflow)/inflow from financing activities	**融資業務產生之現金淨(流出)/流入**	**(61,257)**	131,008
Increase/(decrease) in cash and cash equivalents	**現金及等同現金增加/(減少)**	**54,874**	(378,695)
Cash and cash equivalents at beginning of the year	**於年初之現金及等同現金**	**620,294**	1,003,415
Effect of changes in foreign exchange rates	**匯率變動之影響**	**21,913**	(4,426)
Cash and cash equivalents at end of the year	**於年終之現金及等同現金**	**697,081**	620,294
Analysis of balances of cash and cash equivalents	**現金及等同現金分析**		
Bank balances and cash	銀行結存及現金	**722,998**	635,412
Bank loans and overdrafts	銀行貸款及透支	**(2,412)**	(1,162)
Pledged deposits	已抵押存款	**(23,505)**	(13,956)
		697,081	620,294

The notes on pages 64 to 160 are integral parts of these consolidated financial statements.

載於64頁至160頁之附註為該等綜合財務報表之必要組成部分。

1 General Information

Chevalier International Holdings Limited (the "Company") is a public listed company incorporated in Bermuda with limited liability. The addresses of the registered office and principal place of business of the Company are Canon's Court, 22 Victoria Street, Hamilton, HM12 Bermuda and 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong respectively. The Company has its shares listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding while the activities of its principal subsidiaries are set out in note 48 to the financial statements.

These consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company. These financial statements have been approved for issue by the Board of Directors on 18th July 2007.

1 一般資料

其士國際集團有限公司(「本公司」)為一間在百慕達註冊成立之有限責任公開上市公司。本公司註冊辦事處及主要營業地點之地址分別為Canon's Court, 22 Victoria Street, Hamilton, HM12 Bermuda及香港九龍灣宏開道8號其士商業中心22樓。其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司之主要業務為投資控股,而其主要附屬公司之業務已呈列於財務報表附註48。

此等綜合財務報告以港幣呈列,與本公司之功能貨幣相同。該等財務報告已於二零零七年七月十八日經董事會批准發佈。

2 Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of Chevalier International Holdings Limited have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of consolidated financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 4.

In current year, the Group has applied the new standards, amendments and interpretations issued by the Hong Kong Institute of Certified Public Accountants that have become effective. The adoption of these new standards does not have any significant effect on the results and position of the Group.

2 重大會計政策概要

編製本綜合財務報表所採用之主要會計政策列述如下。若無其他相反說明,則該等政策已持續應用於報表呈列之各年度。

(a) 編製基礎

其士國際集團有限公司之綜合財務報表乃根據香港財務報告準則編製。該等綜合財務報表乃按歷史成本慣例編製,並因投資物業、可出售的財務資產、於損益帳按公允值處理之財務資產及財務負債(包括衍生工具)之重估而予以修訂。

根據香港財務報告準則編製之綜合財務報表要求使用某些關鍵會計估計,並要求管理層在執行本集團之會計政策的過程中實施其判斷。附註4披露了涉及重大判斷或複雜性之處,或需要對財務報表作出重大假設及估計之處。

於本年度,本集團已應用由香港會計師公會頒佈並已生效之新準則、修訂及註釋。採用該等新準則並無對本集團之業績及財務狀況產生重大影響。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要(續)

(a) Basis of preparation (Continued)

The Group has also considered the new standards, amendment and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standards, amendment and interpretations will have no material impact on the results and financial positions of the Group.

(a) 編製基礎(續)

本集團已考慮可能適用於本集團之新準則、修訂或詮釋。下列新準則、修訂或詮釋已發出但未曾生效。本集團並無提早採用下列新準則、修訂或詮釋，本公司董事預期採用該等準則、修訂或詮釋，將對本集團之業績及財務狀況不會構成重大影響。

HKAS 1 (Amendment) 香港會計準則第1號（修訂本）	Presentation of Financial Statements: Capital Disclosures 財務報表的呈報方式—資本披露
HKFRS 7 香港財務報告準則第7號	Financial Instruments: Disclosures 金融工具：披露
HKFRS 8 香港財務報告準則第8號	Operating Segments 營運分類
HK(IFRIC)-Int 8 香港（國際財務滙報詮釋委員會）－詮釋第8號	Scope of HKFRS 2 香港財務報告準則第2號之範疇
HK(IFRIC)-Int 9 香港（國際財務滙報詮釋委員會）－詮釋第9號	Reassessment of Embedded Derivatives 內含衍生工具之重新評估
HK(IFRIC)-Int 10 香港（國際財務滙報詮釋委員會）－詮釋第10號	Interim Financial Reporting and Impairment 中期財務報告及減值
HK(IFRIC)-Int 11 香港（國際財務滙報詮釋委員會）－詮釋第11號	HKFRS 2-Group and Treasury Share Transactions 香港財務報告準則第2號－集團及庫存股份交易
HK(IFRIC)-Int 12 香港（國際財務滙報詮釋委員會）－詮釋第12號	Service Concession Arrangements 服務特許權安排

(b) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

(b) 綜合帳項基礎

綜合財務報告包括本公司及其附屬公司於三月三十一日之財務報表。

附屬公司乃指本集團有權監控其財務及營運政策的企業(包括特別目的企業)且一般擁有其半數以上投票權之股權。於評估本集團是否控制另一企業時，會考慮現時可行使或可轉換之潛在投票權之存在及影響。

附屬公司在控制權轉移至本集團之日全部綜合入帳。附屬公司在控制權終止之日起停止綜合入帳。

2 Summary of Significant Accounting Policies (continued)

(b) Basis of consolidation (Continued)

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those adopted by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividends received and receivable.

(c) Goodwill/discount on acquisitions

Goodwill arising on an acquisition of a subsidiary, an associate or a jointly controlled entity, representing the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary, associate or jointly controlled entity at the date of acquisition, is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the balance sheet. Capitalised goodwill arising on an acquisition of an associate or a jointly controlled entity is included in the cost of the investment of the relevant associate or jointly controlled entity.

2 重大會計政策概要(續)

(b) 綜合帳項基礎(續)

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策與本集團所採用之會計政策保持一致。

所有集團內各公司間之重大交易、結餘及收支已於綜合帳目對銷。

淨資產內之少數股東權益乃與本集團擁有之股本權益分開呈列。於該等淨資產內之少數股東權益包括於業務組合日之應佔金額及自組合當日起少數股東應佔權益之變動。倘少數股東所佔的虧損超過少數股東於附屬公司應佔的股本權益，除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司的虧損，否則該虧損餘額應由本集團承擔。

於本公司之資產負債表中，於附屬公司之投資乃以成本值扣除減值虧損撥備入帳。附屬公司之業績由本公司按已收及應收股息入帳。

(c) 商譽／收購折讓

收購附屬公司、聯營公司或共同控制企業產生之商譽乃指收購成本超出本集團於收購日期應佔有關附屬公司、聯營公司或共同控制企業之可識別資產、負債及或然負債公允值權益之數額，並按成本減任何累計減值虧損列帳。

因收購附屬公司而產生並已資本化之商譽乃於資產負債表分開呈列。因收購聯營公司或共同控制企業而產生並已資本化之商譽乃列入有關聯營公司或共同控制企業之投資成本。

2 Summary of Significant Accounting Policies (continued)

(c) Goodwill/discount on acquisitions (Continued)

Goodwill is tested for impairment annually or more frequently if there is indication that goodwill might be impaired. For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units ("CGUs"), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit. Any impairment loss for goodwill is recognised directly in the income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of subsidiary, associate or jointly controlled entity, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

A discount on acquisition arising on an acquisition of a subsidiary, an associate or a jointly controlled entity represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination and is recognised immediately in the income statement.

Contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Contingent liabilities are initially measured at fair value at the date of acquisition. At subsequent balance sheet date, such contingent liabilities are measured at the higher of the amount that would be recognised in accordance with Hong Kong Accounting Standard 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognised less cumulative amortisation, if appropriate.

Where the Group increases its interest in an enterprise that is already an entity controlled by the Group, the excess of the cost of acquisition over the carrying amount of net assets attributable to the additional interest acquired is recognised as goodwill.

2 重大會計政策概要(續)

(c) 商譽／收購折讓(續)

商譽會每年或有跡象顯示商譽可能出現減值時更頻密地進行減值測試。就減值測試而言，收購所產生之商譽乃被分配到預期可受惠於收購協同效應之各有關現金產生單位或現金產生單位組別。獲配商譽之現金產生單位會每年及在有跡象顯示商譽可能出現減值時進行減值測試。就於某個財政年度之收購所產生的商譽而言，已獲配商譽之現金產生單位於該財政年度完結前進行減值測試。當現金產生單位之可收回金額少於該單位之帳面值，則減值虧損被分配以削減首先分配到該單位之任何商譽的帳面值，然後削減該單位內其他資產獲分配之任何商譽的帳面值。商譽之任何減值虧損乃直接於收益表確認。商譽之減值虧損於其後期間不予撥回。

其後出售附屬公司、聯營公司或共同控制企業時，須計入被資本化商譽的應佔金額，以釐定出售之損益。

因收購附屬公司、聯營公司或共同控制企業而產生之收購折讓，乃指被收購公司之可識別資產、負債及或然負債之公平淨值超出業務合併成本之差額。收購折讓乃於收益表確認。

當被收購公司的或然負債可以合理地計量時，該等或然負債乃在收購日確認。於收購當日，該或然負債按公允值作首次確認。於其後各結算日，該等或然負債乃按根據香港會計準則第37號「撥備、或然負債及或然資產」所確認金額及首次確認額減累積攤銷(如適用)兩者之較高者計量。

當本集團增持一間在其控制之企業的投資，收購成本高於增持投資部份淨資產值之部份確認為商譽。

2 Summary of Significant Accounting Policies (continued)

(d) Interests in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of other changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a Group entity transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised

(e) Joint ventures

Jointly controlled assets

When a Group entity undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of the jointly controlled assets and share of any liabilities incurred jointly with other venturers are recognised in the consolidated financial statements and classified according to their natures. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred, are recognised when it is probable that the economic benefits associated with the transaction will flow to/from the Group.

2 重大會計政策概要(續)

(d) 所佔聯營公司權益

聯營公司之業績、資產及負債按權益法計入本財務報表內。根據權益法，於聯營公司投資乃按成本值於綜合資產負債表列帳，並就於收購後，本集團應佔聯營公司溢利或虧損及其他權益變動(扣除任何已識別減值虧損)作出調整。如本集團之應佔聯營公司虧損相等於或超過其於該聯營公司應佔的權益(包括實質上構成本集團於聯營公司淨投資的任何長期權益)，本集團應不再確認其應佔之進一步虧損。額外應佔虧損及負債只限於本集團須受合法及約束性責任或代聯營公司支付額外款項。

如集團企業與本集團之聯營公司進行交易，則未變現溢利及虧損將以本集團於有關聯營公司之權益為限進行對銷，惟若該未變現虧損乃所轉讓資產出現減值之證據，在此情況下，將確認全額虧損。

(e) 合營項目

共同控制資產

當一間集團企業直接參與合營項目之活動(此乃歸納為共同控制資產)時，集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入帳。

本集團出售或運用應佔共同控制資產成品之收益，連同應佔所產生之任何費用，乃按可預知從該等交易中流入／流出之經濟效益時確認入帳。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要（續）

(e) Joint ventures (Continued)

Jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of other changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a Group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

(e) 合營項目（續）

共同控制企業

合營項目如涉及成立一間獨立企業而各合營方對該企業之經濟活動擁有共同控制權，將被視為共同控制企業。

共同控制企業之業績、資產及負債均採用權益會計法計入綜合財務報告內。根據權益會計法，於共同控制企業投資乃按成本值於綜合資產負債表列帳，並就收購後本集團應佔共同控制企業溢利或虧損及其他權益變動（扣除任何已識別減值虧損）作出調整。如本集團之應佔共同控制企業虧損相等於或超過其於該共同控制企業之權益（包括實質上構成本集團於共同控制企業淨投資之任何長期權益），則本集團終止確認其應佔之進一步虧損。如本集團已產生法定或推定責任或代表該共同控制企業支付款項，則就額外應佔虧損作出撥備及確認負債。

如集團企業與本集團共同控制企業進行交易，則未變現溢利及虧損將以本集團於有關共同控制企業之權益為限進行對銷，惟若該未變現虧損乃所轉讓資產出現減值之證據，則該筆虧損須予全數確認。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要(續)

(f) Financial instruments

Financial assets and financial liabilities are recognised in the balance sheet when a Group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in the income statement.

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in the income statement.

In prior years, the Group presented the gross sales proceeds and carrying value of financial assets disposed during the years as part of the Group's turnover and costs of sales respectively. In current year, the directors of the Company considered it is more appropriate to reflect results of securities trading on a net basis and to present such amounts as other income, net. The adoption of the change has reduced the turnover and cost of sales and increased the other income by HK$584 million, HK$572 million and HK$12 million respectively for the year ended 31st March 2007 and by HK$898 million, HK$844 million and HK$54 million for the year ended 31st March 2006 respectively.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid or payable is recognised in income statement.

(f) 財務工具

當集團企業成為財務工具合約條文之訂約方，則財務資產及財務負債於資產負債表內確認。財務資產及財務負債最初按公允值計量。應直接計入收購或發行財務資產及財務負債(於損益帳按公允值處理的財務資產及財務負債除外)之交易成本，於首次確認時加入或從財務資產或財務負債之公允值扣減(如適用)。直接應佔收購於損益帳按公允值處理的財務資產或財務負債之交易成本，乃立即於收益表內確認。

當從資產收取現金流量之權利屆滿，或財務資產被轉讓而本集團已轉讓該項財務資產擁有權之絕大部分風險及回報時，有關財務資產會被終止確認。於終止確認財務資產時，該項資產帳面值與已收代價和已於權益確認的累積損益之總和間的差額將確認於收益表內。

於過往年度，本集團分別將於過往年內出售之財務資產所得款項總額及其帳面值列作本集團收益及銷售成本之一部份。於本年度，本公司之董事認為以淨額形式反映證券買賣成果較為合適，並將該等款項列作其他收入淨額。採納該等變動，致使收益及銷售成本於截至二零零七年三月三十一日止年度分別下降港幣584,000,000元及港幣572,000,000元，並於截至二零零六年三月三十一日止年度分別下降港幣898,000,000元及港幣844,000,000元，亦致使其他收入於截至二零零七年三月三十一日止年度上升港幣12,000,000元，並於截至二零零六年三月三十一日止年度上升港幣54,000,000元。

財務負債於有關合約所訂明責任獲解除、註銷或屆滿時被終止確認。被終止確認之財務負債的帳面值與已收或應收代價間之差額將於收益表確認。

2 Summary of Significant Accounting Policies (continued)

(f) Financial instruments (Continued)

(i) Financial assets

The Group's financial assets are classified into either financial assets at fair value through profit and loss, loans and receivables or available-for-sale investments. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss have two subcategories, including financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including debtors, amounts due from associates and jointly controlled entities and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

2 重大會計政策概要(續)

(f) 財務工具(續)

(i) 財務資產

本集團之財務資產主要列為「於損益帳按公允值處理的財務資產」、「貸款及應收款項」或「可出售的投資」。從正常渠道購買或出售之財務資產以交易日為基準確認或終止確認。從正常渠道購買或出售指須根據法例或市場慣例訂立之時間內交收資產之財務資產買賣。以下乃各類財務資產所採用之會計政策：

於損益帳按公允值處理的財務資產

於損益帳按公允值處理的財務資產主要細分兩個類別，包括持作出售財務資產及在初始確認時於損益帳按公允值列值之財務資產。於初始確認後各結算日，於損益帳按公允值處理的財務資產乃按公允值計算，公允值之轉變乃於產生期間在收益表中直接確認。

貸款及應收款項

貸款及應收款項為並非於活躍市場報價而附有固定或可釐定付款之非衍生財務資產。於首次確認後每一個結算日，貸款及應收款項(包括應收帳款、應收聯營公司、共同控制企業款項及銀行結存)乃採用實際利率方法攤銷成本，扣除任何已知減值虧損列帳。倘客觀證明資產出現減值，則減值虧損會於收益表確認，並按資產賬面值與按原實際利率折讓之估計未來現金流量之現值的差額計算。倘資產可收回金額之增幅能客觀地指出涉及確認減值後所發生之事件，則減值虧損會於以後期間撥回，惟減值撥回當日之資產賬面值不得超過如無確認減值時之原來應攤銷成本。

2 Summary of Significant Accounting Policies (continued)

(f) Financial instruments (Continued)

(i) Financial assets (Continued)

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated or not classified as any of the other categories set out above. At each balance sheet date subsequent to initial recognition, available-for-sale investments are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in the income statement. Any impairment losses on available-for-sale investments are recognised in the income statement. Impairment losses on available-for-sale equity investments will not be reversed through the income statement in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment losses.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not be reversed in subsequent periods.

2 重大會計政策概要(續)

(f) 財務工具(續)

(i) 財務資產(續)

可出售的投資

可出售的投資為非衍生項目，其須指定為可出售的的投資或未有劃分為其他類別(載於上文)。於首次確認後各結算日，可出售的投資按公允值計算。公允值之變動於股本權益確認，直至該投資被出售或決定有所減值，屆時過往於股本權益確認之累計收入或虧損會自股本權益剔除，並於收益表內確認。可出售的投資之任何減值虧損於收益表內確認。可出售的的股本投資之減值虧損將不會於以後期間撥回。倘投資之公允值因減值確認後之客觀事件而增加，可供出售的債項投資之減值虧損將會於以後期間撥回。

該等並無活躍市場報價，而其公允值未能可靠計量及其衍生須以無市價報價的貨物交收之可出售的的股本投資，於首次確認後之各個結算日按成本值減任何已識別減值虧損計算。倘具備客觀證明資產減值，則減值虧損於收益表確認。減值虧損數額按資產賬面值與按類似財務資產之現行市場回報率折讓估計未來現金流量之現值間之差額計算。有關減值虧損將不會於以後期間撥回。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要(續)

(f) Financial instruments (Continued)

(ii) Financial liabilities and equity

Financial liabilities and equity instruments issued by a Group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group's financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit and loss are financial liabilities held for trading on initial recognition. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in the income statement in the period in which they arise.

Other financial liabilities

Other financial liabilities including bank and other borrowings, creditors, bills payable and amounts due to associates are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(f) 財務工具(續)

(ii) 財務負債及股本權益

由集團企業發行之財務負債及股本權益工具按所訂立之合約安排性質，以及財務負債及股本權益工具之定義而分類。

股本權益工具為帶有集團資產剩餘權益(經扣除其所有負債)之任何合約。本集團之財務負債一般分類為於損益帳按公允值處理的財務負債及其他財務負債。就財務負債及股本權益工具而採納之會計政策載列如下：

於損益帳按公允值處理的財務負債

於損益帳按公允值處理的財務負債乃於首次確認時持作買賣之財務負債。於首次確認後之每一個結算日，於損益帳按公允值處理的財務負債按公允值計量，其公允值變動直接於產生期內之收益表中確認。

其他財務負債

其他財務負債包括銀行及其他借貸、應付帳款、應付票據及聯營公司應付帳，乃採用實際利率法按已攤銷成本計算。

股本權益工具

本公司發行之股本權益工具按所收到之款項扣除直接發行成本後入帳。

2 Summary of Significant Accounting Policies (continued)

(f) Financial instruments (Continued)

(iii) Derivatives

The Group uses derivative financial instruments to hedge its exposure against currency risk and interest rate risk. Such derivatives are measured at fair value regardless of whether they have been designated as effective hedging instruments by the Group. These are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognised directly in the income statement.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held-for-trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

(iv) Convertible bond

The Group's convertible bond issued with embedded derivative features are split into liability and derivative components. The initial carrying amount of the liability component is the residual amount after separating the embedded derivative. The liability component is subsequently measured at amortised cost, using the effective interest method. The derivative component is remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the income statement.

2 重大會計政策概要(續)

(f) 財務工具(續)

(iii) 衍生工具

本集團以衍生財務工具對沖所承受之幣值風險及利率風險。該等衍生財務工具不論是否獲本集團指定為有效對沖工具，均按公允值計量。該等衍生財務工具均被視為持作買賣財務資產或持作買賣財務負債。該等衍生財務工具之公允值變動乃直接於收益表中確認。

倘該內置衍生工具之經濟特性及風險與主合約並無密切關係，而合併式合約並非按公允值於損益帳處理，藏於非衍生性質主契約內之衍生工具與相關主合約分離及被視為持作買賣用途。在其他情況下，所藏衍生工具不會分開處理，並根據適用準則連同主合約一併列帳。當本集團需要分開處理該內置衍生工具但未能將之計量時，整份合併式合約被視為持作買賣用途。

(iv) 可換股債券

本集團發行時具內置衍生工具特徵之可換股債券乃分為負債及衍生工具兩部份。負債部份之初始帳面值乃經撇除內置衍生工具後之餘額。負債部份往後以有效利率法按攤銷成本計算。衍生工具部份乃於各結算日重新計算，任何公允值變動所產生之利潤或虧損均於收益表中確認。

2 Summary of Significant Accounting Policies (continued)

(g) Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is determined by professional valuation conducted as at the balance sheet date. Changes in fair value are recognised in the income statement.

Subsequent expenditure is charged to the carrying amount of the asset only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the period in which they are incurred.

Changes in fair values are recognised in the income statement as part of other gains, net.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a property revaluation reserve under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

2 重大會計政策概要(續)

(g) 投資物業

持作長期出租或資本增值或以上兩項目的，而並非由本集團內各公司佔用之物業，均列作投資物業。

投資物業包括根據經營租賃持有之土地及根據融資租賃持有之樓宇。當符合投資物業之其餘定義時，根據經營租賃持有之土地列作投資物業入帳。經營租賃會按如融資租賃般入帳。

投資物業初步按其成本(包括相關交易成本)計算。於初步確認後，投資物業按公平值入帳。公允值是按結算日時進行之專業估值釐定。公允值之變動於收益表內確認。

當該項目相關之日後經濟利益將會流入本集團，而該項資產之成本可被可靠計量時，方會從該項資產之帳面額中計入其後開支。所有其他維修及保養成本於產生之期間內在收益表內列支。

公允值之變動於收益表內確認為其他收益淨額之一部分。

倘一項投資物業成為自用，則被重新分類為物業、廠房及設備，而其於重新分類日期之公允值就會計處理而言成為其成本。倘物業、廠房及設備之項目因其用途改變而成為一項投資物業，該項目於轉讓日期之帳面值與公允值之間所產生之任何差額，根據香港會計準則第16號於權益內被確認作物業重估儲備。然而，倘公允值收益撥回先前之減值虧損，則收益會於收益表內確認。

2 Summary of Significant Accounting Policies (continued)

2 重大會計政策概要(續)

(h) Property, plant and equipment

(i) Properties

Hotel properties, cold storage warehouses and other properties held for own use are stated at cost less accumulated depreciation and impairment losses.

Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter after considering the residual value.

(ii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses. In prior years, property, plant and equipment of machinery, tools, equipment, furniture, fixtures, office equipment and motor vehicles were depreciated on reducing balance basis at annual charge rate of 10% to 40% with initial charge of 10% or 20%. The directors of the Company have reviewed the usage of these assets and considered it is appropriate to depreciate them on a straight line basis over their useful lives of 5 to 10 years. This change in accounting estimate has no significant impact to the Group's depreciation charged to the income statement for the current year. Accordingly, starting 1st April 2006, depreciation is provided to write off the cost of the plant and equipment over their estimated useful lives on a straight line basis after taking into account their estimated residual value at the following rates per annum:

(h) 物業、廠房及設備

(i) 物業

酒店物業、冷藏倉庫及其他持作自用物業乃按成本減累計折舊及減值虧損列帳。

樓宇乃按成本值以直線法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，兩者較短者為準計提折舊準備之基準。

(ii) 廠房及設備

廠房及設備乃按成本值減去累計折舊及累積減值虧損列帳。往年，物業、廠房及設備如機器、工具、設備、傢俬、裝置、辦公室設備及汽車均按乃以餘額遞減法按年率10%至40%折舊，初始折舊率為10至20%。本公司董事已審查該等資產之使用率，並認為適宜以直線法按其5至10年之可用年期予以折舊。會計推測之變動對本集團於本年之收益表所支銷之折舊並無重大影響。因此，自二零零六年四月一日起，廠房及設備之折舊乃按成本值及已考慮其估計的剩餘價值，按其估計使用年期及下列比率以直線法每年計提：

		Annual charge 每年折舊
Pipe rehabilitation equipment	管道翻新設備	16.67%
Others	其他	10% - 20%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

按融資性租約持有之資產乃按預期可用年期計提折舊，其基準與自有資產相同。

出售或報廢之資產利潤或虧損乃由其帳面值與出售所得款項之差額釐定，並在收益表內確認。

2 Summary of Significant Accounting Policies (continued)

(i) Prepaid lease payments

Prepaid lease payments represent upfront premium paid for land cost in relation to owners-occupied properties. Prepaid lease payments are charged to income statement over the term of relevant land leases on a straight-line basis.

(j) Other intangible assets

On initial recognition, intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and accumulated impairment losses. Amortisation for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life, and carried at cost less accumulated amortisation and impairment losses.

Where no internally-generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method. Net realisable value is determined on the basis of anticipated sales proceeds in the ordinary course of business less applicable selling expenses.

2 重大會計政策概要(續)

(i) 預付租賃款項

預付租賃款項表示就本集團作自用之土地預付之地價。預付租賃款項按相關土地租賃年期以直線法於收益表內扣除。

(j) 其他無形資產

首次確認時,獨立收購及來自業務合併之無形資產乃分別按成本值及公允值確認。首次確認後,有限可用年期之無形資產乃按成本值減累計攤銷及任何累積減值虧損入帳。有限可用年期無形資產之攤銷乃以直線法就其估計可使用年期計提。無限可用年期無形資產則按成本減累積減值虧損入帳。

終止確認無形資產所產生損益按出售所得款項淨額與資產帳面值之差額計算,於終止確認資產時在收益表內確認。

研發開支

研究活動之費用在產生期間內確認為支出。

若預期發生於明確確定項目之開發成本,可透過將來之商業活動所產生之回報作彌補,則其所產生之內部產生無形資產將予以確認,並按其可使用年限,以直線法攤銷,並按成本值減累計攤銷及任何累積減值虧損入帳。

倘若未能確認內部產生之無形資產,開發開支乃於產生時於收益表內支銷。

(k) 存貨

存貨乃按成本或可變現淨值兩者較低值入帳。成本按加權平均法計算。可變現淨值乃按日常業務過程中之估計銷售所得款項減相應銷售成本之基準釐定。

2 Summary of Significant Accounting Policies (continued)

(l) Properties for sale

Properties held for sale are initially measured at the carrying amount of the property at the date of reclassification from properties under development for sale upon completion. Subsequently, the prepaid leasehold land component is stated at cost less accumulated amortisation and impairment losses; the building component is carried at the lower of cost and net realisable value. The amortisation of prepaid lease payments is recognised in the income statement. Net realisable value is determined on the basis of anticipated sales proceeds in ordinary course of business less applicable selling expenses.

(m) Construction contracts

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that the value of work carried out during the year.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred. When it is probable that contract costs will exceed total contract revenue, the expected loss is recognised as expense immediately.

When contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is shown as an amount due from customers for contract work. For contracts where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is shown as an amount due to customers for contract work. Amounts received before the related work is performed are included in the balance sheet under creditors. Amounts billed for work performed but not yet paid by the customers are included in the balance sheet under debtors.

(n) Unearned insurance premiums

Unearned insurance premiums represent the estimated portion of the premiums written which relate to periods of insurance subsequent to the balance sheet date and are deferred to subsequent accounting periods. Unearned premiums are computed on the basis of net premiums written for all classes of insurance. Net premium written represents gross premiums received or receivable after deducting reinsurance premiums.

2 重大會計政策概要(續)

(l) 待售物業

持作出售之已落成物業初步以由發展中將完成物業重列當日之賬面值計量。其後，預付租賃土地部份以成本減累積攤銷及減值虧損列賬；樓宇部份按成本及可變現淨值兩者的較低者列賬。土地使用權之攤銷於收益表確認。可變現淨值乃按日常業務過程中之估計銷售所得款項扣除相應銷售成本之基準釐定。

(m) 建築合約

倘可以合理估計建築合約之結果，收益及成本乃參考於結算日合約活動之完成階段(按年內工作價值之比例而衡量)而確認。

倘建築工程合約之結果未能作出可靠估計，合約收益按可能收回的合約成本而確認。合約成本於產生期內確認為支出。倘合約成本有可能超過總合約收入，預期虧損將隨即確認為開支。

倘工程進度至今所產生之合約成本加已確認溢利減已確認虧損超過進度款項，則超出部份列作應收客戶合約工程款項。倘工程進度至今所產生進度款項超出合約成本加已確認溢利減已確認虧損，則超出部分列作應付客戶合約工程款項。於完成有關工程前收取之款項，乃計入資產負債表為應付賬款。就工程完成發出帳單但客戶尚未支付之款項，則計入資產負債表內為應收帳款。

(n) 未滿期保險費

未滿期保險費是指與投保人簽訂投保期跨越結算日後至以後會計期間之保險承保費估計之部份。未滿期保險費是根據所有保險類別的淨承保保險費計算。淨承保保險費淨額指扣除再保險費後之已收或應收保險費總額。

2 Summary of Significant Accounting Policies (continued)

(o) Insurance claim

Claims paid and outstanding comprise claims paid, claims reported but not yet paid as at the balance sheet date and an estimate of claims incurred but not reported which is calculated with reference to foreseeable events, past experiences and trends.

(p) Revenue recognition

When the outcome of a construction contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from sale of properties for sale is recognised on the execution of a binding sales agreement.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customers. Revenue is arrived at after deduction of any sales returns and discount.

Income from rendering of services is recognised at the time when services are rendered.

Premiums for direct insurance and reinsurance business are recognised as income over the terms of insurance policy period.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset's net carrying amount.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Rental income under operating leases is recognised on a straight-line basis over the terms of the respective leases.

2 重大會計政策概要(續)

(o) 保險索償

已支付及應付之保險索償包括於結算日已支付之索償、已申報但未支付之索償以及估計已產生但仍未申報之索償。此估計是參考可預見之事件、過往的經驗和種種趨勢而計算的。

(p) 收益之計算

當一項建築合約的成果能夠可靠地估計時，合約之收益乃根據年度施工之價值，按完工百分比法確認。當一項合約成果不能可靠地估計時，只將已產生而可能取回的合約成本確認為收益。

待售物業之銷售收入乃在買賣雙方簽署具約束力之買賣協議文件後入帳。

銷售貨品之收益乃於貨品送出後或貨品所有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務時入帳。

直接保險及再保險業務之保險費乃按保險條款之年期確認為收入。

來自財務資產之利息收益乃按時間比例入帳，並根據本金之結餘及有關之實際利率作出計算，實際利率即於財務資產帳面淨值之預計年限貼現估計未來現金收入之比率。

投資所得股息收入乃於本集團收取款項之權益確立時確認。

營業性租賃之租金收入乃按直線攤銷法據其租賃年期入帳。

2 Summary of Significant Accounting Policies (continued)

(q) Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Assets held under finance leases are recognised as assets of the Group at their fair values at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as an obligation under finance lease. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement, unless they are directly attributable to the acquisition, construction or production of qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs as stated in the policy below.

Rentals payables under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivables as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

2 重大會計政策概要(續)

(q) 租賃

當租賃條款實質上將擁有權所產生之大部份風險及得益轉移給承租人，該等合約被視為融資性租賃。所有其他租賃均被視為營業性租賃。

本集團為出租人

融資性租賃下應收承租人之款項乃入帳列作應收款項，款額為本集團於租賃之淨投資。融資性租賃收入乃分配至各會計期間，以反映本集團於租賃尚未收回淨投資之固定定期回報率。

營業性租賃產生之租金收入按有關租賃之租期以直線法於收益表內確認。商談及安排營運租賃所產生之首次直接成本計入該項租賃資產之帳面值內，並於租期內以直線法確認為支出。

本集團為承租人

融資性租賃下持有之資產於租賃生效時按公允值，或最低租金之現值(以較低者為準)確認為本集團之資產。對出租人之相應負債在資產負債表內列為融資租約承擔。租賃款項在融資費用與削減租賃承擔之間分配，以為承擔餘額取得固定之利率。融資費用直接計入收益表內，除非其為直接源自收購、興建或建造符合規定的資產則例外，在此情況下，則根據本集團之借貸成本一般政策撥充資本(見下列政策)。

營業性租賃之應付租金於有關租賃年期內按直線法列入收益表內。因簽訂營業性租賃已收或應收之鼓勵性優惠，按直線法於租期內確認為租金費用之扣減。

2 Summary of Significant Accounting Policies (continued)

(r) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying asset, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

(s) Foreign currencies

In preparing the financial statements of each individual Group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in the income statement in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange components of that gain or loss are also recognised directly in equity.

2 重大會計政策概要(續)

(r) 借貸成本

於收購、建造或生產符合規定的資產的借貸成本，皆資本化為該資產的成本一部份。此類借貸成本將於資產大致上已可供使用或出售時而停止資本化。特別為符合規定的資產而取得之借貸在其尚未用於有關用途時作為短暫投資而賺取之投資收入，乃於可撥充資本之借貸成本中扣除。

其他借貸成本，乃於費用發生時於收益表中確認。

(s) 外幣

於編製各個別集團企業之財務報告時，以該企業以功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用匯率換算為功能貨幣(即該企業經營所在主要經濟地區之貨幣)記帳。於各結算日，以外幣定值之貨幣項目均按結算日之適用匯率換算。按公允值以外幣定值之非貨幣項目乃按於公允值釐定當日之適用匯率換算。按過往成本計量以外幣定值之非貨幣項目毋須換算。

於結算及換算貨幣項目時產生之匯兑差額均於產生期間計入收益表內，惟組成本集團海外業務之投資淨額部分之貨幣項目所產生之匯兑差額除外，在此情況下，有關匯兑差額乃於綜合財務報表中確認為股本權益。以公允值定值之非貨幣項目經重新換算後所產生之匯兑差額於該期間列入收益表，惟換算有關盈虧直接在股本權益確認之非貨幣項目所產生的匯兑差額除外，而有關溢利或虧損之匯兑部份直接在股本權益內確認。

2 Summary of Significant Accounting Policies (continued)

(s) Foreign currencies (Continued)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity, the exchange fluctuation reserve. Such exchange differences are recognised in the income statement in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation on or after 1st April 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the exchange fluctuation reserve.

(t) Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

(u) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

2 重大會計政策概要(續)

(s) 外幣(續)

就呈列綜合財務報表而言,本集團之海外業務之資產及負債乃按於結算日之適用匯率換算為本集團之列帳貨幣,而其收入及支出乃按該年度之平均匯率進行換算,除非匯率於該期間內出現大幅波動,則於此情況下,則採用於交易當日之適用匯率。所產生之匯兑差額(如有)乃確認作股本權益之獨立部份(外匯兑換浮動儲備)。該等匯兑差額乃於海外業務被出售之期間內於收益表內確認。

於二零零五年四月一日或以後因收購而所產生之商譽及可辨認資產的公允值調整乃視作該海外業務之資產及負債,及按結算日之適用匯率換算。所產生之匯兑差額於外匯兑換浮動儲備確認。

(t) 退休保障計劃

向界定供款退休計劃及強制性公積金計劃作出的供款,是於到期時列帳為支出。

(u) 税項

所得税支出指當期應付税項及遞延税項。

當期應付税項乃根據年內之應課税溢利計算。應課税溢利與於收益帳內呈報之溢利有所不同,原因在於應課税溢利並不包括於其他年度應課税或可扣税之收入或開支項目,亦不包括從來毋須課税或不可扣税之收益表項目。本集團之當期應付税項負債乃按結算日已實行或大致上已實行之税率計算。

2 Summary of Significant Accounting Policies (continued)

(u) Taxation (Continued)

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates, and jointly controlled entities, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

(v) Impairment of non-financial assets

Assets that have an indefinite useful life or have not yet been available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or "CGU"). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2 重大會計政策概要(續)

(u) 稅項(續)

遞延稅項乃根據財務報告內資產及負債帳面值與計算應課稅溢利所採用相應稅基之差額而確認，並採用資產負債表負債法計入。遞延稅項負債一般就所有應課稅暫時差異確認，遞延稅項資產則於可扣減暫時差異有可能用以抵銷應課稅溢利時予以確認。倘暫時差異由商譽或(不包括業務合併)一項不影響應課稅溢利或會計溢利之交易之其他資產及負債的初步確認所產生，有關資產及負債不予以確認。

遞延稅項負債乃按於附屬公司、聯營公司及共同控制企業之投資所產生應課稅暫時差異而確認，除非本集團可控制暫時差異之回撥及暫時差異在可預見之將來可能不會回撥。

遞延稅項資產之帳面值乃於各結算日進行檢討，並在不可能有足夠應課稅溢利以收回全部或部份資產價值時作調減。

遞延稅項按預期於清償負債或變現資產期間之適用稅率計算。遞延稅項從收益表扣除或計入收益表內，除非遞延稅項關乎直接從股本扣除或直接計入股本之項目，在此情況下，遞延稅項亦於股本中處理。

(v) 非財務資產之減值

無限可用年期或尚未能使用之資產毋須攤銷，惟須按年進行減值測試。如果有情況或環境變化顯示須予攤銷的資產賬面價值或未能收回時，本集團會檢討該項資產的減值情況。若該項資產的賬面價值超過其可收回價值，其差額確認為減值虧損。資產的可收回價值是指其公允值減銷售成本後的淨價與其使用價值兩者中的較高者。對減值進行評估時，資產已按具備可單獨識別現金流量的最小單位(現金產生單位)劃分。商譽以外的資產倘曾出現減值，則須於各申報日檢討其可予撥回的減值。

2 Summary of Significant Accounting Policies (continued)

(w) Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

2 重大會計政策概要(續)

(w) 準備及或然事項

當集團因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能消耗資源，同時責任金額能夠可靠地作出估計時，則會確認準備。當集團預計準備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

準備按預期解除責任所需開支之現值計算，而上述現金按可反映金錢之時間價值及責任特定風險之現有市場評估的稅前比率計算。準備隨時間流逝而增加之金額確認為利息支出。

或然負債指因為已發生的事件而可能引起之責任，而其存在只能就不在集團全力控制範圍以內之一宗或多宗不確定未來事件之出現而確認。或然負債亦可能是因為已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠計量而不作確認者。

或然負債不會被確認，但會在財務報表附註中披露。倘若消耗資源之可能性改變導致可能出現資源消耗，則將或然負債確認為準備。

或然資產指因為已發生之事件而可能產生之資產，而其存在只能就不在集團全力控制範圍以內之一宗或多宗不確定事件之出現或不出現而確認。

或然資產不會被確認，但若有可能流入經濟利益，則會在財務報表附註中披露。當相關利益確實流入時，將確認該資產。

3 Financial Risk Management Objectives and Policies

The Group's major financial instruments include available-for-sale investments, investments at fair value through profit or loss, debtors, bank balances and cash, creditors, bill payables, balances with associates and jointly controlled entities, borrowings, convertible bonds and financial derivatives. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Market risk

(i) Interest rate risk

Bank deposits, investments in debt securities and structured deposits are exposed to fair value interest rate risk and cash flow interest rate risk. The floating-rate bank borrowings, bills payable and short-term bank deposits are exposed to cash flow interest rate risk and investments in equity linked notes are subject to fair value interest rate risk. The management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

(ii) Foreign currency risk

The Group has investments in overseas equity and debt securities denominated in foreign currencies, and foreign currency forward contracts. The foreign currency forward contracts do not qualify for hedge accounting and are deemed as financial assets or liabilities held for trading. Certain bank balances, debtors and creditors are denominated in foreign currencies. The management will continue to monitor foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

(iii) Price risk

The Group is exposed to equity and debt security price risk through its investments in equity and debt securities. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

3. 財務風險管理目標及政策

本集團的主要財務工具包括可出售的投資、於損益帳按公允值處理的投資、應收帳款、銀行結餘及現金、應付帳款、應付票據、與聯營公司及共同控制企業之結餘、借貸、可換股債券及財務衍生工具。該等財務工具之詳情乃於相關附註中披露。該等財務工具之相關風險以及緩沖該等風險之政策乃載列如下。管理層管理及監察該等影響，以確保及時有效地施行適當之措施。

(a) **市場風險**

(i) 利率風險

銀行存款、債務證券及結構式存款之投資面對公允值之利率風險及現金流量利率風險。銀行浮動利率借款、應付票據及短期銀行存款面對現金流量利率風險。股份聯繫票據投資面對公允值之利率風險。管理層監控利率影響及在有需要的情況下考慮對沖重大利率影響。

(ii) 外幣風險

本集團投資於海外以外幣計算之股本及債務證券及遠期外匯合約。遠期外匯合約不符合對沖會計而被認為持有用作買賣之財務資產及負債。若干銀行結餘、應收帳款及應付帳款均以外幣計算。管理層將繼續監控外匯影響及在有需要的情況下考慮對沖重大外匯影響。

(iii) 價格風險

本集團因於股本及債務證券之投資而承受股本及債務證券價格風險。管理層透過持有具不同風險類別之投資組合，從而管理此項風險。

3 Financial Risk Management Objectives and Policies (continued)

(b) Credit risk

Principal financial assets consist of available-for-sale investments, debtors, investments at fair value through profit or loss, derivative financial instruments, bank balances and cash and amounts due from associates and jointly controlled entities.

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 31st March 2007 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the balance sheet. In order to minimise the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. Transactions with banks and counterparties of investment and derivative transactions are limited to high credit rating financial institutions. The Group monitors its exposure to credit risk in respect of its associates and jointly controlled entities through exercising significant influence over their financial and operating policy decisions and reviewing their financial position. Investment in debt securities are concentrated on high credit rating issuers. The Group has no significant concentration of credit risk in respect of its trade debtors, with exposure spread over a number of counterparties and customers. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

(c) Liquidity risk

The Group aims to maintain prudent liquidity risk management and flexibility in funding by keeping sufficient cash equivalents, readily realisable marketable securities and to have committed short term and medium term credit lines available.

The directors of the Company believe that the Group has obtained sufficient committed and uncommitted general credit facilities from banks for working capital purposes.

3. 財務風險管理目標及政策（續）

(b) 信貸風險

主要財務資產包括可出售的投資、應收帳款、於損益帳按公允值處理的投資、衍生財務工具、銀行結存與現金及應收聯營公司及共同控制企業帳。

倘若交易對手無法履行彼等於二零零七年三月三十一日有關各類已確認財務資產之責任，本集團所承受之最大信貸風險為資產負債表內所列示該等資產之帳面值。為盡量降低信貸風險，本集團管理層有其監察過程，確保能採取跟進行動追收逾期帳款。此外，於每個結算日，本集團檢討每宗個別貸款之可收回款項，確保就無法收回款項作出足夠之減值虧損。與銀行及投資交易對手之交易及衍生交易僅限於與具高信貸評級之金融機構進行。本集團透過使用其在聯營公司及共同控制企業在財務及營運策略決定之重大影響及審閱它們的財政狀況，監控本集團在聯營公司及共同控制企業方面之信貸風險影響。債務證券之投資集中於具高度信貸評級之發行者。本集團之關於應收帳款之信貸風險並無明顯集中，其風險散佈多個交易對手及客戶。就此而言，本公司董事認為本集團之信貸風險已大幅降低。

(c) 資金流動風險

本集團致力維持審慎之資金流動風險管理及透過保留足夠等值現金、可隨時變現之有牌價證券及已承諾短期及中期信貸額度以保持資金靈活性。

本公司董事相信，本集團獲銀行批授之已承諾及未承諾一般信貸融資，足以應付營運資金之需。

4 Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Estimated impairment of goodwill and intangible assets

The Group tests annually whether goodwill and intangible assets with indefinite useful life have suffered any impairment in accordance with accounting policies stated in note 2 to the financial statements. The recoverable amounts of CGUs have been determined based on value-in-use calculations or its fair value less cost to sell, whichever is appropriate. Both approaches require the Group to estimate the future cash flows expected to arise from the CGUs and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

(b) Income taxes

At 31st March 2007, a deferred tax asset of HK$45,540,000 in relation to unused tax losses has been recognised in the consolidated balance sheet. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are more or less than expected, additional deferred tax assets or material reversal of deferred tax assets may arise, which would be recognised in the income statement for the period in which such an addition or a reversal takes place.

Also, the Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4. 關鍵會計估計及判斷

估計及判斷根據過往經驗及其他因素，當中包括於有關情況下相信為合理而對未來事件的預測，被持續評估。

本集團為未來作出估計及假設。所得之會計估計按定義很少與相關的實際結果相同。具有重大風險並使資產及負債之帳面值於下一個財政年度內須作重大調整之估計及假設載列如下：

(a) 估計商譽及無形資產減值

根據財務報告附註2所述之會計政策，本集團每年就商譽及有無限可使用年期之無形資產是否出現任何減值進行測試。現金產生單位之可收回金額乃按使用中價值計算法或其扣除銷售成本之公允值（以較適合者為準）釐定。在使用兩種計算法時，本集團須估計該現金產生單位之未來現金流量，並以適當貼現率計算現值。若實際未來現金流量少於預期，將會產生大額減值虧損。

(b) 所得稅

於二零零七年三月三十一日，與未動用稅務虧損有關之遞延稅項資產港幣45,540,000元已於本集團綜合資產負債表中確認。遞延稅項能否變現，主要視乎日後是否有足夠溢利或應課稅臨時差異而定。若實際上產生之未來溢利多於或少於預期，將出現遞延稅務資產之增加或重大撥回，並於增加或撥回出現期間之收益表內確認。

另外，本集團須繳納多個司法管轄區之所得稅。在確定全球所得稅之撥備時，集團須作出重大判斷。在正常業務過程中，有許多交易及計算均難以明確作出最終之稅務釐定。本集團須估計未來會否繳納額外稅項，從而確認對預期稅務審核事宜之責任。倘該等事宜之最終稅務結果與起初入賬之金額不同，該等差額將影響稅務釐定期內之所得稅及遞延稅項撥備。

4 Critical Accounting Estimates and Judgements (continued)

(c) Construction contract revenue recognition

According to the accounting policies of construction contracts as stated in note 2(m), the Group uses the percentage of completion method to determine the appropriate revenues to be recognised in a given period. The stage of completion is measured by total amount of work done certified by customers over total estimated contract sum.

Upon applying the percentage of completion method, the Group needs to estimate the gross profit margin of each construction contract, which was determined based on the estimated total construction contract costs and total construction contract sum, including variation orders and claims. If the actual gross profit margin of construction contract differs from the management's estimates, the construction contract revenue to be recognised within the next year will need to be adjusted accordingly.

(d) Determination of insurance liabilities

The Group's insurance liabilities mainly comprise provision for outstanding claims. The Group determines these estimates on the basis of historical information, actuarial analyses, financing modeling and other analytical techniques. The directors continually review the estimates and make adjustments as necessary, but actual results could differ significantly from what is envisioned when these estimates are made.

4. 關鍵會計估計及判斷(續)

(c) 建築合約收益確認

根據附註2(m)的關於建築合約的會計政策，本集團以完工百分比法於當期確認恰當的收入。完工程度參考由客戶確認的總施工量所佔合約估計總成本的比率。

當應用完工百分比法時，本集團需要根據估計建造合約總成本與合約總價款(包括變動訂單及索償)，預計每筆建築合約的毛利率。如果建造合約之實際毛利率與管理層的估計有差異，則下年度將會確認的建築合約收益將進行相應調整。

(d) 釐定保險負債

本集團之保險負債，主要包括就未支付申索之撥備。本集團按過往資料、精算分析、財務模式及其他分析技術釐定估計。董事不斷覆核估計，並在有需要時作出調整，但實際結果或會與作出估計時所推算者有明顯分別。

5 Revenue

5 收益

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Revenue represents net amount received and receivable from:	來自以下已收及應收淨額之收益：		
Construction and installation contracts	建築及安裝工程	**2,369,135**	1,904,600
Hotel operations	酒店營運	**59,730**	54,692
Warehouse operations	倉庫營運	**100,070**	84,954
Leasing of properties and equipment	物業及設備租賃	**50,398**	46,938
Sale of properties	物業銷售	**60,080**	281,027
Sale of computer, business machines and others	電腦、商業機器及其他銷售	**1,069,632**	1,085,223
Provision of maintenance and property management	提供保養及物業管理服務	**576,733**	580,680
Insurance premium	保險費	**47,509**	46,439
Food and beverage	餐飲	**250,076**	179,468
Interest income from investments	來自投資之利息收入	**72,614**	59,443
Dividend income from listed securities	有牌價證券之股息收入	**9,260**	11,970
		4,665,237	4,335,434

An analysis of the Group's revenue by business and geographical segment is set out in note 39.

本集團業務及地區收益之分析已詳列於附註39。

6 Other Income, Net

6 其他收入淨額

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Gain on investments at fair value through profit or loss	於損益帳按公允值處理的投資之收益	**90,179**	111,593
Gain/(loss) on derivative financial instruments	衍生財務工具之收益／(虧損)	**22,222**	(8,514)
Interest from bank deposits	銀行存款利息收入	**14,263**	18,316
Interest from amounts due from associates	聯營公司應收帳之利息收入	**735**	2,073
Interest from amounts due from jointly controlled entities	共同控制企業應收帳之利息收入	**2,900**	-
Commission income	佣金收入	**4,429**	2,657
		134,728	126,125

7 Other Gain, Net 7 其他收益淨額

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Increase in fair value of investment properties	投資物業之公允值增加	**53,362**	30,709
Fair value gain on derivative component of convertible bonds	可換股債券衍生工具部分之公允值增加	**26,489**	–
Discount on acquisition of subsidiaries	收購附屬公司之折讓	**–**	9,362
Bad debts recovered	已收回壞帳	**7,636**	5,067
Net gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益淨額	**7,406**	4,528
Gain on disposal of jointly controlled entities	出售共同控制企業之收益	**19,714**	–
Exchange gain	匯兑收益	**9,712**	5,979
Impairment loss on available-for-sale investments	可出售的投資之減值虧損	**(1,473)**	(2,466)
Impairment loss on goodwill	商譽之減值虧損	**(5,000)**	(3,286)
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	**(13,754)**	–
Impairment loss on prepaid lease payment	預付租賃款項之減值虧損	**(1,628)**	–
Impairment loss on other intangible assets	其他無形資產之減值虧損	**(2,157)**	–
		100,307	49,893

8 Finance Costs 8. 財務費用

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Interest on bank loans and overdrafts	銀行貸款及透支利息	**96,391**	79,926
Interest on convertible bonds wholly repayable within five years	償還期於五年內之可換股債券利息	**25,965**	–
		122,356	79,926
Less: Amount capitalised to contract work	減：撥作合約工程成本	**–**	(39)
		122,356	79,887

The average capitalisation interest rate for the year ended 31 March 2007 was nil (2006:3%) per annum.

截至二零零七年三月三十一日止年度，平均資本化年利率為無（二零零六年：3%）。

9 Profit Before Taxation

9 除稅前溢利

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Profit before taxation has been arrived at after charging:	除稅前溢利已扣除下列項目：		
Depreciation on property, plant and equipment	物業、廠房及設備之折舊	**86,576**	84,445
Less: Amount capitalised to contract work	減：撥作合約工程成本	**(147)**	(3,954)
		86,429	80,491
Auditors' remuneration	核數師酬金	**8,674**	7,902
Staff costs (note a)	員工開支(附註a)	**827,420**	737,679
Less: Amount capitalised to contract work	減：撥作合約工程成本	**(58,032)**	(69,850)
		769,388	667,829
Operating lease payments in respect of leasing of	關於租賃以下項目之營業性租賃費用		
– Premises (minimum lease payments)	－樓宇(最低租賃付款)	**78,267**	53,069
– Premises (contingent rent)	－樓宇(或然租金)	**7,476**	4,616
– Others	－其他	**14,027**	7,112
		99,770	64,797
Amortisation of prepaid lease payments	預付租賃款項攤銷	**11,743**	10,642
Amortisation of other intangible assets	其他無形資產攤銷	**3,603**	3,321
Write down of properties for sale to net realisable value, net	待售物業減值至可變現淨值，淨額	**10,058**	3,930
Write down of inventories to net realisable value	減值存貨至可變現淨值	**3,674**	2,763
and crediting:	並計入下列項目：		
Gross rental income HK$45,450,000 (2006: HK$41,526,000) from properties less direct operating expenses (note b)	總物業租金收入港幣45,450,000元(二零零六年：港幣41,526,000元)減直接經營支出(附註b)	**28,626**	27,546
Income from leasing of equipment	設備租賃收入	**4,948**	5,412

9 Profit Before Taxation (continued)

Notes:

(a) Details of directors' emoluments included in staff costs are disclosed in note 41.

Included in staff costs are an amount of HK$1,198,000 (2006: HK$1,744,000) in respect of redundancy payments made to staff and an amount of HK$37,303,000 (2006: HK$31,636,000) in respect of contributions to retirement benefit schemes, net of forfeited contributions.

(b) Included in rental income is an amount of HK$1,294,000 (2006: HK$1,627,000) less outgoings of HK$1,186,000 (2006: HK$1,164,000) from jointly controlled assets.

Included in gross rental income is an amount of HK$19,995,000 (2006: HK$17,019,000) derived from investment properties.

9 除稅前溢利(續)

附註：

(a) 董事酬金已包括在員工開支，其資料在附註41中披露。

員工開支包括裁減員工付款合共港幣1,198,000元（二零零六年：港幣1,744,000元）及已扣除沒收部份的退休保障計劃供款合共港幣37,303,000元（二零零六年：港幣31,636,000元）。

(b) 已包括從共同控制資產收取之租金港幣1,294,000元（二零零六年：港幣1,627,000元）減支出港幣1,186,000元（二零零六年：港幣1,164,000元）。

總租金收入包括來自投資物業之款項港幣19,995,000元（二零零六年：港幣17,019,000元）。

10 Income Tax Expenses

10 所得稅支出

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Current tax	本年度稅項		
Hong Kong	香港	**35,096**	29,365
Overseas	海外	**18,947**	86,967
		54,043	116,332
Deferred taxation	遞延稅項	**12,810**	(5,889)
		66,853	110,443

Hong Kong profits tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits after offsetting losses brought forward of each individual company.

香港利得稅乃根據本集團各公司之估計應課稅溢利經抵銷前期虧損及按稅率17.5%（二零零六年：17.5%）計算。

10 Income Tax Expenses (continued)

10 所得稅支出（續）

Overseas taxation including Mainland China income tax and land appreciation tax are calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

海外課稅包括中國內地之所得稅以及土地增值稅，乃按照當地之法例及估計應課稅溢利計算。

Details of deferred tax are disclosed in note 37.

遞延稅項之詳情已於附註37披露。

The tax expense for the year can be reconciled to the profit before taxation per consolidated income statement as follows:

本年度稅項支出可根據綜合收益表內之除稅前溢利對帳如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Profit before taxation	除稅前溢利	**408,050**	475,530
Adjust for:	調整：		
Share of results of associates	分佔聯營公司之業績	**(5,263)**	2,987
Share of results of jointly controlled entities	分佔共同控制企業之業績	**3,159**	(12,874)
		405,946	465,643
Tax at the domestic income tax rate of 17.5% (2006: 17.5%)	按本地利得稅稅率17.5%（二零零六年：17.5%）計算的稅項	**71,041**	81,487
Effect of different tax rates of subsidiaries operating in other jurisdictions	在其它司法區經營的附屬公司因使用不同稅率的影響	**169**	23,819
Tax effect of non-deductible expenses	不可抵扣支出的稅項影響	**28,637**	21,832
Tax effect of non-taxable income	毋須應稅收入的稅項影響	**(45,028)**	(13,617)
Tax effect of current year's tax losses not recognised	未予確認的本年度稅務虧損	**37,816**	9,586
Tax effect of utilisation of tax losses and other deductible temporary difference not previously recognised	使用以前未予確認稅務虧損及其他可扣減暫時差異的稅項影響	**(26,099)**	(14,897)
Others	其他	**317**	2,233
Tax charge for the year	本年度稅項	**66,853**	110,443

11 Dividends

11 股息

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Interim dividend of HK$0.20 (2006: HK$0.20) per share paid	已派中期股息每股港幣0.20元(二零零六年:每股港幣0.20元)	**55,716**	55,716
Special dividend of HK$nil (2006: HK$0.18) per share paid	已派特別股息每股港幣無(二零零六年:每股港幣0.18元)	**-**	50,145
Final dividend of HK$0.30 (2006: HK$0.30) per share proposed	擬派末期股息每股港幣0.30元(二零零六年:每股港幣0.30元)	**83,575**	83,575
		139,291	189,436

A final dividend of HK$0.30 per share, totaling HK$83,575,000, has been proposed by the directors of the Company and is subject to approval by the shareholders in the forthcoming annual general meeting.

本公司董事會建議派發末期股息每股港幣0.30元,合共港幣83,575,000元,待即將召開之股東週年大會上獲股東批准。

12 Earnings Per Share

12 每股盈利

(a) Basic

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

(a) 基本

每股基本盈利乃根據本公司股權持有人應佔溢利除以本年度已發行普通股之加權平均數計算。

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	**317,869**	330,973
		Number of Shares '000 股份數目 千股	Number of Shares '000 股份數目 千股
Weighted average number of ordinary shares in issue	已發行普通股之加權平均數	**278,582**	278,582
Basic earnings per share (HK$)	每股基本盈利(港幣)	**1.14**	1.19

12 Earnings Per Share (continued)

(b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company's dilutive potential ordinary shares are derived from the convertible bonds. The convertible bonds are assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the interest expense less the tax effect. The number of shares calculated as below is compared with the number of shares that would have been issued assuming the exercise of the convertible bonds.

12 每股盈利(續)

(b) **攤薄**

每股攤薄盈利乃因假設全數轉換潛在攤薄普通股時已發行普通股之加權平均數所作調整計算。本公司之潛在攤薄普通股乃衍生自可換股債券。可換股債券乃假設將轉換成普通股，而純利則已予調整，以抵銷利息開支減税項之影響。按下表所計算之股份數目與假設可換股債券獲行使時之已發行股份數目相若。

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Profit attributable to equity holders of the Company	本公司股權持有人應佔溢利	**317,869**	330,973
Interest expense on convertible bonds	可換股債券之利息開支	**25,965**	-
Fair value gain on the derivative component of convertible bonds	可換股債券衍生工具部份之公允值增加	**(26,489)**	-
Profit used to determine diluted earnings per share	用作計算每股攤薄盈利之溢利	**317,345**	330,973
		Number of Shares '000 **股份數目** **千股**	Number of Shares '000 股份數目 千股
Weighted average number of ordinary shares in issue	已發行普通股之加權平均數	**278,582**	278,582
Adjustments for convertible bonds	經可換股債券調整	**26,656**	-
Weighted average number of ordinary shares for diluted earnings per share	用作計算每股攤薄盈利之普通股加權平均數	**305,238**	278,582
Diluted earnings per share (HK$)	每股攤薄盈利(港幣)	**1.04**	1.19

13 Profit Attributable to Shareholders of the Company

Profit attributable to shareholders of the Company is dealt with in the financial statements of the Company to the extent of HK$60,947,000 (2006: HK$82,753,000).

13 本公司股東應佔溢利

本公司股東應佔溢利中港幣60,947,000元(二零零六年：港幣82,753,000元)乃於本公司財務報表中處理。

14 Investment Properties

14 投資物業

		Total 總額 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	402,475
Exchange realignment	匯兑調整	2,235
Transfers	轉移	34,274
Increase in fair value	公允值增加	30,709
At 31st March 2006	於二零零六年三月三十一日	469,693
Exchange realignment	匯兑調整	9,034
Transfers	轉移	(8,445)
Increase in fair value	公允值增加	53,362
At 31st March 2007	於二零零七年三月三十一日	523,644

The Group's interests in investment properties at their carrying values are analysed as follows:

按帳面值計算，本集團之投資物業權益分析如下：

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
In Hong Kong	香港		
Leases between 10 to 50 years	年期十至五十年之租約	**333,779**	304,507
Outside Hong Kong	香港境外		
Leases between 10 to 50 years	年期十至五十年之租約	**60,328**	53,958
Freehold	永久業權	**129,537**	111,228
		523,644	469,693

14 Investment Properties (continued)

Notes:

(a) All the Group's investment properties were held for the purpose of earning rental income or for capital appreciation and are measured using the fair value model. The fair values of the Group's investment properties in Hong Kong, Mainland China and overseas as at 31st March 2007 have been arrived at on the basis of valuation carried out on that date by Knight Frank Petty Limited or DTZ Debenham Tie Leung Limited, who are independent qualified professional valuers and have appropriate qualifications and experience in the valuation of properties in the relevant locations. The valuation, which conforms to the Valuation Standards on Properties of the Hong Kong Institute of Surveyors, was arrived at by reference to market evidence of transaction prices of similar properties.

(b) Investment properties in Hong Kong with a carrying value of HK$18,667,000 (2006: HK$18,667,000) represent the Group's share of interest in jointly controlled assets.

(c) Charges were created on the investment properties with a total carrying value of HK$278,824,000 (2006: HK$242,141,000) for the purpose of securing banking facilities granted to the Group.

14 投資物業（續）

附註：

(a) 本集團所持有之投資物業均以收取租金收入或作資本增值用途，採用公允值模式入賬。本集團位於香港、中國內地及海外之投資物業於二零零七年三月三十一日之公允值乃分別由獨立合資格專業評估師萊坊測計師行有限公司或戴德梁行有限公司於當日進行之估值為基準，該等專業估值師擁有合適資格，並擁有於有關地區進行物業估值的經驗。該估值乃遵守香港測量師學會所頒佈的物業估值準則並已參照市場上相近物業的交易價。

(b) 位於香港之投資物業包括本集團應佔共同控制資產之權益，其帳面值為港幣18,667,000元（二零零六年：港幣18,667,000元）。

(c) 帳面總值為港幣278,824,000元（二零零六年：港幣242,141,000元）之投資物業已作抵押，作為授予本集團銀行信貸之擔保。

15 Property, Plant and Equipment

15. 物業、廠房及設備

		Cold storage warehouse 冷藏貨倉 HK$'000 港幣千元	Hotel properties 酒店物業 HK$'000 港幣千元	Other properties for own use 其他自用物業 HK$'000 港幣千元	Plant, machinery and equipment 廠房、機器及設備 HK$'000 港幣千元	Furniture, fixtures, other equipment, and motor vehicle 傢俬、裝置、其他設備及汽車 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost	**成本**						
At 1st April 2005	於二零零五年四月一日	61,000	180,568	382,889	199,673	225,378	1,049,508
Exchange realignment	匯兌調整	-	4,397	1,516	(5,875)	1,759	1,797
Acquisition of subsidiaries	收購附屬公司	-	-	-	6,295	20,250	26,545
Additions	添置	-	11,443	5,552	48,224	38,170	103,389
Disposals	出售	-	-	(8,155)	(46,325)	(26,884)	(81,364)
Reclassification/transfers	重新分類／轉移	-	(55,335)	(788)	(912)	912	(56,123)
At 31st March 2006	於二零零六年三月三十一日	61,000	141,073	381,014	201,080	259,585	1,043,752
Exchange realignment	匯兌調整	-	(276)	5,766	14,432	12,134	32,056
Additions	添置	-	-	2,066	93,986	61,050	157,102
Disposals	出售	-	(896)	-	(23,203)	(21,023)	(45,122)
Reclassification/transfers	重新分類／轉移	-	-	3,958	(2)	2	3,958
At 31st March 2007	於二零零七年三月三十一日	61,000	139,901	392,804	286,293	311,748	1,191,746
Accumulated deprecation and impairment	**累積折舊及減值**						
At 1st April 2005	於二零零五年四月一日	6,982	49,009	62,490	79,944	160,982	359,407
Exchange realignment	匯兌調整	-	894	1,404	(1,428)	1,808	2,678
Charge for the year	本年度折舊	2,205	3,339	10,709	35,486	32,706	84,445
Disposals	出售	-	-	(323)	(31,334)	(21,483)	(53,140)
Reclassification/transfers	重新分類／轉移	-	(27,015)	-	(779)	779	(27,015)
At 31st March 2006	於二零零六年三月三十一日	9,187	26,227	74,280	81,889	174,792	366,375
Exchange realignment	匯兌調整	-	1,435	620	6,178	3,265	11,498
Charge for the year	本年度折舊	2,205	2,910	8,692	36,761	36,008	86,576
Impairment loss	減值虧損	-	6,972	-	6,782	-	13,754
Disposals	出售	-	-	-	(561)	(14,392)	(14,953)
Reclassification/transfers	重新分類／轉移	-	-	(671)	(2)	2	(671)
At 31st March 2007	於二零零七年三月三十一日	11,392	37,544	82,921	131,047	199,675	462,579
Carrying value	**帳面值**						
At 31st March 2007	於二零零七年三月三十一日	49,608	102,357	309,883	155,246	112,073	729,167
At 31st March 2006	於二零零六年三月三十一日	51,813	114,846	306,734	119,191	84,793	677,377

15 Property, Plant and Equipment (continued) 15 物業、廠房及設備（續）

Notes: *附註：*

(a) The carrying value of properties comprises: (a) 物業之帳面值包括：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Freehold land and buildings thereon	永久業權及建於其上之樓宇	**142,811**	136,271
Buildings on leasehold land	租賃土地上之樓宇	**319,037**	337,122
		461,848	473,393

(b) Charges were created on the properties, plant and equipment with a total carrying value of HK$252,385,000 (2006: HK$217,726,000) for the purpose of securing banking facilities granted to the Group.

(b) 帳面總值為港幣252,385,000元（二零零六年：港幣217,726,000元）之物業、廠房及設備已作抵押，作為本集團銀行信貸之擔保。

16 Prepaid Lease Payments 16 預付租賃款項

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
The Group's prepaid lease payments comprise:	本集團之預付租賃包括：		
Leasehold land in Hong Kong:	於香港之租賃土地：		
Long-term lease	長期租約	**99,966**	101,464
Medium-term lease	中期租約	**326,881**	329,443
Leasehold land outside Hong Kong:	於香港以外地方之租賃土地：		
Long-term lease	長期租約	**16,671**	14,718
Medium-term lease	中期租約	**11,667**	16,023
Short-term lease	短期租約	**54**	60
		455,239	461,708

16 Prepaid Lease Payments (continued)

The movements in the Group's prepaid lease payments during the year are analysed as follows:

16 預付租賃款項(續)

本集團年內預付租賃付款變動之分析如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
At 1st April	於四月一日	**461,708**	476,520
Additions	添置	**699**	3,122
Disposal	出售	**–**	(3,358)
Amortisation	攤銷	**(11,743)**	(10,642)
Impairment loss	減值虧損	**(1,628)**	–
Transfers	轉移	**3,816**	(4,560)
Exchange realignment	匯兌調整	**2,387**	626
At 31st March	於三月三十一日	**455,239**	461,708

Charges were created on the prepaid lease payments with a total carrying value of HK$311,456,000 (2006: HK$311,634,000) for the purpose of securing banking facilities granted to the Group.

帳面總值為港幣311,456,000元(二零零六年：港幣311,634,000元)之預付租賃付款已作抵押，以作為授予本集團銀行信貸之擔保。

17 Goodwill

17 商譽

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
At 1st April	於四月一日	**212,540**	83,576
Acquisitions of subsidiaries	收購附屬公司	**–**	85,402
Price adjustment for subsidiary acquired in prior year	去年收購附屬公司之價格調整	**1,618**	–
Acquisition of additional interest in subsidiaries (note a)	收購附屬公司額外權益（附註a）	**1,172**	46,848
Impairment loss	減值虧損	**(5,000)**	(3,286)
At 31st March	於三月三十一日	**210,330**	212,540

Note:

(a) During the year ended 31st March 2007, the Group acquired additional interest of certain subsidaries of the Group, at a consideration of HK$10,248,000 (2006: HK$96,754,000). The Group's additional share of the identifiable net assets of these subsidiaries at the date of the acquisition amounted to HK$9,076,000 (2006: HK$58,383,000), resulting in goodwill of HK$1,172,000 (2006: HK$46,848,000) and discount on acquisition of subsidiaries of HK$8,477,000 for the year ended 31st March 2006.

(b) Details of impairment assessment of goodwill are disclosed in note 40.

附註:

(a) 截至二零零七年三月三十一日止年度，本集團增購本集團若干附屬公司之權益，代價為港幣10,248,000元（二零零六年：港幣96,754,000元）。在收購當日，本集團於該等附屬公司可辨別資產淨值之額外份額為港幣9,076,000元（二零零六年：港幣58,383,000元），導致於截至二零零七年三月三十一日止年度產生商譽港幣1,172,000元（二零零六年：港幣46,848,000元）及於截至二零零六年三月三十一日止年度產生收購附屬公司之折讓港幣8,477,000元。

(b) 商譽之減值評估乃於附註40內披露。

18 Other Intangible Assets 18 其他無形資產

		Development expenditure 開發費用 HK$'000 港幣千元	Roads and drainage and waterworks license 道路·渠務及水務工程牌照 HK$'000 港幣千元	Other patents and license rights 其他專利權及牌照 HK$'000 港幣千元	Trademark of branded coffee shops 品牌咖啡店之商標 HK$'000 港幣千元	Cold storage and public bonded warehouse licenses 凍房及公眾保稅倉牌照 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Cost	**成本**							
At 1st April 2005	於二零零五年四月一日	8,234	26,534	13,709	-	3,000	1,900	53,377
Acquisition of subsidiaries	收購附屬公司	-	-	-	108,000	-	-	108,000
Additions	添置	593	-	1,399	-	-	-	1,992
Disposals	出售	-	-	(3,277)	-	-	-	(3,277)
Exchange realignment	匯兌調整	(817)	-	(1,351)	-	-	-	(2,168)
At 31st March 2006	於二零零六年三月三十一日	8,010	26,534	10,480	108,000	3,000	1,900	157,924
Additions	添置	97	-	11,509	-	-	-	11,606
Disposals	出售	-	-	(2,812)	-	-	-	(2,812)
Transfers	轉移	-	-	-	-	-	2,169	2,169
Exchange realignment	匯兌調整	1,907	-	792	-	-	-	2,699
At 31st March 2007	於二零零七年三月三十一日	10,014	26,534	19,969	108,000	3,000	4,069	171,586
Accumulated amortisation and impairment	**累計攤銷及減值**							
At 1st April 2005	於二零零五年四月一日	1,804	-	2,607	-	937	1,187	6,535
Charge for the year	本年度支出	1,087	-	1,554	-	300	380	3,321
Disposals	出售	-	-	(3,277)	-	-	-	(3,277)
Exchange realignment	匯兌調整	(364)	-	(249)	-	-	-	(613)
At 31st March 2006	於二零零六年三月三十一日	2,527	-	635	-	1,237	1,567	5,966
Charge for the year	本年度支出	1,047	-	1,923	-	300	333	3,603
Impairment loss	減值虧損	-	2,157	-	-	-	-	2,157
Exchange realignment	匯兌調整	725	-	271	-	-	-	996
At 31st March 2007	於二零零七年三月三十一日	4,299	2,157	2,829	-	1,537	1,900	12,722
Carrying value	**賬面值**							
As at 31st March 2007	於二零零七年三月三十一日	5,715	24,377	17,140	108,000	1,463	2,169	158,864
As at 31st March 2006	於二零零六年三月三十一日	5,483	26,534	9,845	108,000	1,763	333	151,958

18 Other Intangible Assets (continued)

The above intangible assets (other than roads and drainage and waterworks license ("License") and trademark of branded coffee shops ("Trademark")) are amortised on a straight-line basis over the following estimated useful lives:

18 其他無形資產(續)

上述無形資產(不包括道路、渠務及水務工程牌照(「牌照」)及品牌咖啡店之商標(「商標」))乃以直線法就下列估計可使用年期進行攤銷。

Development expenditure 開發費用	10 years 十年
Other patents and licenses rights 其他專利權及牌照	16 years 十六年
Cold storage and public bonded warehouse licenses 凍房及公眾保稅倉牌照	10 years 十年
Others 其他	5 years 五年

The License and Trademark, were purchased as part of business combinations in prior years. The directors of the Company are of the opinion that the upkeep of the License and Trademark is at minimal cost and the Group would renew the License and Trademark continuously. Various studies including market trends have been performed by management of the Group, which support that there is no foreseeable limit to the period over which the License and Trademark are expected to generate net cash inflows for the Group.

牌照及商標分別於以往年度購入,屬業務合併之一部份。本公司董事認為,重續該等牌照及商標所費無幾,而本集團亦會將牌照及商標不斷重續。本集團管理層已進行市場趨勢等多項研究,該等研究支持牌照及商標在本集團預期能從道路、渠務及水務工程及品牌咖啡店產生淨現金流之時期,並無不可預知之限制。

The License and Trademark are considered by the management of the Group as having an indefinite useful life and will not be amortised until its useful life is determined to be finite upon reassessment of its useful life annually by the management. Instead they will be tested for impairment annually and whenever there is an indication that it may be impaired. Particulars of the impairment testing are disclosed in note 40.

本集團管理層認為牌照及商標具有無限可使用年期,故此不會被攤銷,直至在管理層就其可使用年期按年重新估計後,斷定其可使用年期有限為止。彼等將被每年及在出現可能減值跡象時進行減值測試。減值測試之詳情於附註40披露。

Charges were created on the other intangible assets with a total carrying value of HK$8,323,000 (2006: HK$6,589,000) for the purpose of securing banking facilities granted to the Group.

帳面總值為港幣8,323,000元(二零零六年:港幣6,589,000元)之其他無形資產已作抵押,作為授予本集團銀行信貸之擔保。

19 Interests in Subsidiaries

19 所佔附屬公司之權益

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Cost less impairment	成本扣除減值		
Shares listed in Hong Kong	香港之有牌價股份	**213,266**	203,018
Unlisted shares	無牌價股份	**1,264,725**	1,192,085
Amounts due from subsidiaries	附屬公司應收帳	**242,577**	279,872
Loan to a subsidiary	貸款予一間附屬公司	**101,252**	–
		1,821,820	1,674,975
Market value of shares listed in Hong Kong	香港之有牌價股份之市值	**325,513**	136,999
Amounts due from subsidiaries	附屬公司應收帳	**1,407,098**	1,364,936
Amounts due to subsidiaries	附屬公司應付帳	**886,370**	477,681

Particulars regarding the principal subsidiaries at 31st March 2007 are set out in note 48.

Amounts due from/to subsidiaries are unsecured, interest free, repayable on demand. Loan to a subsidiary is secured, bears interest at 4.67% per annum and not repayable before 31 March 2008. The amounts due from/to subsidiaries and loan to a subsidiary are denominated in Hong Kong dollars.

有關本集團於二零零七年三月三十一日各主要附屬公司之資料，已載於附註48。

附屬公司應付／收帳乃無抵押、免利息及按要求償還。貸款予一間附屬公司乃有抵押、年息率為4.67%及無須於二零零八年三月三十一日前償還。附屬公司應付／收帳及貸款予一間附屬公司乃以港幣列值。

20 Interests in Associates 20 所佔聯營公司之權益

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Share of net assets	所佔資產淨值	**88,894**	29,760
Goodwill	商譽	**48,190**	1,251
		137,084	31,011
Amounts due from associates (note b)	聯營公司應收帳(附註b)	**17,175**	38,050
Amounts due to associates (note b)	聯營公司應付帳(附註b)	**3,429**	2,423

The summarised financial information of the Group's associates is set out below:

本集團聯營公司之財務資料概要列載如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Total assets	總資產	**377,205**	308,696
Total liabilities	總負債	**(162,594)**	(258,691)
Minority interests	少數股東權益	**(4,296)**	(4,453)
		210,315	45,552
Revenue	收益	**350,527**	327,224
Profit for the year	本年度溢利	**17,734**	35
Group's share of net assets of associates	本集團所佔聯營公司資產淨值	**88,894**	29,760
Group's share of profit/(loss) of associates for the year	本集團所佔聯營公司年內溢利／(虧損)	**5,263**	(2,987)

20 Interests in Associates (continued)

Impairment assessment of goodwill:

Included in the cost of investment in associates is goodwill of HK$48,190,000 (2006: HK$1,251,000) arising on acquisition of associates. Goodwill is allocated to the associate's CGUs identified according to business segment. Its recoverable amount is determined based on its fair value less costs to sell. These calculations use post-tax cash flow projections based on financial budgets approved by management covering a one-year period. Cash flows beyond the one-year period are extrapolated using a growth rate of 20% up to the fifth year and with a terminal value related to the future earnings of the CGU beyond the fifth year, gross margin of 79% and a discount rate of 15%.

Management determined budgeted growth rate and gross margin based on past performance. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGU.

Notes:

(a) Particulars regarding the principal associates at 31st March 2007 are set out in note 49.

(b) Amounts due from/to associates are unsecured, interest free and repayment on demand, except for the following balances:

(i) Amount due from an associate of HK$6,884,160 in 2007 which bears interest at a rate of 6.2% per annum.

(ii) Amount due from an associate of HK$20,321,000 in 2006 which bore interest at a rate of HIBOR plus 1.5% per annum.

The carrying amounts of amounts due from/to associates approximate their respective fair values. Amounts due from/to associates are denominated in Renminbi except for a balance with an associate of HK$67,000 (2006: HK$17,897,000) which is denominated in Hong Kong dollars.

20 所佔聯營公司之權益(續)

商譽之減值評估：

於聯營公司之投資成本包括因收購聯營公司而產生之港幣48,190,000元(二零零六年：港幣1,251,000元)商譽。商譽乃按照業務分部列作聯營公司之已確認現金產生單位。其可收回金額乃根據其公允值減銷售成本釐定。該等計算使用根據管理層之一年期財務預算訂定之除税後現金流量預測。一年期以外現金流量於首五年乃以增長率20%推算，於五年後則以現金產生單位之未來盈利能力相關最終值推算，並計及毛利率79%及貼現率15%。

管理層根據過往業績估計預算增長率及毛利率。所採用之貼現率乃除税前之貼現率，並反映有關現金產生單位之特定風險。

附註：

(a) 有關本集團於二零零七年三月三十一日各主要聯營公司之資料，已載於附註49。

(b) 聯營公司應收／付帳乃無抵押、免利息及按要求償還，惟以下結餘者除外：

(i) 一間聯營公司於二零零七年應收帳港幣6,884,160元乃附帶年息率6.2厘；

(ii) 一間聯營公司於二零零六年應收帳港幣20,321,000元乃附帶年息率香港銀行同業拆息加1.5厘。

聯營公司應收／付帳之帳面值與其相關公允值相約。聯營公司應收／付帳乃以人民幣列值，惟一間聯營公司之港幣67,000元(二零零六年：港幣17,897,000元)結餘者除外。

21 Interests in Jointly Controlled Entities 21 所佔共同控制企業之權益

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Share of net assets	所佔資產淨值	**239,298**	231,103
Goodwill	商譽	**213**	213
		239,511	231,316
Amounts due from jointly controlled entities (note b)	共同控制企業應收帳（附註b）	**259,559**	184,510

The summarised financial information of the jointly controlled entities related to the Group's interest is set out below:

與本集團權益有關之共同控制企業之財務資料概要列載如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Current assets	流動資產	**378,719**	172,104
Non-current assets	非流動資產	**115,870**	197,837
Current liabilities	流動負債	**(172,521)**	(105,046)
Non-current liabilities	非流動負債	**(82,770)**	(33,792)
		239,298	231,103
Revenue	收益	**57,387**	49,569
(Loss)/profit for the year	本年度（虧損）／溢利	**(3,159)**	12,874

Notes

(a) Particulars regarding the principal jointly controlled entities at 31st March 2007 are set out in note 50.

(b) Amounts due from/to jointly controlled entities are unsecured, interest free and repayment on demand, except for amounts due from jointly controlled entities of HK$110,555,000 (2006: Nil) which bear interest at rates ranging from 110% to 115% of prevailing market rates quoted by The People's Bank of China and the average effective interest rate of the balances as at 31st March 2007 was 6.2% per annum. The carrying amounts of amounts due from/to jointly controlled entities approximate their respective fair values and are denominated in Renminbi.

附註

(a) 有關本集團於二零零七年三月三十一日各主要共同控制企業之資料，已載於附註50。

(b) 共同控制企業應收／付帳乃無抵押、免利息及按要求償還，惟共同控制企業應付帳港幣110,555,000元（二零零六年：零）除外，該款項附帶按中國人民銀行所報現行市場利率110%至115%計算之利息於二零零七年三月三十一日之結存日平均實際年利率為6.2%。共同控制企業應付／收帳之帳面值與其相關公允值相若，並以人民幣列值。

22 Available-for-sale Investments

Available-for-sale investments as at 31st March comprise:

22 可出售的投資

於三月三十一日之可出售的投資包括：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Unlisted investments, at fair value:	無牌價投資，按公允值：				
– debentures	一 債券	**–**	2,459	**–**	–
– equity securities	一 股本證券	**18,428**	27,703	**18,394**	27,703
– private funds (note a)	一 私人基金(附註a)	**162,373**	81,578	**86,825**	38,760
		180,801	111,740	**105,219**	66,463
Unlisted equity securities, at cost less impairment (note b)	無牌價股本證券，按成本扣除減值(附註b)	**1,497**	2,270	**–**	–
		182,298	114,010	**105,219**	66,463

Notes:

(a) The fair value of the private funds is determined based on the quoted market prices of the underlying listed investments and fair value of the unlisted investments, determined based on the financial models (such as discounted cash flow model), held by the funds.

(b) They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimate is so significant that the directors are of the opinion that their fair value cannot be measured reliably.

附註：

(a) 私人基金之公允值乃參考基金所持有之有牌價投資之市場報價及其無牌價投資則按財務模式如現金流量貼現模式所得的公允值而釐定。

(b) 由於合理公允值估計之幅度太大，董事認為其公允值未能可靠計量，故彼等乃於各結算日按成本扣除減值計量。

23 Inventories 23 存貨

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Raw materials	原材料	**69,414**	52,466
Inventories held for resale	待售存貨	**210,023**	190,172
Consumable stores	耗用物料	**24,948**	19,446
		304,385	262,084

The cost of inventories recognised as an expense and included in cost of sales amounted to HK$1,186,449,000 (2006: HK$1,098,000,000).

確認為費用並列入銷售成本之存貨成本為港幣1,186,449,000元(二零零六年：港幣1,098,000,000元)。

Charges were created on the inventories with a total carrying value of HK$94,596,000 (2006: HK$81,831,000) for the purpose of securing banking facilities granted to the Group.

帳面總值為港幣94,596,000元(二零零六年：港幣81,831,000元)之存貨已作抵押，作為授予本集團銀行信貸之擔保。

24 Properties for Sale 24 待售物業

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Leasehold land in Hong Kong	於香港之租賃土地	**34,849**	35,575
Leasehold land outside Hong Kong	於香港以外之租賃土地	**63,681**	64,725
Development cost capitalised	資本化開發成本	**362,629**	405,206
		461,159	505,506

Properties for sale include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$19,936,000 (2006: HK$20,182,000).

待售物業包括本集團應佔共同控制資產，其帳面總值為港幣19,936,000元(二零零六年：港幣20,182,000元)。

Properties for sale of HK$221,113,000 (2006: HK$267,000,000) are carried at net realisable value.

待售物業包括港幣221,113,000元(二零零六年：港幣267,000,000元)之物業乃以其可變現淨值計算。

24 Properties for Sale (continued)

The cost of properties sold and included in cost of sales amounted to HK$43,002,000 (2006: HK$152,667,000).

Charges were created on the properties for sale with a total carrying value of HK$109,105,000 (2006: HK$146,000,000) for the purpose of securing banking facilities granted to the Group.

24 待售物業(續)

已銷售並列入銷售成本的待售物業成本為港幣43,002,000元(二零零六年:港幣152,667,000元)。

帳面總值為港幣109,105,000元(二零零六年:港幣146,000,000元)之待售物業已作抵押,以取得授予本集團之銀行融資。

25 Debtors, Deposits and Prepayments

25 應收帳款、存出按金及預付款項

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Trade debtors	應收帳款	**633,973**	586,024	**–**	–
Less: allowance of doubtful debts	減:呆帳撥備	**(27,704)**	(48,014)	**–**	–
		606,269	538,010	**–**	–
Other debtors, deposits and prepayments	其他應收帳款、存出按金及預付款項	**431,579**	418,276	**6,683**	6,241
Retention receivables	應收保留帳款	**133,076**	122,879	**–**	–
		1,170,924	1,079,165	**6,683**	6,241

Included in debtors, deposits and prepayments are the Group's share of receivable of HK$136,000 (2006: HK$18,000) in relation to jointly controlled assets.

Charges were created on the debtors, deposits and prepayments with a total carrying value of HK$36,932,000(2006: HK$26,588,000) for the purpose of securing banking facilities granted to the Group.

應收帳款、存出按金及預付款項包括本集團所佔共同控制資產內之應收帳款港幣136,000元(二零零六年:港幣18,000元)。

帳面總值港幣36,932,000元(二零零六年:港幣26,588,000元)之應收帳款、存出按金及預付款項已作抵押,作為授予本集團銀行信貸之擔保。

25 Debtors, Deposits and Prepayments (continued)

25 應收帳款、存出按金及預付款項（續）

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The ageing analysis of the Group's trade debtors is as follows:

本集團對各項核心業務客戶已確立指定信貸政策。給予貿易客戶之平均信貸期為60天。應收帳款之帳齡分析如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
0 – 60 days	0－60天	**515,630**	436,092
61 – 90 days	61－90天	**18,763**	33,989
Over 90 days	逾90天	**71,876**	67,929
		606,269	538,010

The carrying amounts of the Group's trade debtors are denominated in the following currencies:

本集團應收帳款之帳面值乃以下列貨幣為單位：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
HK dollar	港幣	**303,854**	364,131
Euro	歐羅	**90,494**	17,037
Macau pataca	澳門幣	**60,382**	21,802
Australian dollar	澳元	**51,888**	22,575
US dollar	美元	**20,138**	20,043
Renminbi	人民幣	**10,804**	7,581
Other currencies	其他貨幣	**68,709**	84,841
		606,269	538,010

The carrying amounts of the Group's debtors, deposits and prepayments at 31st March 2007 approximate their fair values.

於二零零七年三月三十一日，本集團之應收帳款、存出按金及預付款項之帳面值與其相應公允值相若。

26 Amounts due from/to Customers for Contract Work

26 就合約工程應向客戶收取／支付之款項

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Contracts in progress at the balance sheet date:	於結算日之施工中合約：		
Contract costs incurred	已產生之合約成本	**3,836,857**	4,053,703
Recognised net profits/(losses)	已確認淨利潤／(虧損)	**40,753**	(56,384)
		3,877,610	3,997,319
Less: Progress billings	減：進度款項	**(3,741,874)**	(3,768,510)
		135,736	228,809
Analysed for reporting purposes as:	就申報用途分析為：		
Amounts due from customers included in current assets	已包括於流動資產內之應向客戶收取之款項	**343,849**	365,761
Amounts due to customers included in current liabilities	已包括於流動負債內之應向客戶支付之款項	**(208,113)**	(136,952)
		135,736	228,809

Advances received from customers for contract work amounted to HK$87,071,000 (2006: HK$4,126,000) and were included in creditors.

就合約工程收取客戶預付款為港幣87,071,000元(二零零六年：港幣4,126,000元)並包括於應付帳款內。

27 Investments at Fair Value through Profit or Loss

27 於損益帳按公允值處理的投資

Investments at fair value through profit or loss as at 31st March comprise:

於三月三十一日，於損益帳按公允值處理的投資包括：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Listed investments:	有牌價投資：				
– debt securities	－債務證券	**67,817**	102,169	**7,067**	6,681
– equity securities listed in Hong Kong	－香港之有牌價股本證券	**122,017**	60,017	**85,816**	45,125
– equity securities listed overseas	－其他地方之有牌價股本證券	**276,334**	311,638	**71,699**	96,967
		466,168	473,824	**164,582**	148,773
Unlisted investments:	無牌價投資：				
– debt securities	－債務證券	**176,959**	281,132	**52,276**	180,346
– equity linked notes	－股份聯繫票據	**164,058**	229,445	**145,048**	150,983
– mutual funds	－互惠基金	**94,392**	97,537	**82,357**	74,250
– money market funds	－貨幣市場基金	**14,729**	41,977	**14,729**	41,978
– structured deposits	－結構式存款	**387,647**	325,903	**114,497**	64,878
		837,785	975,994	**408,907**	512,435
Total	總計	**1,303,953**	1,449,818	**573,489**	661,208
Analysed for reporting purposes as:	作申報用途之分析：				
Non-current assets	非流動資產	**303,195**	325,903	**30,045**	64,877
Current assets	流動資產	**1,000,758**	1,123,915	**543,444**	596,331
		1,303,953	1,449,818	**573,489**	661,208

27 Investments at Fair Value through Profit or Loss (continued)

27 於損益帳按公允值處理的投資（續）

The fair values of the listed investments are determined based on the quoted market bid prices available on the relevant exchanges and the unlisted investments are determined from financial models and by reference to quoted prices from relevant financial institutions.

有牌價投資之公允值乃根據來自有關交易所之市場買入報價而釐定，而無牌價投資之公允值乃按財務模式釐定，並已參考來自有關金融機構之報價。

The carrying amounts of investments at fair value through profit or loss are denominated in the following currencies:

於損益帳按公允值處理的投資之帳面值乃以下列貨幣為單位：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
US dollar	美元	**937,522**	1,127,993	**421,170**	542,523
HK dollar	港幣	**130,222**	69,948	**95,421**	45,124
Euro	歐羅	**40,800**	50,524	**23,512**	37,969
Other currencies	其他貨幣	**195,409**	201,353	**33,386**	35,592
		1,303,953	1,449,818	**573,489**	661,208

Charges were created on the investments at fair value through profit or loss with a total carrying value of HK$1,688,000 (2006: HK$108,640,000) for the purpose of securing banking facilities granted to the Group.

帳面總值港幣1,688,000元（二零零六年：港幣108,640,000元）於損益帳按公允值處理的投資已作抵押，作為授予本集團之銀行信貸之擔保。

28 Derivative Financial Instruments

28 衍生財務工具

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Financial assets/(liabilities) in respect of derivative financial instruments	有關衍生財務工具之財務資產／(負債)				
– Interest rate swaps (note a)	一利率掉期(附註a)	**3,000**	(8,527)	**3,000**	(8,527)
– Foreign currency forward contracts (note b)	一遠期外匯合約(附註b)	**2,356**	(30)	**366**	(63)
– Derivative note (note c)	一衍生工具票據(附註c)	**34,847**	36,430	**34,847**	36,430
		40,203	27,873	**38,213**	27,840
Analysed for reporting purposes as:	作申報用途之分析：				
Current assets	流動資產	**42,831**	38,303	**40,780**	38,270
Current liabilities	流動負債	**(2,628)**	(10,430)	**(2,567)**	(10,430)
		40,203	27,873	**38,213**	27,840

(a) Interest rate swap contracts with a total notional amount of HK$610,025,000 (2006: HK$671,600,000) were entered to swap floating interest rate borrowings to fixed interest rate borrowings. These contracts will mature within the period from 12th June 2008 to 15th June 2018.

(b) Foreign currency forward contracts with a total notional amount up to HK$222,746,000 (2006: HK$250,099,000) were entered to swap various currencies to other cross currencies. These contracts will mature within the period from 2nd April 2007 to 29th January 2008.

(c) The Group entered into various note contracts in relation to underlying stock index, commodities and listed securities. These contracts will mature within the period from 2nd May 2007 to 1st June 2016.

(a) 簽訂總名義款額港幣610,025,000元(二零零六年：港幣671,600,000元)之利率掉期合約以將浮動利率借貸與固定利率借貸掉期。此等合同將於二零零八年六月十二日至二零一八年六月十五日到期不等。

(b) 簽訂總名義款額港幣222,746,000元(二零零六年：港幣250,099,000元)之遠期外匯合約以使不同貨幣及其他交叉貨幣作掉期。此等合約將於二零零七年四月二日至二零零八年一月二十九日到期。

(c) 本集團曾簽訂不同有關股票指數、期貨及有牌價證券之票據合約。此等合同將於二零零七年五月二日至二零一六年六月一日到期不等。

28 Derivative Financial Instruments (continued)

The derivatives are measured at fair value at each balance sheet date. Their fair values are determined based on the quoted market prices from equivalent instruments or quoted prices from counterparties. The carrying amounts of derivatives are denominated in the following currencies:

28 衍生財務工具(續)

上述衍生工具按各結算日之公允值計量。彼等之公允值乃根據同類工具之市場報價或對方報價而計算。衍生工具之帳面值乃以下列貨幣為單位：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
HK dollar	港幣	**958**	(3,109)	**958**	(3,109)
US dollar	美元	**39,245**	30,982	**37,255**	30,949
		40,203	27,873	**38,213**	27,840

29 Bank Balances and Cash

Bank balances and cash comprise cash held, short-term bank deposits with an original maturity of three months or less and cash placed with financial institutions. The carrying amounts of these assets approximate their fair value.

The carrying amounts of bank balances and cash are denominated in the following currencies:

29 銀行結存及現金

銀行結餘及現金包括本集團所持現金、原到期期限為三個月或以內之短期銀行存款及存入財務機構戶口之現金。此等資產之帳面值與其公允值相若。

銀行結存及現金之帳面值乃以下列貨幣為單位：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
HK dollar	港幣	**239,044**	190,116	**96,487**	26,802
Renminbi	人民幣	**147,547**	191,292	**–**	–
US dollar	美元	**145,989**	109,197	**23,399**	26,185
Singapore dollar	新加坡元	**93,373**	68,180	**–**	4
Other currencies	其他貨幣	**97,045**	76,627	**1,412**	5,192
		722,998	635,412	**121,298**	58,183

29 Bank Balances and Cash (continued)

As at 31 March 2007, bank balances of HK$23,505,000 (2006: HK$13,956,000) were pledged to a bank for the purpose of securing bank facilities granted for the Group.

The average effective interest rate on short-term bank deposits was 2.8% (2006: 3.5%); these desposits have an average maturity of 26 days.

29 銀行結存及現金(續)

於二零零七年三月三十一日，港幣23,505,000元(二零零六年：港幣13,956,000元)之銀行結存已作抵押，作為授予本集團銀行信貸之擔保。

短期銀行存款之平均實際利率為2.8%(二零零六年：3.5%)；該等存款之平均到期日為26天。

30 Creditors, Bills Payable, Deposits and Accruals

30 應付帳款、應付票據、存入按金及預提費用

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Trade creditors and bills payable	應付帳款及應付票據	**412,607**	368,267	–	–
Consideration payable for the acquisition of certain interest in a jointly controlled entity	收購一間共同控制企業若干權益之應付代價	**51,475**	48,927	–	–
Accruals for contract cost	合約成本之預提費用	**136,356**	254,000	–	–
Retention payable	應付保留帳款	**99,305**	95,993	–	–
Other creditors, deposits and accruals	其他應付帳款、存入按金及應付費用	**478,403**	473,685	**9,019**	46,967
		1,178,146	1,240,872	**9,019**	46,967

Included in creditors, bills payable, deposits and accruals are the Group's share of liabilities of HK$129,000 (2006: HK$109,000) in relation to jointly controlled assets.

應付帳款、應付票據、存入按金及預提費用包括本集團所佔有關於共同控制資產之債務承擔為港幣129,000元(二零零六年：港幣109,000元)。

30 Creditors, Bills Payable, Deposits and Accruals (continued)

30 應付帳款、應付票據、存入按金及預提費用(續)

The following is an ageing analysis of trade creditors and bills payable at the balance sheet date:

於結算日，應付帳款及應付票據之帳齡分析如下：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
0 - 60 days	0 －60天	**373,697**	281,300	**-**	-
61 - 90 days	61 －90天	**6,834**	7,834	**-**	-
Over 90 days	逾90天	**32,076**	79,133	**-**	-
		412,607	368,267	**-**	-

The carrying amounts of the Group's trade creditors and bills payable are denominated in the following currencies:

本集團應付帳款及應付票據之帳面值乃以下列貨幣為單位：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
HK dollar	港幣	**208,805**	244,389
Euro	歐羅	**80,376**	24,600
US dollar	美元	**49,307**	24,202
Other currencies	其他貨幣	**74,119**	75,076
		412,607	368,267

The carrying amounts of the Group's trade creditors, bills payable and other creditors at 31st March 2007 approximate their fair values.

於二零零七年三月三十一日，本集團之應付帳款、應付票據及其他應付款項之帳面值與其相應公允值相若。

31 Outstanding Insurance Claims

Insurance claims of the following business classes are not usually settled within one year:

Employee compensation
Motor vehicle third party liability
Public liability

The claims development, net of reinsurance, of the above business claims are disclosed as follows:

31 未決保險索償

下列業務類別之保險索償不一定在一年內結清：

僱員賠償
汽車第三者責任
公眾責任

上述業務索償之賠償發展(扣除再保險)如下披露：

Underwriting year	受保年度	2001 二零零一年 HK$'000 港幣千元	2002 二零零二年 HK$'000 港幣千元	2003 二零零三年 HK$'000 港幣千元	2004 二零零四年 HK$'000 港幣千元	2005 二零零五年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	Total 總計 HK$'000 港幣千元
Estimate of cumulative claims	估計累積索償								
At end of underwriting year	受保年度終結時	15,674	107,969	176,206	205,644	153,969	79,145	**59,265**	
One year later	一年後	11,750	71,99[illegible]	87,774	101,030	126,163	80,440	**-**	
Two years later	兩年後	16,948	86,188	134,081	124,812	121,046	-	**-**	
Three years later	三年後	17,639	100,932	133,376	116,848	-	-	**-**	
Four years later	四年後	17,251	98,418	136,421	-	-	-	**-**	
Five years later	五年後	17,303	99,566	-	-	-	-	**-**	
Six years later	六年後	17,440	-	-	-	-	-	**-**	
Cumulative claims	累積索償	17,440	99,566	136,421	116,848	121,046	80,440	**59,265**	631,026
Cumulative payments	累積已付款項	17,065	93,752	117,264	83,876	49,729	14,013	**1,010**	376,709
Claims outstanding	未決保險索償	375	5,814	19,157	32,972	71,317	66,427	**58,255**	254,317

The balance of HK$1,020,000 represents outstanding insurance claim of other insurance classes.

港幣1,020,000元之餘額為其他保險險種之未決保險索償。

32 Bank Borrowings

32 銀行貸款

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Bank loans	銀行貸款	**1,668,929**	1,994,069	**1,032,000**	1,544,640
Bank overdrafts	銀行透支	**2,412**	1,162	**–**	–
		1,671,341	1,995,231	**1,032,000**	1,544,640
The borrowings are repayable as follows:	借貸之償還期如下：				
Within one year	一年內	**815,066**	595,822	**475,000**	338,640
More than 1 year but not exceeding 2 years	一年以上但不超過兩年	**164,992**	559,641	**75,000**	489,000
More than 2 years but not exceeding 5 years	兩年以上但不超過五年	**564,895**	839,768	**482,000**	717,000
More than 5 years	超過五年	**126,388**	–	**–**	–
		1,671,341	1,995,231	**1,032,000**	1,544,640
Less: Amount due within one year shown under current liabilities	減：於一年內到期並包括在流動負債內之貸款	**(815,066)**	(595,822)	**(475,000)**	(338,640)
		856,275	1,399,409	**557,000**	1,206,000
Secured	有抵押	**418,406**	398,734	**–**	108,640
Unsecured	無抵押	**1,252,935**	1,596,497	**1,032,000**	1,436,000
		1,671,341	1,995,231	**1,032,000**	1,544,640

32 Bank Borrowings (continued)

The carrying amounts of the bank borrowings approximate their fair values. The bank borrowings are denominated in the following currencies:

32 銀行貸款(續)

銀行貸款之帳面值與彼等之公允值相若。銀行貸款乃以下列貨幣為單位：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
HK dollar	港幣	**1,412,837**	1,770,255	**1,032,000**	1,436,000
Euro	歐羅	**137,478**	29,462	**–**	–
Australian dollar	澳元	**59,676**	41,600	**–**	–
Canadian dollar	加拿大元	**52,391**	33,046	**–**	–
US dollar	美元	**8,959**	120,868	**–**	108,640
		1,671,341	1,995,231	**1,032,000**	1,544,640

The bank borrowings carried floating interest rate and the effective interest rates of the bank borrowings at the balance sheet date were as follows:

銀行貸款以浮動利率計息，於結算日銀行貸款之實際利率如下：

		The Group 本集團		The Company 本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
HK dollar	港幣	**4.7%**	4.7%	**4.6%**	4.6%
Euro	歐羅	**5.2%**	3.1%	**–**	–
Australian dollar	澳元	**7.9%**	6.8%	**–**	–
Canadian dollar	加拿大元	**5.0%**	4.1%	**–**	–
US dollar	美元	**7.6%**	5.5%	**–**	5.4%

The exposure of the bank borrowings to interest-rate changes and the contractual repricing dates are below 6 months.

銀行貸款之利率變動及下次定價日期為六個月以下。

Bank borrowings of HK$372,040,000 (2006: HK$397,780,000) are secured by charges on the assets of the Group as disclosed in notes 14, 15, 16, 18, 23, 24, 25, 27 and 29.

銀行貸款港幣372,040,000元(二零零六年：港幣397,780,000元)乃以本集團資產為抵押，於附註14、15、16、18、23、24、25、27及29內披露。

33 Other Loans

33 其他貸款

		The Group 本集團	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
The other loans are repayable as follows:	其他貸款之償還期如下：		
Within one year	一年內	**256**	226
More than 1 year but not exceeding 2 years	一年以上但不超過兩年	**268**	234
More than 2 years but not exceeding 5 years	兩年以上但不超過五年	**865**	605
More than 5 years	超過五年	**312**	554
		1,701	1,619
Less: Amount due within one year shown under current liabilities	減：於一年內到期並包括在流動負債內之貸款	**(256)**	(226)
		1,445	1,393

The loans are unsecured, interest free and repayable by 6 annual installments, the last of which falls due in 2013. The carrying amounts of the other loans approximate their fair values. The loans are demoniated in Swedish Kroners.

其他貸款為無抵押貸款，免利息及分六期每年償還。最後之還款期為二零一三年。其他貸款之帳面值與彼等之公允值相若。其他貸款以瑞典克朗為單位。

34 Share Capital

34 股本

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Authorised:	法定股本：		
540,000,000 ordinary shares of HK$1.25 each	540,000,000股普通股每股面值港幣1.25元	**675,000**	675,000
Issued and fully paid:	已發行及繳足股本：		
278,582,090 ordinary shares of HK$1.25 each	278,582,090股普通股每股面值港幣1.25元	**348,228**	348,228

35 Reserves

35 儲備

The Group

本集團

		Share premium 股本溢價 HK$'000 港幣千元	Capital reserve 資本儲備 HK$'000 港幣千元 (note a) (附註a)	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Property revaluation reserve 物業重估儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Exchange fluctuation reserve 外匯兌換浮動儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	417,860	327,875	7,526	–	(79)	22,547	1,425,079	2,200,808
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的業務所產生之匯兌差額	–	–	–	–	–	15,364	–	15,364
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	–	–	–	–	928	–	–	928
Total income recognised directly in equity	直接於權益確認之總收入	–	–	–	–	928	15,364	–	16,292
Profit for the year	本年度之溢利	–	–	–	–	–	–	330,973	330,973
Total recognised income and expenses for the year	年內已確認收入及開支	–	–	–	–	928	15,364	330,973	347,265
Dividends paid	已派股息	–	–	–	–	–	–	(175,507)	(175,507)
At 31st March 2006	於二零零六年三月三十一日	417,860	327,875	7,526	–	849	37,911	1,580,545	2,372,566
Exchange difference on translation of operations of overseas subsidiaries, associates and jointly controlled entities	換算海外附屬公司、聯營公司及共同控制企業的業務所產生之匯兌差額	–	–	–	–	–	68,633	–	68,633
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	–	–	–	–	4,768	–	–	4,768
Dilution of interest in a subsidiary (note b)	攤薄一間附屬公司權益(附註b)	–	4,727	–	–	–	–	–	4,727
Share of property revaluation of an associate	分佔一間聯營公司之物業重估	–	–	–	15,821	–	–	–	15,821
Total income recognised directly in equity	直接於權益確認之總收入	–	4,727	–	15,821	4,768	68,633	–	93,949
Profit for the year	本年度之溢利	–	–	–	–	–	–	317,869	317,869
Total recognised income and expenses for the year	年內已確認收入及開支	–	4,727	–	15,821	4,768	68,633	317,869	411,818
Dividends paid	已派股息	–	–	–	–	–	–	(139,291)	(139,291)
At 31st March 2007	於二零零七年三月三十一日	417,860	332,602	7,526	15,821	5,617	106,544	1,759,123	2,645,093

35 Reserves (continued) 35 儲備（續）

The Company 本公司

		Share premium 股本溢價 HK$'000 港幣千元	Contributed surplus (note c) 繳入盈餘 (附註c) HK$'000 港幣千元	Capital redemption reserve 資本贖回儲備 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Retained profits 保留溢利 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	417,860	95,413	7,526	589	1,009,513	1,530,901
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	–	–	–	(518)	–	(518)
Total expenses recognised directly in equity	直接於權益確認之總開支	–	–	–	(518)	–	(518)
Profit for the year	本年度之溢利	–	–	–	–	82,753	82,753
Total recognised income and expenses for the year	年內已確認收入及開支	–	–	–	(518)	82,753	82,235
Dividends paid	已派股息	–	–	–	–	(175,507)	(175,507)
At 31st March 2006	於二零零六年三月三十一日	417,860	95,413	7,526	71	916,759	1,437,629
Change in fair value of available-for-sale investments	可出售的投資之公允值變動	–	–	–	3,784	–	3,784
Total income recognised directly in equity	直接於權益確認之總收入	–	–	–	3,784	–	3,784
Profit for the year	本年度之溢利	–	–	–	–	60,947	60,947
Total recognised income for the year	年內已確認收入	–	–	–	3,784	60,947	64,731
Dividends paid	已派股息	–	–	–	–	(139,291)	(139,291)
At 31st March 2007	於二零零七年三月三十一日	417,860	95,413	7,526	3,855	838,415	1,363,069

As at 31st March 2007, the Company's reserves available for distribution to equity holders amounted to HK$933,828,000 (2006: HK$1,012,172,000).

於二零零七年三月三十一日，本公司可供分派予權益持有人之儲備為港幣933,828,000元（二零零六年：港幣1,012,172,000元）。

35 Reserves (continued)

Note:

(a) The balance arose mainly from various Group reorganisations in the past comprising redomicile of the Company, spin-offs and privatisation of certain Group entities.

(b) On 19th September 2006, Chevalier Pacific Holdings Limited issued 18,800,000 new shares to an independent third party with net cash proceeds of HK$44,646,000. Immediately after the transaction, the Group's interest in the subsidiary decreased from 60.8% to 54.8%. The resulting gain on deemed disposal of interest in the subsidiary of HK$4,727,000 was accounted for in equity directly.

(c) Contributed surplus represents the difference between the value of net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for their acquisition. Under the Company Act of 1981 of Bermuda, the contributed surplus of the Company is available for distribution to shareholders.

35 儲備(續)

附註：

(a) 結餘主要來自過去多項集團重組事項，包括本公司遷冊、某集團公司之分拆及私有化。

(b) 二零零六年九月十九日，其士泛亞控股有限公司發行18,800,000股新股份予獨立第三者，所得現金淨額為港幣44,646,000元。緊隨交易後，本集團於該附屬公司之權益由60.8%降至54.8%。視為出售該附屬公司的權益所產生之盈利港幣4,727,000元乃直接於權益中累計。

(c) 繳入盈餘乃代表所收購附屬公司之資產淨值與收購時所發行本公司股份之面值之差額。根據百慕達一九八一年公司(修訂)法例，繳入盈餘乃可供分派股東之儲備。

36 Other Payable

Other payable represents subscription payable on an available-for-sale investment.

36 其他應付款

其他應付款乃可出售的投資之應付認購費。

		The Group and Company 本集團及本公司	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Subscription payable:	應付認購費：	**7,760**	23,280
Less: Imputed interest	減：推算利息	**(681)**	(2,028)
Subscription payable at fair value	按公允值列帳之應付認購費	**7,079**	21,252
Carrying amounts repayable:	帳面值之償還期：		
– Within one year	一一年內	**–**	7,412
– More than 1 year, but not exceeding 2 years	一一年以上但不超過兩年	**7,079**	7,079
– More than 2 years but less than 3 years	一兩年以上但不超過三年	**–**	6,761
		7,079	21,252
Less: Amount due within one year shown under current liabilities	減：於一年內到期並包括在流動負債內之應付認購費	**–**	(7,412)
		7,079	13,840

The subscription payable is interest-free and repayable in February 2009. At inception, the fair value of the subscription payable balance was determined by adopting a discount rate of 4.7%. As at 31st March 2007, the carrying value of the subscription payable approximates its fair value. The subscription payable is denominated in Hong Kong dollar.

應付認購費乃免息及須於二零零九年二月償還。開始時，應付認購費之公允值結餘乃以貼現率4.7%計算。於二零零七年三月三十一日，應付認購費之帳面值與其公允值相若。應付認購費以港幣為單位。

37 Deferred Taxation

37 遞延税項

The followings are the major deferred tax liabilities/(assets) recognised and movements thereon during the current and prior reporting years:

下文所載乃本呈報年度及過往呈報年度確認之主要遞延税項負債／(資產)及其於本年度及以前年度之變動：

		Accelerated tax depreciation 加速税項減值 HK$'000 港幣千元	Revaluation of properties 重估物業 HK$'000 港幣千元	Trademark 商標 HK$'000 港幣千元	Allowance for doubtful debts 呆壞帳撥備 HK$'000 港幣千元	Tax losses 税項虧損 HK$'000 港幣千元	Others 其他 HK$'000 港幣千元	Total 總值 HK$'000 港幣千元
At 1st April 2005	於二零零五年四月一日	56,379	42,191	-	(3,310)	(44,361)	27,682	78,581
Reclassification	重新分類	-	3,154	-	(3,154)	-	-	-
Exchange differences	匯兑調整	38	(50)	-	(2)	(131)	285	140
Acquisition of subsidiaries	收購附屬公司	835	-	18,900	-	(211)	-	19,524
Charge/(credit) to income statement for the year	在本年度收益表列支(計入)	1,165	5,338	-	2,098	214	(14,704)	(5,889)
At 31st March 2006	於二零零六年三月三十一日	58,417	50,633	18,900	(4,368)	(44,489)	13,263	92,356
Exchange differences	匯兑調整	530	-	-	(202)	(877)	126	(423)
Charge/(credit) to income statement for the year	在本年度收益表列支(計入)	7,119	5,222	-	1,307	(174)	(664)	12,810
At 31st March 2007	於二零零七年三月三十一日	66,066	55,855	18,900	(3,263)	(45,540)	12,725	104,743

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

為配合資產負債表之編列方式，部份遞延税項資產及負債經已作抵銷。按財務報告編列，遞延税項餘額分析如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Deferred tax liabilities	遞延税項負債	**113,487**	102,750
Deferred tax assets	遞延税項資產	**(8,744)**	(10,394)
		104,743	92,356

37 Deferred Taxation(continued)

At the balance sheet date, the Group had unused tax losses of HK$1,486 million (2006: HK$1,405 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$260 million (2006: HK$254 million) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,226 million (2006: HK$1,151 million) due to the unpredictability of future profit streams. Included in tax losses are losses of HK$66 million (2006: HK$56 million) of subsidiaries in Mainland China that will gradually expire until 2009; tax losses of HK$14 million(2006: HK$3 million) of other overseas subsidiaries will also expire from 2007 to 2018. Other tax losses may be carried forward indefinitely.

At the balance sheet date, the Group had unrecognised deductible temporary differences of HK$21 million (2006: HK$35 million). A deferred tax asset has not been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

37 遞延稅項(續)

於結算日，本集團未動用之稅項虧損為港幣1,486,000,000元（二零零六年：港幣1,405,000,000元），可用作抵銷將來之溢利。其中港幣260,000,000元(二零零六年：港幣254,000,000元)之稅項虧損已確認為遞延稅項資產。因未來溢利難以預測，故並無就餘下之稅項虧損港幣1,226,000,000元(二零零六年：港幣1,151,000,000元)，確認為遞延稅項資產。稅項虧損包括中國內地附屬公司使用期至二零零九年之虧損計港幣66,000,000元(二零零六年：港幣56,000,000元)及其他海外附屬公司使用期由二零零七年至二零一八年之稅項虧損計港幣14,000,000元(二零零六年：港幣3,000,000元)。其他稅項虧損將可無限期使用。

於結算日，本集團之未確認可扣減暫時差異為港幣21,000,000元(二零零六年：港幣35,000,000元)。本集團預計在未來並沒有足夠之應納稅利潤以用作抵銷有關之可扣減暫時差異，故並未確認相關之款額為遞延稅項資產。

38 Convertible Bonds

On 26th July 2006, the Company issued 2.125% convertible bonds with an aggregate amount of HK$450 million (the "Convertible Bonds"). Each bondholders has the option to convert the Convertible Bonds into shares of the Company of HK$1.25 each at a conversion price of HK$11.20, which is adjusted to HK$10.84 and HK$10.56 as a result of the approval for the payment of the final dividend of an amount of HK$0.3 per share for the year ended 31st March 2006 and interim dividend of an amount of HK$0.2 per share for the period ended 30th September 2006 respectively. The adjustment became effective from 25th August 2006 and 5th January 2007 respectively. Conversion price will be further adjusted upon approval of dividend in future.

38 可換股債券

於二零零六年七月二十六日，本公司發行本金總額港幣450,000,000元2.125%可換股債券(「可換股債券」)。各債券持有人有權將可換股債券按每股港幣11.20元之換股價轉為本公司之每股面值港幣1.25元之股份。由於批准派付截至二零零六年三月三十一日止年度之末期股息每股0.3港元及截至二零零六年九月三十日止期間之中期股息每股0.2港元，換股價因而分別調整為每股港幣10.84元及港幣10.56元。此等調整分別於二零零六年八月二十五日及二零零七年一月五日生效。換股價隨着未來股息批准而調整。

38 Convertible Bonds(continued)

Unless converted or purchased or redeemed, each Convertible Bond shall be redeemed by the Company at 121.30% of its principal amount together with accrued interest on 28th July 2011 (the maturity date of the Convertible Bonds).

On 28th July 2009 (the "Put Option Date"), the holders of the Convertible Bonds will have the right at such holders' option, to require the Company to redeem all or some of the Convertible Bonds of such holders on the Put Option Date at 113.1% of their principal amount together with accrued interest up to but excluding the redemption date.

The proceeds from the issuance of the Convertible Bonds have to be split into liability and derivative components. On issuance of the Convertible Bonds, the fair value of the derivative component is determined using an option price model; and this amount is carried as a liability until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the liability component and is carried as a liability on the amortised cost basis until extinguished on conversion or redemption. The derivative component is measured at fair value on the issuance date and any subsequent changes in fair value of the derivative component as at the balance sheet date are recognised in the income statement.

38 可換股債券(續)

除非已轉換或購買或贖回，否則本公司於二零一一年七月二十八日(可換股債券到期日)按本金額之121.30%連同應計至贖回日期之利息贖回可換股債券。

於二零零九年七月二十八日(「認沽權日」)，各可換股債券之持有人將有權選擇要求本公司於認沽權日按本金額之113.1%連同應計至贖回日期(但不包括該日)之利息贖回其全部或部分可換股債券。

發行該可換股債券取得的款項被分為負債和衍生工具部分。衍生工具部分的公允值由期權定價模型確定；此金額被確認為負債直至被轉換或被贖回。發行的剩餘款項被分配為負債部分並以負債逐期攤銷成本，直至被轉換或被贖回。衍生工具部分以發行日之公允值計量，其後於資產負債表日之任何衍生工具部分之公允值變動形成的利潤和虧損在收益表中確認。

38 Convertible Bonds(continued)

The convertible bonds recognised in the balance sheet as at 31st March 2007 are calculated as follows:

38 可換股債券(續)

於二零零七年三月三十一日之資產負債表確認之可換股債券計算如下：

		The Group 本集團 HK$'000 港幣千元	The Company 本公司 HK$'000 港幣千元
Nominal value of convertible bonds issued	已發行可換股債券之面值	450,000	450,000
Transaction cost related to liability component	負債部份之交易成本	(14,136)	(14,136)
Derivative component at the issuance date	於發行日期之衍生工具部份	(56,489)	(56,489)
Liability component at the issuance date	於發行日期之負債部份	379,375	379,375
Accrued interest on convertible bonds	可換股債券之應計利息	25,965	25,965
Payment of interest expenses	支付利息支出	(6,614)	(6,614)
Repurchase	購回	(44,303)	-
Liability component as at 31st March 2007	於二零零七年三月三十一日之負債部份	354,423	398,726
Derivative component at the issuance date	於發行日期之衍生工具部份	56,489	56,489
Fair value adjustment	公允值調整	(26,489)	(26,489)
Repurchase	購回	(3,333)	-
Derivative component as at 31st March 2007	於二零零七年三月三十一日之衍生工具部份	26,667	30,000

The effective interest rate for the liability component of the convertible bonds is 9.8% per annum.

可換股債券負債部份之實際利率為年利率9.8厘。

39 Business and Geographical Segments

Business segments

For management purposes, the Group is organised on a worldwide basis into five divisions. These divisions are the basis on which the Group reports its primary segment information. Principal activities of the segments are as follows:

Construction and engineering: Construction and engineering work for lift and escalator, civil, building construction, electrical & mechanical, environmental and pipe rehabilition contracts.

Insurance and investment: General insurance business except aircraft, aircraft liabilities and credit insurance, and investment.

Property: Property investment, development and management, cold storage and hotel operations.

Computer and information technology: Sales and servicing of IT equipment and business machines.

Food and beverage and others: Food and beverage trading and retailing and trading and servicing of motor vehicles.

Segment information about these businesses is presented below.

39 業務及地區性分類

業務分類

就管理而言，本集團按全球基準分為五個營運部門，並以此部門分類作為本集團呈報其主要分類資料的基準。該等部門之主要業務如下：

建築及機械工程：承辦升降機及自動電梯、土木、樓宇建築、電力及電機、環境及管道翻新工程。

保險及投資：一般保險業務，(不包括飛機、飛機責任及信用保險)及投資。

物業：物業投資、發展及管理與冷藏貨倉及酒店業務。

電腦及資訊科技：資訊科技設備及商用機器之銷售及服務。

餐飲及其他：食品及飲料貿易零售與汽車貿易及服務。

此等業務之分類資料如下：

39 Business and Geographical Segments (continued)

39 業務及地區性分類(續)

Revenue and results

Year ended 31st March 2007

收益及業績

截至二零零七年三月三十一日止年度

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Computer and information technology 電腦及資訊科技 HK$'000 港幣千元	Food and beverage and others 餐飲及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
REVENUE	收益						
Total segment revenue	收益總額	3,003,573	149,140	352,672	491,654	753,581	4,750,620
Inter-segment revenue	分類之間收益	(284)	(19,756)	(47,531)	(12,976)	(4,836)	(85,383)
External revenue	對外收益	3,003,289	129,384	305,141	478,678	748,745	4,665,237
RESULTS	業績						
Segment results	分類之業績	186,131	150,238	135,476	10,942	43,384	526,171
Unallocated corporate expenses	未分配之支出						(12,132)
Interest income	利息收入						14,263
Share of results of associates	所佔聯營公司業績	2,557	-	(70)	-	2,776	5,263
Share of results of jointly controlled entities	所佔共同控制企業業績	2,674	-	(5,833)	-	-	(3,159)
Finance costs	財務費用						(122,356)
Profit before taxation	除稅前溢利						408,050
Income tax expenses	所得稅支出						(66,853)
Profit for the year	本年度溢利						341,197

Inter-segment revenue are charged at prices determined by management with reference to market prices.

各業務分類間的交易價格由管理層依據市場價格釐定。

39 Business and Geographical Segments (continued) 39 業務及地區性分類(續)

Assets and liabilities 資產及負債
As at 31st March 2007 於二零零七年三月三十一日

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Computer and information technology 電腦及資訊科技 HK$'000 港幣千元	Food and beverage and others 餐飲及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
ASSETS	資產						
Segment assets	分類資產	1,970,217	1,788,237	2,357,990	171,479	553,357	6,841,280
Interests in associates	所佔聯營公司之權益	9,294	-	164	-	127,626	137,084
Interests in jointly controlled entities	所佔共同控制企業之權益	15,083	-	224,428	-	-	239,511
Unallocated corporate assets	未分配公司資產						73,337
Consolidated total assets	綜合總資產						7,291,212
LIABILITIES	負債						
Segment liabilities	分類負債	1,062,840	345,692	136,784	105,969	79,120	1,730,405
Unallocated corporate liabilities	未分配公司負債						2,245,290
Consolidated total liabilities	綜合總負債						3,975,695

Other information 其他資料
Year ended 31st March 2007 截至二零零七年三月三十一日止年度

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Computer and information technology 電腦及資訊科技 HK$'000 港幣千元	Food and beverage and others 餐飲及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
Capital expenditure	資本開支	117,354	373	3,892	975	46,813	169,407
Depreciation and amortisation	折舊及攤銷	57,931	161	19,614	1,800	22,416	101,922
Net (gain)/loss on disposal of property, plant and equipment, and prepaid lease payments	出售物業、廠房及設備與預付租賃付款之(收益)/虧損淨額	(7,726)	125	45	(8)	158	(7,406)
Impairment loss on property, plant and equipment	物業、廠房及設備之減值虧損	6,782	-	6,972	-	-	13,754
Impairment loss on prepaid lease payments	預付租賃付款之減值虧損	-	-	1,628	-	-	1,628
Impairment loss on intangible assets and goodwill	無形資產及商譽之減值虧損	7,157	-	-	-	-	7,157
Impairment loss on available-for-sale investments	可出售的投資之減值虧損	-	1,473	-	-	-	1,473

39 Business and Geographical Segments (continued)

39 業務及地區性分類(續)

Revenue and results

Year ended 31st March 2006

收益及業績

截至二零零六年三月三十一日止年度

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Computer and information technology 電腦及資訊科技 HK$'000 港幣千元	Food and beverage and others 餐飲及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
REVENUE	收益						
Total segment revenue	收益總額	2,523,946	131,285	570,035	545,412	639,804	4,410,482
Inter-segment revenue	分類之間收益	(267)	(13,434)	(46,917)	(10,102)	(4,328)	(75,048)
External revenue	對外收益	2,523,679	117,851	523,118	535,310	635,476	4,335,434
RESULTS	業績						
Segment results	分類之業績	181,916	96,748	203,641	18,352	40,082	540,739
Unallocated corporate expenses	未分配之支出						(13,525)
Interest income	利息收入						18,316
Share of results of associates	所佔聯營公司業績	2,724	-	(2)	-	(5,709)	(2,987)
Share of results of jointly controlled entities	所佔共同控制企業業績	3,772	-	9,102	-	-	12,874
Finance costs	財務費用						(79,887)
Profit before taxation	除稅前溢利						475,530
Income tax expenses	所得稅支出						(110,443)
Profit for the year	本年度溢利						365,087

Inter-segment revenue are charged at prices determined by management with reference to market prices.

各業務分類間的交易價格由管理層依據市場價格釐定。

39 Business and Geographical Segments (continued) 39 業務及地區性分類(續)

Assets and liabilities **資產及負債**

As at 31st March 2006 於二零零六年三月三十一日

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Computer and information technology 電腦及資訊科技 HK$'000 港幣千元	Food and beverage and others 餐飲及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
ASSETS	資產						
Segment assets	分類資產	1,795,855	1,779,404	2,370,050	183,557	505,612	6,634,478
Interests in associates	所佔聯營公司之權益	9,542	–	652	–	20,817	31,011
Interests in jointly controlled entities	所佔共同控制企業之權益	12,367	–	218,949	–	–	231,316
Unallocated corporate assets	未分配公司資產						38,915
Consolidated total assets	綜合總資產						6,935,720
LIABILITIES	負債						
Segment liabilities	分類負債	1,075,793	427,975	149,943	74,937	43,013	1,771,661
Unallocated corporate liabilities	未分配公司負債						2,176,368
Consolidated total liabilities	綜合總負債						3,948,029

Other information **其他資料**

Year ended 31st March 2006 截至二零零六年三月三十一日止年度

		Construction and engineering 建築及機械工程 HK$'000 港幣千元	Insurance and investment 保險及投資 HK$'000 港幣千元	Property 物業 HK$'000 港幣千元	Computer and information technology 電腦及資訊科技 HK$'000 港幣千元	Food and beverage and others 餐飲及其他 HK$'000 港幣千元	Consolidated 綜合 HK$'000 港幣千元
Capital expenditure	資本開支	71,020	5	18,450	18,256	27,317	135,048
Depreciation and amortisation	折舊及攤銷	47,813	90	35,932	1,548	13,025	98,408
Net (gain)/loss on disposal of property, plant and equipment, and prepaid lease payments	出售物業、廠房及設備與預付租賃付款之(收益)/虧損淨額	400	2	1,394	(6,344)	20	(4,528)
Impairment loss on intangible assets	無形資產之減值虧損	3,286	–	–	–	–	3,286
Impairment loss on available-for-sale investments	可出售的投資之減值虧損	–	2,466	–	–	–	2,466

39 Business and Geographical Segments (continued)

39 業務及地區性分類(續)

Geographical segments

The Group's operations in construction and engineering are located in Hong Kong, Macau, Mainland China, Singapore, Europe and Australia. Insurance and investment business is conducted in Hong Kong. Property operations are mainly carried out in Hong Kong, Mainland China, Canada and USA. Computer and information technology operations are mainly carried out in Hong Kong, Mainland China and Thailand. Food and beverages business are carried out in Hong Kong, Singapore and Mainland China. Motor vehicles trading and other trading are carried out in Canada and USA, respectively.

地區分類

本集團建築及機械工程均在香港、澳門、中國內地、新加坡、歐洲及澳洲運作。保險及投資在香港運作。物業業務主要在香港、中國內地、加拿大及美國運作。電腦及資訊科技業務主要在香港、中國內地及泰國運作。餐飲業務主要在香港、新加坡及中國內地運作。銷售汽車及其他貿易業務分別在加拿大及美國運作。

Revenue by geographical market
按地區市場劃分之收益

		2007 二零零七年		2006 二零零六年	
		HK$'000 港幣千元	**%**	HK$'000 港幣千元	%
Hong Kong	香港	**2,717,761**	**58**	2,548,339	59
Europe	歐洲	**465,607**	**10**	367,336	8
Macau	澳門	**424,475**	**9**	186,195	4
Canada	加拿大	**411,363**	**9**	357,380	8
Australia	澳洲	**173,302**	**4**	111,656	3
Singapore	新加坡	**155,346**	**3**	157,991	4
Mainland China	中國內地	**132,801**	**3**	419,363	10
USA	美國	**106,872**	**2**	102,866	2
Thailand	泰國	**72,764**	**2**	65,826	2
Others	其他	**4,946**	**–**	18,482	–
		4,665,237	**100**	4,335,434	100

39 Business and Geographical Segments (continued)

39 業務及地區性分類(續)

Geographical segments (Continued)

The following is an analysis of the carrying amounts of segment assets and capital expenditure analysed by geographical area in which the assets are located:

地區分類(續)

以下為按資產所在地區劃分之分類資產帳面值及資本開支分析：

		Carrying amounts of segment assets 分類資產帳面值		Capital expenditure 資本開支	
		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元	**2007 二零零七年 HK$'000 港幣千元**	2006 二零零六年 HK$'000 港幣千元
Hong Kong	香港	**3,576,789**	3,888,336	**69,778**	59,662
Europe	歐洲	**575,336**	498,671	**49,923**	33,334
Macau	澳門	**131,892**	39,343	**1,249**	1,188
Canada	加拿大	**282,244**	249,485	**1,136**	13,349
Australia	澳洲	**288,727**	182,448	**26,275**	12,400
Singapore	新加坡	**306,038**	298,940	**3,639**	2,577
Mainland China	中國內地	**1,084,441**	963,673	**17,170**	11,294
USA	美國	**209,068**	229,356	**37**	52
Thailand	泰國	**52,973**	52,739	**67**	910
Others	其他	**333,772**	231,487	**133**	282
		6,841,280	6,634,478	**169,407**	135,048

40 Impairment Testing of Goodwill and Intangible Assets with Indefinite Lives

As explained in note 39, the Group uses business segments as its primary segment for reporting segment information. For the purpose of impairment testing, goodwill acquired in a business combination and the License and Trademark are with indefinite useful lives, and are allocated, at acquisition, to the CGUs that are expected to benefit from such intangible assets. The respective carrying amounts had been allocated as follows:

40 商譽及無限可用年期無形資產之減值測試

如附註39所述，本集團以業務分類作為呈報其分類資料之主要分類。為進行減值測試，於業務合併時收購之商譽，具無限可用年期之牌照及商標乃於收購時分配至預期將從該無形資產中受惠之現金產生單位。於確認減值虧損前，商譽各自之帳面值已獲分配如下：

		Goodwill 商譽 HK$'000 港幣千元	License 牌照 HK$'000 港幣千元	Trademark 商標 HK$'000 港幣千元
Construction and engineering:	建築及機械工程：			
– Pipe technologies, roads drainage and water work	–管道技術、道路排污及水利工程	57,323	24,377	–
– Lifts and escalators	–升降機及自動電梯	3,259	–	–
Property	物業			
– Logistics and warehousing	–物流及貨倉儲存	64,566	–	–
Others	其他			
– Food and beverage	–餐飲	85,182	–	108,000
		210,330	24,377	108,000

The Group tests goodwill and intangible assets with indefinite lives annually for impairment, or more frequently if there are indications that they might be impaired.

本集團每年均會測試商譽及具無限可用年期之無形資產是否有所減值，而當有減值跡象時，會更頻密進行測試。

40 Impairment Testing of Goodwill and Intangible Assets with Indefinite Lives (continued)

The recoverable amounts of CGUs in food and beverage operation are determined from fair value less cost to sell approach while recoverable amounts of CGUs for remaining operations are determined from value-in-use calculations approach. The key assumptions for both approaches are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs. Management estimates discount rates using post-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Determining whether goodwill is impaired requires an estimation of the value-in-use or fair value less cost to sell, whichever is appropriate, of the CGUs to which goodwill and intangible assets with indefinite lives has been allocated. Both approaches require the entity to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

For impairment assessment adopting value-in-use calculations approach, the Group principally prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years and extrapolates cash flows for the following five years based on estimated growth rates ranging from 2% to 10%. The rates used to discount the forecast cash flows range from 9% to 12%. For impairment assessment adopting fair value less cost to sell approach, the recoverable amount of a CGU is determined based on its fair value less costs to sell. These calculations use post-tax cash flow projections based on financial budgets approved by management covering a one-year period. Cash flows beyond the one-year period are extrapolated using a growth rate of 20% per annum up to the fifth year and with a terminal value related to the future earnings potential of the CGU beyond the fifth year, gross margin of 74% and a discount rate of 15%. Management determined budgeted growth rate and gross margin based on past performance. The discount rates used are post-tax and reflect specific risks relating to the relevant CGU.

40 商譽及無限可用年期無形資產之減值測試(續)

餐飲業務之現金產生單位的可收回金額乃按公允值減銷售成本計算法釐定,至於其他現金產生單位的可收回金額乃按使用中價值計算法釐定。該兩個計算法的主要假設為有關年度的貼現率與增長率的假設及售價與直接成本的預期變動。管理層利用反映金錢時間值及現金產生單位特有風險的目前市場估值的税後利率估計貼現率。而售價及直接成本的變化則根據市場過往慣例及對未來轉變的預測而定。

釐定商譽有否減值需估計獲分配商譽及具無限可用年期無形資產之現金產生單位之使用中價值或公允值減銷售成本(視情況而定)。在使用該兩個計算法時,該企業需估計該現金產生單位產生之未來現金流量,並以適當之貼現率計算其現值。

採用使用中價值計算法估計減值時,本集團編製之現金流量預測,乃取材自經管理層審批涵蓋五年期間之最近期財政預算,根據估計2%至10%之增長率而推斷該單位於未來五年之現金流量。用以貼現預測現金流量之比率乃為9%至12%不等。採用公允值減銷售成本計算法估計減值時,現金產生單位之可收回金額乃按公允值減銷售成本釐定。該等計算法採用除税後現金流量預測,乃以經管理層審批之一年期財政預算為基準。一年後之現金流量乃根據截至第五年之每年增長率20%及有關該現金產生單位之五年後未來盈利潛力之最終價值、毛利率74%及貼現率15%推算。管理層按過去表現釐定預算增長率及毛利率。所用貼現率乃除税後比率,並已反映相關現金產生單位之具體風險。

41 Emoluments of Directors and Senior Management

41 董事及高級行政人員之酬金

Directors' emoluments

董事酬金

Emoluments paid and payable to the directors of the Company are as follows:

支付及應付予本公司董事之酬金如下：

		2007 二零零七年			
		Directors' fee 董事袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Retirement benefits scheme contribution 退休金之供款 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Executive Director	**執行董事**				
Chow Yei Ching	周亦卿	–	8,672	–	8,672
Kuok Hoi Sang	郭海生	–	4,500	338	4,838
Tam Kwok Wing	譚國榮	–	2,100	158	2,258
Chow Vee Tsung, Oscar	周維正	–	1,500	75	1,575
Fung Pak Kwan	馮伯坤	–	3,330	227	3,557
Kan Ka Hon	簡嘉翰	–	2,230	126	2,356
Ho Chung Leung	何宗樑	–	1,800	99	1,899
Independent Non-Executive Director	**獨立非執行董事**				
Chow Ming Kuen, Joseph	周明權	400	–	–	400
Li Kwok Heem, John	李國謙	150	–	–	150
Sun Kai Dah, George	孫開達	150	–	–	150
		700	24,132	1,023	25,855

41 Emoluments of Directors and Senior Management (continued)

41 董事及高級行政人員之酬金（續）

Directors' emoluments (Continued)

董事酬金（續）

		2006 二零零六年			
		Directors' fee 董事袍金 HK$'000 港幣千元	Salaries and other benefits 薪金及其他福利 HK$'000 港幣千元	Retirement benefits scheme contribution 退休金之供款 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
Executive Director	**執行董事**				
Chow Yei Ching	周亦卿	–	8,819	–	8,819
Kuok Hoi Sang	郭海生	–	4,050	270	4,320
Fung Pak Kwan	馮伯坤	–	3,035	179	3,214
Tam Kwok Wing	譚國榮	–	1,680	126	1,806
Kan Ka Hon	簡嘉翰	–	2,020	126	2,146
Chow Vee Tsung, Oscar	周維正	–	1,500	75	1,575
Ho Chung Leung	何宗樑	–	1,600	99	1,699
Independent Non-Executive Director	**獨立非執行董事**				
Wong Wang Fat, Andrew	黃宏發	150	–	–	150
Chow Ming Kuen, Joseph	周明權	150	–	–	150
Li Kwok Heem, John	李國謙	150	–	–	150
Sun Kai Dah, George	孫開達	–	–	–	–
		450	22,704	875	24,029

41 Emoluments of Directors and Senior Management (continued)

41 董事及高級行政人員之酬金(續)

Employees' emoluments

僱員薪酬

The five highest paid individuals include three (2006: three) directors and the total emoluments paid to the remaining two highest paid individuals for both years are as follows:

最高五名人士之酬金，包括三名董事(二零零六年：三名)。於過往兩年支付予其餘兩名最高酬金人士之總酬金為：

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Salaries, allowances and benefits in kind	薪金、津貼及其他福利	**4,122**	3,142
Performance-based bonus	按表現發放之花紅	**1,592**	1,265
Contributions to retirement schemes	退休金之供款	**180**	97
		5,894	4,504

The emoluments of these two highest paid individuals fall within the following bands:

該兩名最高酬金之人士可按金額劃分為下列組別：

		2007 **二零零七年**	2006 二零零六年
HK$2,000,001-HK$2,500,000	港幣2,000,001元－港幣2,500,000元	**–**	2
HK$2,500,001-HK$3,000,000	港幣2,500,001元－港幣3,000,000元	**1**	–
HK$3,000,001-HK$3,500,000	港幣3,000,001元－港幣3,500,000元	**1**	–
		2	2

The above remuneration paid to directors also represents the amount of short-term employee benefits of HK$24,832,000 (2006: HK$23,154,000) and post employment benefits of HK$1,023,000 (2006: HK$875,000) paid to the Group's key management during the year ended 31st March 2007. There were no other long-term benefits, termination benefits and share-based payment paid to the Group's key management during the year (2006: Nil).

上述向董事支付之酬金，亦包括於截至二零零七年三月三十一日止年度向本集團主要管理層支付短期僱員福利港幣24,832,000元(二零零六年：港幣23,154,000元)及退休福利港幣1,023,000元(二零零六年：港幣875,000元)。本年內概無向本集團主要管理層支付其他長期福利、解僱福利及以股份為基準之款項(二零零六年：無)。

42 Contingent Liabilities

42 或然負債

At the balance sheet date, the Group had contingent liabilities in respect of guarantees issued for:

於結算日，本集團就所作出之擔保之或然負債包括：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Banking facilities granted to jointly controlled entities	授予共同控制企業之銀行信貸	**95,950**	–
Banking facilities granted to associates	授予聯營公司之銀行信貸	**43,520**	110,468
		139,470	110,468

At the balance sheet date, the Company had contingent liabilities in respect of guarantees issued for:

於結算日，本公司就所作出之擔保之或然負債包括：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Banking facilities including performance bonds granted to	銀行信貸，包括授予下列人士之履約保證		
Subsidiaries	附屬公司	**665,811**	431,230
Jointly controlled entities	共同控制企業	**95,950**	–
Associates	聯營公司	**43,520**	110,468
		805,281	541,698
Performance bonds and demand bonds of subsidiaries under certain contracts	附屬公司按某些合約訂立之履約保證及索償保證	**170,492**	95,235
		975,773	636,933

43 Capital Commitment

43 資本承擔

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Capital expenditure contracted for but not provided for in the financial statements in respect of	就下列項目已訂合約但未在財務報表內計提之資本承擔		
– acquisition of jointly controlled entities	一收購共同控制企業	–	15,674
– acquisition of property, plant and equipment	一購入物業、廠房及設備	**5,952**	8,642
		5,952	24,316
Capital expenditure authorised but not contracted for and not provided for in the financial statements in respect of acquisition of property, plant and equipment	財務報告內已批准但未簽約及未計提之購入物業、廠房及設備之資本承擔	**664**	–
		6,616	24,316

The Group's share of the capital commitment of its jointly controlled entities is as follows:

本集團所佔其共同控制企業之資本承擔如下：

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Contracted for but not provided for	已簽約但未撥備	**146,813**	51,306
Authorised but not contracted for	已批准但未簽約	**252,004**	451,290
		398,817	502,596

In addition, at 31st March 2007, the Group has committed to acquire the remaining 51% of the issued share capital of its associate, Sinochina Enterprises Limited ("SEL") from Sinochina Pacific Limited, an independent third party. After that acquisition, SEL will become wholly-owned subsidiary of the Group. The consideration is based on the forthcoming performance of SEL and its subsidiaries and associates for the year ended 31st December 2008. The aggregate consideration including the purchase price paid for the 49% issued share capital of SEL shall not exceed HK$200 million.

此外，於二零零七年三月三十一日，本集團承諾向獨立第三方Sinochina Pacific Limited收購本集團聯營公司Sinochina Enterprises Limited(「SEL」)其餘51%已發行股本。收購事項後，SEL將成為本集團之全資附屬公司。代價乃以SEL及其附屬公司與聯營公司於截至二零零八年十二月三十一日止年度之未來表現為基準。總代價(包括就SEL 49%已發行股本之已付買入價)不得超過港幣200,000,000元。

44 Operating Leases 44 營業性租賃

The Group as lessee

The Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

本集團作為承租人

本集團就樓宇租賃根據不可撤銷之營業性租賃而須於未來支付之最低租賃金額，租約屆滿期如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Within one year	一年內	**79,140**	56,378
In the second to fifth year inclusive	二至五年內	**88,443**	76,995
Over five years	超逾五年	**6,941**	8,581
		174,524	141,954

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payable (contingent rents), if any, which are to be determined generally by applying pre-determined percentages to future sales less the basic rentals of the respective leases, as it is not possible to determine in advance the amount of such additional rentals.

由於不可能預先斷定額外租賃款項，上述租賃承擔僅包括基本租金，不包括應付額外租金(或然租金)(如有)之承擔，一般乃以未來銷售額減有關租賃之基本租金後按預先設定百分比釐定。

The Group as lessor

At the balance sheet date, investment properties and completed properties for sale with a carrying value of approximately HK$480 million (2006: HK$285 million) and HK$ 251 million (2006: HK$199 million) respectively were rented out under operating leases. All of the properties were leased out for periods ranging from one year to five years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

本集團作為出租人

於結算日，以營業性租賃租出之投資物業及已建成待售物業之帳面值分別約為港幣480,000,000元(二零零六年：港幣285,000,000元)及港幣251,000,000元(二零零六年：港幣199,000,000元)。該類物業之出租年期為一至五年。本集團根據不可撤銷之營業性租約在未來應收的最低租賃應收金額如下：

		2007 二零零七年 HK$'000 港幣千元	2006 二零零六年 HK$'000 港幣千元
Within one year	一年內	**34,100**	27,378
In the second to fifth year inclusive	二至五年內	**15,124**	19,809
		49,224	47,187

45 Share Option Schemes

(a) Share option scheme of the Company

The Company's share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September 2012.

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent Non-executive Directors. Where any grant of options to a substantial shareholder or an independent Non-executive Director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant must be approved in advance by the Company's shareholders.

45 購股權計劃

(a) 本公司之購股權計劃

本公司現採納之購股權計劃(「本計劃」)乃根據二零零二年九月二十日通過之決議案獲股東接納,主要目的為給予參與者機會以適宜購入本公司之權益,並鼓勵參與者朝著提高本公司及其股份價值的方向努力,從而令本公司及其股東均能受惠。本計劃將於二零一二年九月十九日屆滿。

根據本計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准本計劃日期之10%(「計劃授權限額」),或於股東批准更新計劃授權限額日期就該10%限額作出更新後之限額。因已根據本計劃或其他計劃授出但尚未行使之購股權獲全數行使而發行之最多股份總數,不得超過本公司不時已發行之股份30%。未經本公司股東之事先批准,於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權,會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值超越港幣5,000,000元,該授出須獲本公司之股東事先批准。

45 Share Option Schemes (continued)

(a) Share option scheme of the Company (Continued)

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per grant. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the board of directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the Directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options have been granted under the Scheme.

(b) Share option scheme of Chevalier Pacific Holdings Limited ("CPHL")

The share option scheme of a subsidiary of the Company, CPHL ("CPHL Scheme") was adopted on 20th September 2002 and its terms are similar to the Company's Scheme. No options have been granted under the CPHL Scheme.

46 Retirement Benefits

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December 2000 are required to join the MPF Scheme.

45 購股權計劃(續)

(a) 本公司之購股權計劃(續)

獲授人須於授出日期起計三十日內就每手授出購股權支付港幣1元以接納獲授予之購股權。購股權可根據本計劃條款於本計劃之有效期限內任何時間行使，董事會將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個業務日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

並無購股權根據本計劃授出。

(b) 其士泛亞控股有限公司(「其士泛亞」)之購股權計劃

本公司之附屬公司其士泛亞於二零零二年九月二十日採納購股權計劃(「其士泛亞計劃」)，其條款與本公司之本計劃相似。並無購股權根據其士泛亞計劃授出。

46 退休福利

本集團為香港及海外僱員設立多個退休福利計劃。在香港，本集團參與屬界定供款之(一)按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及(二)於二零零零年十二月一日強積金計劃實行時開始生效之強制性公積金計劃(簡稱「強積金計劃」)。計劃中的資產與本集團之資產分開持有，並由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權，選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職本集團之僱員，則需參與強積金計劃。

46 Retirement Benefits (continued)

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$1,000 per month to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and customs.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. At 31st March 2007, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$87,000 (2006: HK$110,000). The amount of forfeited contributions utilised in this manner during the year was HK$634,000 (2006: HK$1,133,000). At 31st March 2007, contributions of HK$2,015,000 (2006: HK$1,987,000) due in respect of the reporting period were paid over to the ORSO Scheme in April 2007.

46 退休福利(續)

在強積金計劃中，僱主的供款額是按僱員每月有關入息的5%計算，每月上限為港幣1,000元。在公積金計劃中，僱員及僱主的供款額則按僱員年資，以僱員基本工資的5%至7.5%計算。

為海外僱員設立的退休福利計劃於不同國家各有不同並是依據當地的法規而作出安排。

公積金計劃成員於離職時因年資關係不獲歸屬之僱主結餘部份，可作為集團扣減僱主供款之用。於二零零七年三月三十一日，因成員離職而不獲歸屬之僱主結餘部份，未扣減數目為港幣87,000元(二零零六年：港幣110,000元)。於本年度以此形式動用之扣減數目為港幣634,000元(二零零六年：港幣1,133,000元)。截至二零零七年三月三十一日，記錄期間之應付未付二零零七年四月的公積金供款為港幣2,015,000元(二零零六年：港幣1,987,000元)。

47 Related Party Transactions

Details of the material transactions entered into during the year with related parties are as follows:

47 有關連人士之交易

於本年度與有關連人士之重要交易詳情如下：

		2007 **二零零七年** **HK$'000** **港幣千元**	2006 二零零六年 HK$'000 港幣千元
Interest income from associates (note 20)	來自聯營公司之利息收入(附註20)	**735**	2,073
Interest income from jointly controlled entities (note 21)	來自共同控制企業之利息收入(附註21)	**2,900**	–

The remuneration of directors and other members of key management during the year were disclosed in note 41.

本年度董事及其他主要管理層成員之薪酬於附註41中披露。

48 Principal Subsidiaries 48 主要附屬公司

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊／營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本／註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Chevalier (Aluminium Engineering) Hong Kong Limited 其士(鋁工程)香港有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	100	Supply and installation of aluminium building materials and curtain walls 鋁質建築材料及玻璃幕牆之供應及安裝
Chevalier (Aluminium Engineering) Limited 其士(鋁工程)有限公司	Hong Kong 香港	Ordinary 普通	HK$100 100港元	100	-	100	Supply and installation of aluminium building materials and curtain walls 鋁質建築材料及玻璃幕牆之供應及安裝
		Deferred 遞延	HK$2 2港元	2	-	100	
Chevalier Automobiles Inc.	Canada 加拿大	Common 普通	C$101 101加拿大元	200	-	100	Sale and servicing of automobiles 汽車銷售及維修服務
Chevalier (Building Supplies & Engineering) Limited 其士(建材工程)有限公司	Hong Kong 香港	Ordinary 普通	HK$100 100港元	100	-	100	Supply and installation of building materials and trading of forklift trucks and generators 建築材料供應及安裝及經營搬運車與發電機貿易
		Deferred 遞延	HK$2 2港元	2	-	100	

48 Principal Subsidiaries (continued) 48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	 Indirectly 間接 % 百分率	Principal activities 主要業務
Chevalier (Chengdu) Investment Management Limited (note 1) 其士(成都)投資管理有限公司(附註1)	Mainland China 中國內地	Not applicable 不適用	RMB250,000,000 250,000,000人民幣	Not applicable 不適用	-	100	Investment holding and providing management service 投資控股及提供管理服務
Chevalier Chrysler Inc.	Canada 加拿大	Common 普通	C$101 101加拿大元	200	-	100	Sale and servicing of automobiles 汽車銷售及維修服務
Chevalier Civil Engineering (Hong Kong) Limited 其士土木工程(香港)有限公司	Hong Kong 香港	Ordinary 普通	HK$100 100港元	100	-	100	Civil engineering 土木工程
Chevalier (Civil Engineering) Limited 其士(土木工程)有限公司	Hong Kong 香港	Ordinary 普通	HK$49,991,002 49,991,002港元	49,991,002	-	100	Civil engineering 土木工程
		Deferred 遞延	HK$24,964,002 24,964,002港元	24,964,002	-	100	
Chevalier Cold Storage and Logistics Limited (Formerly known as Chevalier Cold Storage and Warehousing Limited) 其士冷藏物流有限公司(前稱其士冷藏倉庫有限公司)	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	75	Operation of a cold storage warehouse and logistic 經營冷凍倉庫及物流
Chevalier (Construction) Company Limited 其士(建築)有限公司	Hong Kong 香港	Ordinary 普通	HK$60,500,000 60,500,000港元	60,500,000	-	99.6	Building construction and maintenance 樓宇建築及保養
Chevalier Construction Holdings Limited 其士建築集團有限公司	British Virgin Islands/Hong Kong 英屬處女群島/香港	Ordinary 普通	HK$300,000 300,000港元	3,000,000	100	-	Investment holding 投資控股

48 Principal Subsidiaries (continued) 48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Chevalier Construction (Hong Kong) Limited 其士建築(香港)有限公司	Hong Kong 香港	Ordinary 普通	HK$1,000 1,000港元	100	-	100	Building construction 樓宇建築
		Deferred 遞延	HK$10,000 10,000港元	1,000	-	100	
Chevalier Development (S) Pte. Ltd.	Singapore 新加坡	Ordinary 普通	S$2,500,000 2,500,000新加坡元	2,500,000	-	100	Property investment 物業投資
Chevalier Enviro Services, Inc.	Philippines 菲律賓	Common 普通	Peso8,750,000 8,750,000披索	87,500	-	100	Trade or business of waste disposal 貿易或污水處理業務
Chevalier (E & M Contracting) Limited 其士(機電工程)有限公司	Hong Kong 香港	Ordinary 普通	HK$69,200,000 69,200,000港元	69,200,000	-	100	Installation of electrical and mechanical equipment and provision of project management service 安裝機電設備及提供項目管理服務
Chevalier Engineering (S) Pte. Ltd.	Singapore 新加坡	Ordinary 普通	S$500,000 500,000新加坡元	500,000	-	100	Installation and maintenance of lifts 安裝及保養升降機
Chevalier (Envirotech) Limited 其士(環境技術)有限公司	Hong Kong 香港	Ordinary 普通	HK$127,600,000 127,600,000港元	127,600,000	-	100	Environmental engineering 環保工程
Chevalier (HK) Limited 其士(香港)有限公司	Hong Kong 香港	Ordinary 普通	HK$143,085,000 143,085,000港元	572,340,000	100	-	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment 供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備

48 Principal Subsidiaries (continued)

48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/operation 註冊／營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/registered capital 已發行及繳足股本／註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Chevalier (Insurance Brokers) Limited 其士(保險顧問)有限公司	Hong Kong 香港	Ordinary 普通	HK$1,000,000 1,000,000港元	1,000,000	100	-	Insurance brokerage 保險顧問
Chevalier Insurance Company Limited 其士保險有限公司	Hong Kong 香港	Ordinary 普通	HK$200,000,000 200,000,000港元	200,000,000	100	-	Insurance underwriting 保險業務
Chevalier International (USA) Inc.	U.S.A. 美國	Common 普通	US$4,012,000 4,012,000美元	4,012,000	-	100	Grocery trading 雜貨貿易
Chevalier iTech Holdings Limited (Change of name on 4th May 2007 to Chevalier Pacific Holdings Limited) (listed on The Stock Exchange of Hong Kong Limited) 其士科技控股有限公司 (於二零零七年五月四日易名為其士泛亞控股有限公司) (於香港聯合交易所有限公司上市)	Bermuda/Hong Kong 百慕達／香港	Ordinary 普通	HK$95,077,936 95,077,936港元	190,155,871	49.6	7.1	Investment holding 投資控股
Chevalier iTech Limited (Change of name on 29th May 2007 to Chevalier Pacific Limited) 其士科技有限公司 (於二零零七年五月二十九日易名為其士泛亞有限公司)	Hong Kong 香港	Ordinary 普通	HK$200,000,000 200,000,000港元	200,000,000	-	56.7	Investment holding 投資控股
Chevalier iTech Services Limited 其士科技工程有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	56.7	Trading and servicing of computer and business machines 電腦及商業機器貿易及維修

48 Principal Subsidiaries (continued) 48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Chevalier iTech Thai Limited (note 3) (附註3)	Thailand 泰國	Ordinary 普通	BAHT18,980,000 18,980,000泰銖	189,800	-	56.7	Trading of computer and business machines 電腦及商業機器貿易
		Preference 優先	BAHT1,020,000 1,020,000泰銖	10,200	-	56.7	
Chevalier Lifts Engineering (Shenzhen) Co., Ltd. (note 1) 其士電梯工程(深圳)有限公司(附註1)	Mainland China 中國內地	Not applicable 不適用	HK$10,000,000 10,000,000港元	Not applicable 不適用	-	100	Installation and maintenance of lifts 升降機之安裝及維修服務
Chevalier (Network Solutions) Limited 其士(網絡科技)有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	-	56.7	Network systems and solution services 網絡系統及科技服務
Chevalier Network Solutions Thai Limited	Thailand 泰國	Ordinary 普通	BAHT15,000,000 15,000,000泰銖	150,000	-	56.7	Trading of telecommunication equipment 電訊設備貿易
Chevalier (OA) Limited 其士(商業系統)有限公司	Hong Kong 香港	Ordinary 普通	HK$100,000 100,000港元	100,000	-	56.7	Trading of computer and office equipment and provision of repair and maintenance services 電腦及辦公室設備貿易及提供維修保養服務
Chevalier Pipe Rehabilitation Hong Kong Limited 其士管道修復香港有限公司	Hong Kong 香港	Ordinary 普通	HK$43,400,000 43,400,000港元	43,400,000	-	100	Design and construction for flushing water, cooling water, gas, sewages and drainage pipelines 設計及建造咸水、冷水、氣體、污水及水渠管道

48 Principal Subsidiaries (continued) 48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊／營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本／註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
CPT Asia Holdings Limited (Formerly known as Chevalier Pipe Technologies Limited) 其士管道科技亞洲控股有限公司 (前稱其士管道科技有限公司)	Hong Kong 香港	Ordinary 普通	HK$230,000,000 230,000,000港元	230,000,000	–	100	Investment holding and trading of pipelining materials, machinery and equipment 投資控股及經營管道之物料、機器及設備貿易
Chevalier Property Management Limited 其士富居物業管理有限公司	Hong Kong 香港	Ordinary 普通	HK$100 100港元	100	–	100	Property management and security services 物業管理及保安服務
		Deferred 遞延	HK$1,002 1,002港元	1,002	–	100	
Chevalier (Satellink) Limited 其士(衛星通訊)有限公司	Hong Kong 香港	Ordinary 普通	HK$365,002 365,002港元	365,002	–	56.7	Installation of satellite antennae 裝設衛星電視天線
Chevalier Singapore Holdings Pte. Ltd. 其士新加坡控股私人有限公司	Singapore 新加坡	Ordinary 普通	S$11,250,000 11,250,000新加坡元	112,500,000	–	100	Marketing, installation and maintenance of lifts and escalators 供應、安裝及保養升降機及自動梯
Chevalier (Travel Agency) Limited 其士旅遊有限公司	Hong Kong 香港	Ordinary 普通	HK$1,500,000 1,500,000港元	15,000	–	100	Travel agency 旅遊代理
Chevalier (Macau) Limited 其士(澳門)有限公司	Macau 澳門	Ordinary 普通	Patacas100,000 100,000澳門元	100	–	100	Installation and maintenance of lifts 升降機安裝及維修服務
CPC Construction Hong Kong Limited 其士基建香港有限公司	Hong Kong 香港	Ordinary 普通	HK$200 200港元	2	–	100	Building construction and civil engineering 樓宇建築及土木工程
		Deferred 遞延	HK$25,936,200 25,936,200港元	259,362	–	–	

48 Principal Subsidiaries (continued) 48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Elevator Parts Engineering Company Limited 電梯工程有限公司	Hong Kong 香港	Ordinary 普通	HK$400,000 400,000港元	40,000	–	100	Marketing, installation and maintenance of lifts and escalators 升降機及自動梯保養及維修服務
Forth Bridge Company Limited	Hong Kong 香港	Ordinary 普通	HK$20 20港元	2	–	100	Property investment 物業投資
		Deferred 遞延	HK$10,000 10,000港元	1,000	–	100	
Futex Development Limited 富特發展有限公司	Hong Kong 香港	Ordinary 普通	HK$1,000 1,000港元	1,000	–	100	Property investment and development 物業投資及發展
Full Ascent Development Limited 騰昇發展有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	75	Property investment 物業投資
Gold Express Development Limited 金訊發展有限公司	Hong Kong 香港	Ordinary 普通	HK$100 100港元	100	–	100	Property development 物業發展
		Deferred 遞延	HK$2 2港元	2	–	100	
Goldyork Investment Limited 金喈投資有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	100	Property investment 物業投資
Good Process Limited 騰寶有限公司	Hong Kong 香港	Ordinary 普通	HK$149 149港元	149	100	–	Property development 物業發展
		Deferred 遞延	HK$51 51港元	51	–	100	
Goodkent Limited	Hong Kong 香港	Ordinary 普通	HK$100 100港元	100	–	100	Property development 物業發展
		Deferred 遞延	HK$2 2港元	2	–	100	
Jiujiang Chevalier Hotel & Travel Co., Ltd. (note 1) 九江其士酒店旅業有限公司(附註1)	Mainland China 中國內地	Not applicable 不適用	RMB25,000,000 25,000,000人民幣	Not applicable 不適用	–	100	Hotel operation 經營酒店業務

48 Principal Subsidiaries (continued) 48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
KMG Pipe Technologies GmbH	Germany 德國	Ordinary 普通	Euro25,000 25,000歐元	2	–	100	Pipe-line engineering and maintenance, rehabilitation and construction of pipelines, including sewage, cleaning, gas and water pipelines, and civil and structural engineering 建造、保養及翻新管道工程(包括污水、清洗、燃氣及供水系統與土木及結構工程)
Lac Kar Investment Company Limited 力加置業有限公司	Hong Kong 香港	Ordinary 普通	HK$3,600,000 3,600,000港元	3,600,000	–	100	Property investment 物業投資
Lucky Fine Limited 勵發有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	56.7	Property investment 物業投資
Macleh (Chevalier) Limited	Canada 加拿大	Common 普通	C$101,100 101,100加拿大元	10,100	–	100	Property investment and hotel operation 物業投資及經營酒店業務
Macont Developments Inc.	Canada 加拿大	Common 普通	C$1,000 1,000加拿大元	1,000	–	100	Property investment 物業投資
Matterhorn Properties Limited	British Virgin Islands/ Hong Kong 英屬處女群島/香港	Ordinary 普通	US$1 1美元	1	–	100	Property investment 物業投資
NordiTube Technologies AB	Sweden/ Belgium 瑞典/比利時	Ordinary 普通	SEK54,509,340 54,509,340瑞典克朗	109,018,680	–	92.43	Supply PHOENIX process for pipe rehabilitation projects 供應PHOENIX作為加工及活動襯墊作管道翻新項目之用

48 Principal Subsidiaries (continued) 48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Oriental Sharp Limited 銳中有限公司	Hong Kong 香港	Ordinary 普通	HK$360,000,000 360,000,000港元	360,000,000	–	100	Property development 物業發展
		Deferred 遞延	HK$51 51港元	51	–	100	
Pacific Coffee Company Limited	Hong Kong 香港	Ordinary 普通	HK$77,355 77,355港元	77,355	–	56.7	Trading of coffee products, operation of coffee shops and provision of maintenance services 咖啡產品貿易及經營咖啡店及提供維修保養
Pacific Coffee Company (S) Pte Ltd	Singapore 新加坡	Ordinary 普通	S$100,000 100,000新加坡元	100,000	–	56.7	Operation of coffee shops 經營咖啡店
PCC Investment Limited	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	56.7	Operation of coffee shops 經營咖啡店
PCC Investment (II) Limited	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	56.7	Operation of coffee shops 經營咖啡店
Peak Gain Limited 拔創有限公司	Hong Kong 香港	Ordinary 普通	HK$20 20港元	2	–	100	Property investment 物業投資
Proud Rich Limited (note 4) 驕發有限公司(附註4)	Hong Kong 香港	Ordinary 普通	HK$20 20港元	2	–	100	Property investment 物業投資
		Deferred 遞延	HK$20 20港元	2	–	100	
Rib Loc Group Limited	Australia 澳洲	Ordinary 普通	A$14,992,000 14,992,000澳元	28,619,000	–	76.49	Franchising, manufacturing and marketing of products and systems in the pipe renovation market, manufacturing and marketing of air conditioning ducts and component 於管道翻新市場作產品及系統之特許經營、製造及市場推廣暨冷氣槽及零件之製造及市場推廣

48 Principal Subsidiaries (continued)

48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Shanghai Chevalier Lifts Engineering Co., Ltd. 上海其士電梯工程有限公司	Mainland China 中國內地	Not applicable 不適用	US$650,000 650,000美元	Not applicable 不適用	-	100	Installation and maintenance of lifts 升降機之安裝及維修服務
Shanghai Chevalier Property Management Co., Ltd. 上海其士物業管理有限公司	Mainland China 中國內地	Not applicable 不適用	US$350,000 350,000美元	Not applicable 不適用	-	100	Property management and providing property management consultation 物業管理及提供物業管理諮詢
Shanghai Chevalier Trading Co., Ltd. 上海其士貿易有限公司	Mainland China 中國內地	Not applicable 不適用	US$200,000 200,000美元	Not applicable 不適用	-	100	Trading of lifts, escalators, electrical and mechanical equipment 升降機、自動梯及機電產品貿易
Shanghai Chonmain Real Estate Development Co., Ltd. (note 2) 上海創名房地產發展有限公司(附註2)	Mainland China 中國內地	Not applicable 不適用	US$18,000,000 18,000,000美元	Not applicable 不適用	-	80	Property development 物業發展
Sup Aswin Limited	Thailand 泰國	Ordinary 普通	BAHT15,000,000 15,000,000泰銖	150,000	-	56.7	Property investment 物業投資
Talent Luck Limited 祥龍興業有限公司	Hong Kong 香港	Ordinary 普通	HK$270,000,000 270,000,000港元	270,000,000	-	100	Property development 物業發展
		Deferred 遞延	HK$51 51港元	51	-	100	

48 Principal Subsidiaries (continued) 48 主要附屬公司(續)

Name of company 公司名稱	Place or country of incorporation or registration/ operation 註冊/營業地點或國家	Class of shares 股份類別	Issued and paid up share capital/ registered capital 已發行及繳足股本/註冊股本	No. of shares 股份數目	Effective percentage of issued share capital/ registered capital held by the Company 本公司持有已發行股本或註冊股本權益 Directly 直接 % 百分率	Indirectly 間接 % 百分率	Principal activities 主要業務
Union Pearl Development Limited 萬珠發展有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	100	Property investment and trading 物業投資及貿易
Winfield Development Limited 威方發展有限公司	Hong Kong 香港	Ordinary 普通	HK$2 2港元	2	–	100	Property investment 物業投資
Xinyang Chevalier Hotel Co., Ltd. (note 2) 信陽其士大酒店有限公司(附註2)	Mainland China 中國內地	Not applicable 不適用	RMB74,142,781 74,142,781人民幣	Not applicable 不適用	–	70	Hotel operation 經營酒店業務
東莞其士華盈大酒店有限公司 (Formerly known as 前稱 其士(東莞)大酒店有限公司) (note 1) (附註1)	Mainland China 中國內地	Not applicable 不適用	RMB40,000,000 40,000,000人民幣	Not applicable 不適用	–	100	Property investment 物業發展
廣州富明投資管理顧問有限公司 (note 2) (附註2)	Mainland China 中國內地	Not applicable 不適用	HK$30,000,000 30,000,000港元	Not applicable 不適用	–	90.1	Investment holding and providing management service 投資控股及提供管理服務
757040 Ontario Limited	Canada 加拿大	Common 普通	C$10 10加拿大元	10	–	100	Property investment 物業投資

Notes:

(1) Established in the Mainland China as wholly foreign owned enterprises.

(2) Established in the Mainland China as sino-foreign owned equity joint ventures.

(3) Preference shares are 10% non-cumulative and every four preference shares of this company carry one vote.

(4) All deferred shares are non-voting and practically have no rights to participate in any distribution upon winding up.

附註:

(1) 以外資全資企業於中國內地成立。

(2) 以中外合資企業於中國內地成立。

(3) 優先股為非累計10%,而該公司之每四股優先股附有一票。

(4) 所有遞延股份皆無投票權,而實際上亦無權在公司清盤時獲得任何分派。

49 Principal Associates

49 主要聯營公司

Name of associate 聯營公司名稱	Place or country of incorporation/ operation 註冊／營業地點或國家	Class of shares held 股份類別	Effective percentage of issued capital held by the Company indirectly 本公司間接持有已發行股本或註冊股本權益 % 百分率	Principal activities 主要業務
K2 Printing Company Limited 倍佳印務有限公司	Hong Kong 香港	Ordinary 普通	49	Property investments 物業投資
四川啟陽汽車貿易有限公司	Mainland China 中國內地	Not applicable 不適用	36	Trading of motor vehicles and provision of maintenance service 汽車貿易及提供保養服務
成都華通豐田汽車銷售服務有限公司	Mainland China 中國內地	Not applicable 不適用	15.2	Trading of motor vehicles and provision of maintenance service 汽車貿易及提供保養服務
Yue Xiu Concrete Company Limited 越秀混凝土有限公司	Hong Kong 香港	Ordinary 普通	25	Manufacturing and provision of concrete 生產及提供混凝土
Sinochina Enterprises Limited	British Virgin Islands/ Hong Kong 英屬處女群島／香港	Ordinary 普通	49	Investment holding 投資控股

All the associates are incorporated and the Group's entitlement to share in the profit or loss in these associates is in proportion to its ownership interest.

本集團享有其聯營公司之盈利或虧損乃按其擁有權益之比例計算，而所有聯營公司皆是已註冊之公司。

50 Principal Jointly Controlled Entities 50 主要共同控制企業

Name of jointly controlled entity 共同控制企業名稱	Place or country of incorporation or registration/ operation 註冊／營業地點或國家	Class of shares held 股份類別	Form of business structure 商業結構形式	Effective percentage of issued share capital/ registered share capital held by the Company indirectly 本公司間接持有已發行股本或註冊股本權益 % 百分率	Principal activities 主要業務
Lam Woo & Company Limited 聯益建造有限公司	Hong Kong 香港	Ordinary 普通	Incorporated 註冊	50	Civil engineering 土木工程
Lam Woo Construction Limited 聯益承建有限公司	Hong Kong 香港	Ordinary 普通	Incorporated 註冊	50	Building maintenance 樓宇保養
深圳其士金峰園房地產開發有限公司 (note) (附註)	Mainland China 中國內地	Not applicable 不適用	Sino-foreign owned equity joint venture 中外合資企業	46	Property development 物業發展
北京鳳桐祥瑞房地產開發有限公司	Mainland China 中國內地	Not applicable 不適用	Domestic enterprise 內資企業	44	Property development 物業發展
成都其士房地產發展有限公司	Mainland China 中國內地	Not applicable 不適用	Wholly foreign owned enterprise 外資全資企業	49	Property development 物業發展

Note: The Group shares 50% in the profit or loss of the jointly controlled entity.

附註： 本集團佔共同控制企業50%盈利或虧損。

Except the above-mentioned, the Group's entitlement to share in the profit or loss of the remaining jointly controlled entities is in proportion to its ownership interest.

除以上所述，本集團享有其餘共同控制企業之盈利或虧損乃按其擁有權益之比例計算。

51 Comparative Figures 51 比較數字

Certain of the comparative figures have been reclassified to conform to the current year presentation.

若干比較數字已重列以符合本年度之呈列。

